As filed with the Securities and Exchange Commission on February 26, 2007

Registration No. 333-139652

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BigBand Networks, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3663	04-3444278
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

475 Broadway Street, Redwood City, California 94063

650-995-5000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert E. Horton

Vice President and General Counsel

BigBand Networks, Inc.

475 Broadway Street

Redwood City, California 94063

650-995-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper J. Robert Suffoletta Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 650-493-9300	Christopher L. Kaufman Tad J. Freese Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 650-328-4600

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Common Stock, $0.001 par value	12,305,000	$12.00	$147,660,000	$15,216

(1)	Includes 1,605,000 shares the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.
(3)	Previously paid by the Registrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued February 26, 2007

10,700,000 Shares

COMMON STOCK

BigBand Networks, Inc. is offering 7,500,000 shares of its common stock and the selling stockholders are offering 3,200,000 shares of common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $10.00 and $12.00 per share.

Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “BBND.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to BigBand	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

The selling stockholders have granted the underwriters the right to purchase up to an additional 1,605,000 shares of common stock to cover over-allotments. We will not receive any proceeds from the sale of shares by the selling stockholders.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                     , 2007.

MORGAN STANLEY	MERRILL LYNCH & CO.
JEFFERIES & COMPANY
COWEN AND COMPANY
THINKEQUITY PARTNERS LLC

                    , 2007

BigBand Networks Enhances the Service Provider Triple Play

HDTV

Video

Today's consumers are demanding increasingly rich, interactive and personalized video content. Video provides the most engaging user experience and generates the most revenue of any service in the triple play bundle, yet is the most challenging to deliver. BigBand Networks' video innovation makes new video services possible, including expanded broadcast, on-demand and high-definition programming choices and advertising addressed to specific, relevant audiences.

Voice

BigBand Networks supports stringent telephony standards for reliability and quality.

Data

BigBand Networks accelerates broadband access speeds to enhance interactive experiences, such as online video.

BigBand Networks enables service providers to offer Triple Play—video, voice and data services to tens of millions of subscribers. Our key product applications include:

Switched Broadcast

Enables service providers to transmit video programming only when subscribers in a neighborhood are actually watching channels. By more efficiently delivering video content, operators can use reclaimed bandwidth to deliver an expanded number of channels, new services and personalized advertising.

Telco TV

Allows telephone companies to leverage existing infrastructure to add video programming. Service providers can provide a very high quality viewing experience while benefiting from the use of digital transport throughout a network.

Digital Simulcast

Enables service providers to cost-effectively migrate from analog to digital video and overcome video quality limitations inherent in transporting analog over long distances.

VoIP

Allows service providers to deliver voice services that meet demanding quality and reliability standards.

High-Speed Data

Service providers can offer real-time services, such as voice over IP, high-speed data and streaming video content over the Internet.

Hardware Platforms and Management Software

BigBand BMR®
Broadband Multimedia-Service Router
Supports a broad range of video solutions such as broadcast TV, ad insertion, switched video and digital transport

BigBand Cuda® CMTS
Cable Modem Termination System
Enables delivery of voice and high speed data services over cable networks

BigBand BME™
Broadband Multimedia-Service Edge
Edge processing of video services such as switched broadcast and video on demand

BigBand Management Software
Suite of software modules for managing and delivering services on BigBand Networks' platforms

BigBand Networks Platforms Used By Leading Cable and Telco Service Providers to Offer Video-Optimized Triple Play Solutions to Tens of Millions of Subscribers

Cable Regional Headend
Cable Local Hub
Millions of Households
Cable Household
CABLE NETWORK
Cuda
BMR
BME
Cuda
BME
Cuda
BME
Video, Voice, Data Services and Advertising
TELCO NETWORK
BMR
BMR
BMR
Telco Household
Video Services and Advertising
Telco Regional Video Hub Office
Telco Local Central Office
Millions of Households
BigBand in the Core Access Network
BigBand at the Edge of Both Cable / Telco Networks

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Until                     , 2007 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

BigBand Networks, BME, BMR, Cuda, FastFlow and RateShaping are trademarks of BigBand Networks in the United States and other countries. This prospectus also includes other trademarks of BigBand and trademarks of other persons.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. Before deciding to invest in shares of our common stock, you should read this summary together with the more detailed information, including our consolidated financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

BIGBAND NETWORKS, INC.

We develop, market and sell network-based platforms that enable cable operators and telephone companies, collectively called service providers, to offer video, voice and data services across coaxial, fiber and copper networks. We have significant expertise in rich media processing, communications networking and bandwidth management. We have delivered what we believe to be the only successful commercial deployments of switched broadcast, an application that substantially increases the volume of content that a service provider can offer. In addition, we were the first to implement what we believe has become the industry’s de facto network architecture for digital simulcast, an application that facilitates the insertion of advertising and the transmission of video in a digital format across a network while still providing service to analog subscribers. Our product applications of Digital Simulcast, TelcoTV, Switched Broadcast, and High-Speed Data and Voice-over-IP are a combination of our modular software and programmable video and data hardware platforms.

Our software and hardware product applications are used by leading service providers worldwide to offer video, voice and data services to tens of millions of subscribers, 24 hours a day, seven days a week. We have sold our product applications to more than 100 customers globally, including Cablevision, Charter, Comcast, Cox, Time Warner Cable and Verizon, which are six of the ten largest service providers in the United States. Our net revenues increased 80.3% to $176.6 million for the year ended December 31, 2006 from $98.0 million in 2005. We have been profitable on a quarterly basis since the three months ended September 30, 2006, and we first achieved profitability on an annual basis in 2006.

Intelligent, High-Bandwidth Video Networks Are Needed

Service providers derive most of their revenue from consumer subscriptions and advertising. Service providers are increasingly bundling disparate video, voice and data services into integrated offerings, also known as “triple-play” services. Video is the most technically demanding, provides the richest user experience and currently offers the greatest revenue per subscriber of the triple-play services. As of December 2006, Yankee Group Research estimates that, on average, consumers spend $68 per month for digital video services compared to $47 for voice and $33 for data services.

Competition to deliver video, voice and data services has fueled recurring cycles of network investment as service providers seek to capture increasing revenues by offering additional services. Regulatory, technological and competitive factors are leading service providers to increasingly compete against one another for consumer subscription and advertising revenues. For example, cable operators have added approximately eight million voice-over-IP subscribers, while telephone companies are investing in video, such as Verizon’s announced plan to upgrade its fiber-optic network for video and data services at a cost of $18 billion. In addition to competing among themselves, service providers are facing competition from Internet and media companies, such as ABC.com, Apple Computer, Google and Yahoo, which use the Internet to deliver video content and advertising directly to consumers.

To differentiate their video, voice and data services from the competition, service providers are beginning to develop differentiated video offerings that more directly respond to consumer demand for more personalized and richer content, a higher quality experience and greater ease of access to this content. For example, subscribers are demanding more high definition television, or HDTV, and gaining more control over their consumption of video content through video-on-demand, or VOD, technologies. At the same time, advertisers are increasingly demanding that video-based advertising deliver more relevant ads with the interactivity to measure return on ad spending comparable to ads placed on the Internet. The need to respond to consumer demands for richer, more accessible and more relevant content, and advertisers’ demands for increased interactivity, is forcing service providers to improve their networks.

Current service provider networks are not well suited to deliver the entire triple-play bundle of services and relevant advertising. In particular, these networks lack sufficient bandwidth necessary to deliver rich video services such as HD programming and lack the interactivity and ability to tailor programming and advertising to subscribers. As a result, a simple expansion of network capacity is not likely to meet these challenges, and there is a need for platforms designed primarily for reliable and cost-effective video delivery, which in turn will enable the entire triple-play offering. The rapidly changing trends in consumer demands and advertiser requirements, coupled with the competitive environment, are forcing service providers to develop more intelligent, extensible networks to provide these advanced services, enable increasingly relevant advertising and make more efficient use of available network capacity.

The BigBand Solution

The limitations of existing networks pose significant challenges to service providers. The BigBand solution addresses these challenges by enabling service providers to deliver high-quality video, voice and data services and more effective video advertising.

•

Intelligent Bandwidth Management.    The growing volume and richness of video content being demanded by subscribers, such as HDTV, is straining the capacity of existing fixed-bandwidth networks. Our media processing capabilities significantly increase the capacity of these networks without a costly capital expansion.

•

High-Quality Video Experience.    Video is less tolerant of the delays and errors that degrade the quality of the viewing experience. Our product applications enhance video quality in the network by correcting errors before subscribers are impacted.

•

Enhanced Video Personalization.    Networks lack the intelligence to understand and react to subscriber television viewing behavior. Using our product applications, service providers interact with their subscribers down to the individual channel change and, as a result, can more accurately tailor programming packages to the interests of their subscribers.

•

Ability to Deliver Relevant Video Advertising.    Existing networks provide only limited ability to deliver more relevant ads to audiences. Our products allow service providers to insert advertising tailored to specific geographic zones.

•

Optimize Return on Existing Infrastructure Investment.    Service providers have spent billions to build and maintain their networks and want to extend the useful life of their infrastructure investments. Our network-based products allow service providers to manage service quality and upgrade their voice, video and data offerings from the network, avoiding costly upgrades and installations of customer premise equipment, or CPE.

•

Platform Flexibility.    Networks must have the flexibility to rapidly deploy new services, such as HDTV, VOD and voice-over-IP, or VoIP. Our fully programmable hardware and modular software architecture is field-upgradable and designed to meet service provider requirements for network flexibility.

Competitive Strengths of BigBand

We have core expertise in media processing, communications networking and bandwidth management. We hold 26 U.S. patents, 16 of which relate to our video products and ten of which relate to our data products. Our expertise in emerging technologies, such as switched broadcast, and our customer relationships with large service providers are key strengths that enable us to gain greater insight into the network requirements of our customers. Leveraging this expertise, we combine our fully programmable hardware and modular software architecture to deliver product applications designed to meet service provider needs for intelligent, high-bandwidth networks. Our products are interoperable with a broad range of content and services in various parts of a service provider’s network. Further, we believe our product applications decrease our customers’ total cost of ownership, reduce their time-to-market with new services and improve their ability to achieve more efficient bandwidth utilization.

Risk Factors

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	we depend on the adoption of advanced technologies by service providers for substantially all of our net revenues;

•	our customer base is highly concentrated, and there are a limited number of potential customers for our products;

•	the timing of a significant portion of our revenue is dependent on complex systems integration;

•	our operating results are likely to fluctuate significantly for a variety of reasons; and

•	our operating results in a particular period can be impacted by our lengthy sales cycle.

For further discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors” immediately following this prospectus summary.

Corporate Information

Our company was founded in December 1998, and through 2001 we were engaged principally in research and development on video-related products. To expand our product offerings, in June 2004, we acquired the high-speed data equipment BAS division of ADC Telecommunications, Inc. Our principal executive offices are located at 475 Broadway Street, Redwood City, California 94063, and our telephone number is 650-995-5000. We operate research and development facilities in Westborough, Massachusetts, Tel Aviv, Israel and Redwood City, California. As of December 31, 2006, we had 562 employees. Except where the context requires otherwise, in this prospectus the “Company,” “BigBand,” “we,” “us” and “our” refer to BigBand Networks, Inc., a Delaware corporation, and, where appropriate, its subsidiaries.

THE OFFERING

Common stock offered by us	7,500,000 shares

Common stock offered by the selling stockholders	3,200,000 shares

Common stock to be outstanding after this offering	57,119,068 shares

Use of proceeds

We intend to use the net proceeds to us from this offering for the repayment of approximately $14.0 million in indebtedness, for working capital, for capital expenditures and for other general corporate purposes. We may also use a portion of our net proceeds to fund acquisitions of complementary businesses, products or technologies. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

NASDAQ Global Market symbol	BBND

The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding at December 31, 2006, which excludes:

•	16,019,932 shares of common stock issuable upon the exercise of options outstanding at December 31, 2006, at a weighted-average exercise price of $2.31 per share;

•

933,670 shares of common stock issuable upon the exercise of warrants outstanding at December 31, 2006, at a weighted-average exercise price of $3.63 per share, of which warrants to purchase 104,653 shares of common stock at a weighted-average exercise price of $2.20 per share will expire at the closing of this offering if they have not been exercised;

•	1,000,000 shares of common stock reserved for future issuance under our Employee Stock Purchase Plan; and

•

6,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, plus any shares reserved but not issued under our other stock option plans as of the date of this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of shares of common stock effective immediately prior to the closing of this offering;

•	a 1-for-4 reverse stock split effected in February 2007; and

•	no exercise by the underwriters of their right to purchase up to 1,605,000 shares of common stock from the selling stockholders to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

We present below our summary consolidated financial information. The summary consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the summary consolidated balance sheet data as of December 31, 2006 have been derived from audited consolidated financial statements included elsewhere in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Years Ended December 31,
	2004	2005	2006
	(in thousands, except per share data)
Consolidated Statements of Operations Data(1):
Net revenues
Products	$31,536	$85,966	$154,013
Services	3,936	12,013	22,611

Total net revenues	35,472	97,979	176,624
Cost of net revenues(2)
Products	21,300	55,933	74,152
Services	2,221	3,900	9,245

Total cost of net revenues	23,521	59,833	83,397
Gross profit
Products	10,236	30,033	79,861
Services	1,715	8,113	13,366

Total gross profit	11,951	38,146	93,227

Operating expense
Research and development(2)	21,582	30,701	37,194
Sales and marketing(2)	15,891	22,729	29,523
General and administrative(2)	5,782	6,984	13,176
Amortization of purchased intangible assets	286	573	572
In-process research and development	966	—	—

Total operating expense	44,507	60,987	80,465

Operating income (loss)	(32,556)	(22,841)	12,762
Other income (expense), net	(957)	(1,696)	(1,360)

Net income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(33,513)	(24,537)	11,402
Provision for income taxes	250	325	2,525

Net income (loss) before cumulative effect of change in accounting principle	(33,763)	(24,862)	8,877
Cumulative effect of change in accounting principle	—	(633)	—

Net income (loss)	$(33,763)	$(25,495)	$8,877

Net income (loss) per common share:
Basic	$(4.20)	$(2.36)	$0.78

Diluted	$(4.20)	$(2.36)	$0.16

Shares used in computing net income (loss) per common share:
Basic	8,032	10,794	11,433

Diluted	8,032	10,794	57,053

Pro forma net income per common share: (unaudited)
Basic			$0.18

Diluted			$0.16

Shares used in computing pro forma net income per common share: (unaudited)(3)
Basic			49,195

Diluted			57,053

(Footnotes appear on the next page)

	As of December 31, 2006
	Actual	Pro Forma(4)	Pro Forma As Adjusted(5)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$65,474	$65,474	$126,470
Working capital	25,056	28,208	95,660
Total assets	129,050	129,050	188,586
Current and long-term debt	14,536	14,536	536
Preferred stock warrant liabilities	3,152	—	—
Redeemable convertible preferred stock	117,307	—	—
Common stock and additional paid-in capital	17,075	137,534	211,859

(1)	On June 29, 2004, we completed the acquisition of Broadband Access Systems, Inc., which we refer to as BAS, from ADC Telecommunications, Inc. in a transaction accounted for as a business combination using the purchase method. For further information on the BAS acquisition, see Note 4 of the Notes to Consolidated Financial Statements included in this prospectus.
(2)	Includes stock-based compensation as follows:

	Years Ended December 31,
	2004	2005	2006
	(in thousands)
Cost of net revenues	$46	$87	$336
Research and development	299	516	1,035
Sales and marketing	134	263	637
General and administrative	222	237	516

Total stock-based compensation	$701	$1,103	$2,524

(3)	The pro forma weighted average common shares outstanding reflects the conversion of our redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original date of issuance.
(4)	The pro forma column in the summary consolidated balance sheet data table above gives effect to the conversion of all outstanding shares of our redeemable convertible preferred stock and all outstanding shares of non-voting class B common stock into common stock upon the completion of this offering, resulting in the termination of the redeemable convertible preferred stock and class B common stock conversion feature, the termination of the redemption rights associated with the class B common stock and the reclassification of the preferred stock warrant liabilities to additional paid-in capital upon closing of this offering.
(5)	The pro forma as adjusted column in the summary consolidated balance sheet data table above gives effect to items described in footnote (4) as well as our receipt of the estimated net proceeds from the sale of 7,500,000 shares of common stock offered by us in this offering, based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and our use of proceeds from this offering to repay approximately $14.0 million of outstanding indebtedness.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.

Risks Related to our Business

We depend on the adoption of advanced technologies by cable operators and telephone companies for substantially all of our net revenues, and any decrease or delay in capital spending for these advanced technologies would harm our operating results, financial condition and cash flows.

Substantially all of our sales are dependent upon the adoption of advanced technologies by cable operators and telephone companies, and we expect these sales to continue to constitute a significant majority of our sales for the foreseeable future. Demand for our products will depend on the magnitude and timing of capital spending by service providers on advanced technologies for constructing and upgrading their network infrastructure, and a reduction or delay in this spending could have a material adverse effect on our business.

The capital spending patterns of our existing and potential customers are dependent on a variety of factors, including:

•	available capital and access to financing;

•	annual budget cycles;

•	overall consumer demand for video, voice and data services and the acceptance of newly introduced services;

•	competitive pressures, including pricing pressures;

•	the impact of industry consolidation;

•	the strategic focus of our customers and potential customers;

•	technology adoption cycles and network architectures of service providers, and evolving industry standards that may impact them;

•	the status of federal, local and foreign government regulation of telecommunications and television broadcasting, and regulatory approvals that our customers need to obtain;

•	discretionary customer spending patterns;

•	bankruptcies and financial restructurings within the industry; and

•	general economic conditions.

Any slowdown or delay in the capital spending by service providers as a result of any of the above factors would likely have a significant impact on our quarterly revenue and profitability levels.

Our operating results are likely to fluctuate significantly and may fail to meet or exceed the expectations of securities analysts or investors or our guidance, causing our stock price to decline.

Our operating results have fluctuated in the past and are likely to continue to fluctuate, on an annual and a quarterly basis, as a result of a number of factors, many of which are outside of our control. These factors include:

•	the level and timing of capital spending of our customers, both in the United States and in international markets;

•	the timing, mix and amount of orders, especially from significant customers;

•	changes in market demand for our products;

•	our ability to secure significant orders from telephone companies;

•	our mix of products sold between video products, which generally have higher margins, and our cable modem termination system, or CMTS, data products, which generally have lower margins;

•	the mix of software and hardware products sold;

•	our unpredictable and lengthy sales cycles, which typically range from nine to eighteen months;

•	the timing of revenue recognition on sales arrangements, which may include multiple deliverables;

•	new product introductions by our competitors;

•	market acceptance of new or existing products offered by us or our customers;

•	competitive market conditions, including pricing actions by our competitors;

•	our ability to complete complex development of our software and hardware on a timely basis;

•	our ability to design, install and receive customer acceptance of our products;

•	unexpected changes in our operating expense;

•	the potential loss of key manufacturer and supplier relationships;

•	the cost and availability of components used in our products;

•	changes in domestic and international regulatory environments; and

•	the impact of new accounting rules.

We establish our expenditure levels for product development and other operating expense based on projected sales levels, and our expenses are relatively fixed in the short term. Accordingly, variations in the timing of our sales can cause significant fluctuations in operating results. As a result of all these factors, our operating results in one or more future periods may fail to meet or exceed the expectations of securities analysts or investors or our guidance, which would likely cause the trading price of our common stock to decline substantially.

We anticipate that our gross margins will fluctuate with changes in our product mix and expected decreases in the average selling prices of our products, which may adversely impact our operating results.

Our industry has historically experienced a decrease in average selling prices. We anticipate that the average selling prices of our products will decrease in the future in response to competitive pricing pressures, increased sales discounts and new product introductions by our competitors. We may experience substantial decreases in future operating results due to the decrease of our average selling prices. To maintain our gross margin levels, we must develop and introduce on a timely basis new products and product enhancements as well as continually reduce our product costs. Our failure to do so would likely cause our revenue and gross margins to decline, which could have a material adverse effect on our operating results and cause the price of our common stock to decline. We also anticipate that our gross margins will fluctuate from period to period as a result of the mix of products we sell in any given period, with our video products generally yielding higher gross margins than our data products. If our sales of these lower margin products significantly expand in future quarterly periods, our overall gross margin levels and operating results would be adversely impacted.

Our continued growth will depend significantly on our ability to deliver products that help enable telephone companies to provide video services. If the projected growth in demand for video services from telephone companies does not materialize or if these service providers find alternative methods of delivering video services, future sales of our video products will suffer.

Prior to 2006, our sales were principally to cable operators. In 2006, however, we generated significant sales from telephone companies. Our growth is dependent on our ability to sell video products to telephone companies that are increasingly reliant on the delivery of video services to their customers. Although a number of our existing products are being deployed in these networks, we will need to devote considerable resources to obtain orders, qualify our products and hire knowledgeable personnel to address telephone company customers, each of which will require significant time and financial commitment. These efforts may not be successful in the near future, or at all. If technological advancements allow these telephone companies to provide video services without upgrading their current system infrastructure or that allow them a more cost-effective method of delivering video services than our products, projected sales of our video products will suffer. Even if these providers choose our video products, they may not be successful in marketing video services to their customers, in which case additional sales of our products would likely be reduced.

Selling successfully to the telephone company market will be a significant challenge for us. Several of our largest competitors, such as Cisco Systems and Motorola Corporation, have mature customer relationships with many of the largest telephone companies, while we have limited recent experience with sales and marketing efforts designed to reach these potential customers. In addition, telephone companies face specific network architecture and legacy technology issues that we have only limited expertise in addressing. If we fail to penetrate the telephone company market successfully, our growth in revenues and operating results would be correspondingly limited.

Our customer base has become increasingly concentrated, and there are a limited number of potential customers for our products. The loss of any of our key customers would likely reduce our revenues significantly.

Historically, a large portion of our sales have been to a limited number of customers. Sales to our five largest customers accounted for approximately 90% of our net revenues in the three months ended December 31, 2006, approximately 79% of our net revenues in the year ended December 31, 2006, approximately 69% of our net revenues in the year ended December 31, 2005, and approximately 61% of our net revenues in the year ended December 31, 2004. In 2006, Comcast, Cox, Time Warner Cable and Verizon each represented 10% or more of our net revenues. In 2005, Adelphia, Cox and Time Warner Cable each represented 10% or more of our net revenues. In 2004, Adelphia, Comcast, Cox and Time Warner Cable each represented 10% or more of our net revenues.

We anticipate that a large portion of our revenues will continue to depend on sales to a limited number of customers, and we do not have contracts or other agreements that guarantee continued sales to these or any other customers. In addition, as the consolidation of ownership of cable operators and telephone companies continues, we may lose existing customers and have access to a shrinking pool of potential customers. We expect to see continuing industry consolidation and customer concentration due to the significant capital costs of constructing video, voice and data networks and for other reasons. For example, Adelphia, formerly the fifth largest cable company in the United States, which accounted for 5% of our net revenue in the year ended December 31, 2006, was sold in 2006 to Comcast and Time Warner Cable, the two largest U.S. cable operators. Further business combinations may occur in our customer base which will result in increased purchasing leverage by these customers over us. This may reduce the selling prices of our products and services and as a result may harm our business and financial results. Many of our customers desire to have two sources for the products we sell to them. As a result, our future revenue opportunities could be limited, and our profitability could be adversely impacted. The loss of, or reduction in orders from, any of our key customers would significantly reduce our revenues and have a material adverse impact on our business, operating results and financial condition.

The timing of a significant portion of our net revenues is dependent on complex systems integration.

We derive a significant portion of our net revenues from sales that include the network design, installation and integration of equipment, including equipment acquired from third parties to be integrated with our products to the specifications of our customers. We base our revenue forecasts on the estimated timing to complete the network design, installation and integration of our customer projects and customer acceptance of those products. The systems of our customers are both diverse and complex, and our ability to configure, test and integrate our systems with other elements of our customers’ networks is dependent upon technologies provided to our customers by third parties. As a result, the timing of our revenue related to the implementation of our product applications in these complex networks is difficult to predict and could result in lower than expected revenue in any particular quarter. Similarly, our ability to deploy our equipment in a timely fashion can be subject to a number of other risks, including the availability of skilled engineering and technical personnel, the availability of equipment produced by third parties and our customers’ need to obtain regulatory approvals.

If revenues forecasted for a particular period are not realized in such period due to the lengthy, complex and unpredictable sales cycles of our products, our operating results for that or subsequent periods will be harmed.

The sales cycles of our products are typically lengthy, complex and unpredictable and usually involve:

•	a significant technical evaluation period;

•	a significant commitment of capital and other resources by service providers;

•	substantial time required to engineer the deployment of new technologies or new video, voice and data services;

•	substantial testing and acceptance of new technologies that affect key operations; and

•	substantial test marketing of new services with subscribers.

For these and other reasons, our sales cycles generally have been between nine and eighteen months, but can last longer. If orders forecasted for a specific customer for a particular quarter do not occur in that quarter, our operating results for that quarter could be substantially lower than anticipated. Our quarterly and annual results may fluctuate significantly due to revenue recognition policies and the timing of the receipt of orders.

We only recently became profitable, and we may not be able to sustain profitability in future periods.

The three-month periods ended September 30, 2006 and December 31, 2006 have been the only fiscal quarters in which we have achieved profitability. We were profitable for our 2006 fiscal year; however, we reported losses for our 2005 and 2004 fiscal years. We are continuing to incur increased research and development, sales and marketing, and general and administrative expenses. As a result, we may not be able to sustain profitability in future fiscal quarters or achieve profitability on an annual basis in the future.

Our independent registered public accountants have identified and reported to us material weaknesses in our internal controls for the years ended December 31, 2004 and 2005 that, if not properly remediated, could result in material misstatements in our financial statements in future periods and impair our ability to comply with the accounting and reporting requirements applicable to public companies.

In connection with the audits of our consolidated financial statements for each of the years ended December 31, 2004 and 2005, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting under the standards established by the American Institute of Certified Public Accountants. Our independent registered public accounting firm has indicated that the material weaknesses in our revenue recognition process and financial statement closing process resulted from having insufficient procedures in place and an insufficient number of qualified resources in our finance department with the required proficiency to apply our accounting policies in accordance with U.S. generally accepted accounting principles, or GAAP. Our independent registered public accounting firm was not, however, engaged to audit the effectiveness of our internal control over financial reporting. If such an evaluation had been performed or when we are required to perform such an evaluation, additional material weaknesses, significant deficiencies and other control deficiencies may have been or may be identified. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently, as described further under “—We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.”

Because of these material weaknesses, there is heightened risk that a material misstatement of our annual or quarterly financial statements will not be prevented or detected. While we have completed our remediation efforts to address these material weaknesses, we cannot assure you that these remediation efforts have been entirely successful or that similar material weaknesses will not recur. Once we become a public company, we will be required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 as of December 31, 2008 and subsequent fiscal years. In the event that we have not adequately remedied these material weaknesses, and if we fail to maintain proper and effective internal controls in future periods, it could adversely affect our operating results, financial condition and our ability to run our business effectively and could cause investors to lose confidence in our financial reporting.

If we do not adequately manage and evolve our financial reporting and managerial systems and processes, our operating results and financial condition may be harmed.

Our ability to successfully implement our business plan and comply with regulations applicable to being a public reporting company requires an effective planning and management process. We expect that we will need to continue to improve existing, and implement new, operational and financial systems, procedures and controls to manage our business effectively in the future. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, could harm our ability to accurately forecast sales demand, manage our supply chain and record and report financial and management information on a timely and accurate basis. In addition, the successful enhancement of our operational and financial systems, procedures and controls will result in higher general and administrative costs in future periods, and may adversely impact our operating results and financial condition.

In connection with our implementation, in the third quarter of 2006, of more stringent controls related to contracts for providing customer support, we discovered that certain end users in China maintained that they were entitled to company-provided support, while our contracts with these customers did not provide for customer support. In response, the Audit Committee of our Board of Directors conducted an independent investigation of the matter, employing independent counsel and an independent accounting firm. The investigation, which was completed in December 2006, found numerous instances in which resellers of our product applications in China, with the understanding and approval of our China personnel, agreed to provide technical support, extended warranty terms and potentially other undefined terms without proper documentation and without communicating these arrangements to our legal and finance departments. As a result, we have deferred approximately $5.1 million in revenue as of December 31, 2006 from customers in China, which will be recognized in future periods if we satisfy all of the elements of our revenue recognition criteria. Our controls previously in place did not prevent these occurrences and we have therefore implemented a number of additional controls and remedial actions to ensure the appropriate accounting of future transactions and control over contracts with end users in China. In the event that we have not adequately implemented these additional controls and remedial actions, additional material weaknesses could be identified and could cause investors to lose confidence in our financial reporting.

We may not accurately anticipate the timing of the market needs for our products and develop such products at the appropriate times, which could harm our operating results and financial condition.

Accurately forecasting and meeting our customers’ requirements is critical to the success of our business. Forecasting to meet customers’ needs is particularly difficult in connection with newer products and products under development. Our ability to meet customer demand depends on our ability to configure our product applications to the complex architecture that our customers have developed, the availability of components and other materials and the ability of our contract manufacturers to scale their production of our products. Our ability to meet customer requirements depends on our ability to obtain sufficient volumes of these components and materials in a timely fashion. If we fail to meet customers’ supply expectations, our net revenues will be adversely affected, and we will likely lose business. In addition, our priorities for future product development are based on our expectations of how the market for video, voice and data services will continue to develop in the United States and in international markets. If the market for such services develops more rapidly than we anticipate, then our product development efforts may be behind, which may result in our being unable to recoup our capital spent on product development as a result of a missed market opportunity. Conversely, if the market develops more slowly than we anticipate, we may find that we have expended significant capital on product development prior to our being able to generate any revenues for those products. If we are unable to accurately time our product introductions to meet market demand, it could have a material adverse impact on our operating results and financial condition.

In addition, if actual orders are materially lower than the indications we receive from our customers, our ability to manage inventory and expenses will also be harmed. If we enter into purchase commitments to acquire components and materials, or expend resources to manufacture products, and those products are not purchased by our customers when expected, our business and operating results could suffer.

We need to develop and introduce new and enhanced products in a timely manner to remain competitive, and our product development efforts require substantial research and development expense.

The markets in which we compete are characterized by continuing technological advancement, changes in customer requirements and evolving industry standards. To compete successfully, we must design, develop, manufacture and sell new or enhanced products that provide increasingly higher levels of performance and reliability and meet the cost expectations of our customers. Our product development efforts require substantial research and development expense. Research and development expense in the year ended December 31, 2006 was $37.2 million, in the year ended December 31, 2005 was $30.7 million and in the year ended December 31, 2004 was $21.6 million. There can be no assurance that we will achieve an acceptable return on our research and development efforts.

We are currently developing a modular cable modem termination system, or M-CMTS, that we believe will be important for our future revenue growth and operating results. If we fail to deliver our M-CMTS product to market in a timely and cost-effective manner, or if our M-CMTS product fails to operate with all the functionality our customers expect, our future operating results would be harmed. Likewise, new technologies, standards and formats are being adopted by our customers. While we are in the process of developing products based on many of these new formats in order to remain competitive, we do not have such products at this time and cannot be certain when, if at all, we will have products in support of such new formats.

Our future growth depends on market acceptance of several emerging video, voice and data services, on the adoption of new network architectures and technologies and on several other industry trends.

Future demand for our products will depend significantly on the growing market acceptance of several emerging video, voice and data services, including high-speed data services; HDTV; addressable advertising; video delivered over telephone company networks; and VoIP.

The effective delivery of these services will depend on service providers developing and building new network architectures to deliver them. If the introduction or adoption of these services or the deployment of these networks is not as widespread or as rapid as we or our customers expect, our revenue growth will be limited.

Furthermore, we expect the extent and nature of regulatory attitudes towards issues such as competition among service providers, access by third parties to networks of other service providers and new services such as VoIP to impact our customers’ purchasing decisions. If service providers do not pursue the opportunity to offer integrated video, voice and data services as aggressively as we expect, our revenue growth would be limited.

The markets in which we operate are intensely competitive, and many of our competitors are larger, more established and better capitalized than we are.

The markets for selling network-based hardware and software products to service providers are extremely competitive and have been characterized by rapid technological change. In the CMTS market, we compete principally with Cisco Systems, Motorola and Arris. In the video market, we compete broadly with system suppliers including Harmonic, Motorola, Scientific Atlanta (a division of Cisco Systems), SeaChange International, Tandberg Television (which recently announced that it will be acquired by Arris), Terayon Communication Systems and a number of smaller companies. We may not be able to compete successfully in the future, which may harm our business.

Many of our competitors are substantially larger and have greater financial, technical, marketing and other resources than us. Given their capital resources, many of these large organizations are in a better position to withstand any significant reduction in capital spending by customers in these markets. They often have broader product lines and market focus and are not as susceptible to downturns in a particular market. In addition, many of our competitors have been in operation much longer than we have and therefore have more long-standing and established relationships with domestic and foreign service providers. If any of our competitors’ products or technologies were to become the industry standard, our business would also be seriously harmed. If our competitors are successful in bringing their products to market earlier, or if their products are more technologically capable than ours, then our sales could be materially adversely affected.

Recently, we have seen rapid consolidation among our competitors, such as Cisco’s acquisition of Scientific Atlanta and purchases of VOD solutions by each of Cisco, Harmonic and Motorola. In addition, some of our competitors have entered into strategic relationships with one another to offer a more comprehensive solution than would be available individually. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in the evolving industry for video. Many of the companies driving this consolidation trend have significantly greater financial, technical and other resources than we do, and are much better positioned than we are to offer complementary products and technologies. These combined companies may offer more compelling product offerings and be able to offer greater pricing flexibility, making it more difficult for us to compete while sustaining acceptable gross margins. Finally, continued industry consolidation may impact customers’ perceptions of the viability of smaller companies, which may affect their willingness to purchase products from us. These competitive pressures could harm our business, operating results and financial condition.

In the event that certain of our competitors integrate products performing functions similar to our products into their existing network infrastructure offerings, our existing and potential customers may decide against using our products in their networks, which would harm our business.

Other providers of network-based hardware and software products are offering or announcing functionality aimed at solving similar problems addressed by our products. For example, several vendors have recently announced their intention to develop a switched broadcast product application. The inclusion of, or the announcement of the intent to include, functionality perceived to be similar to our product offerings in our competitors’ products that have been accepted as necessary components of network architecture may have an adverse effect on our ability to market and sell our products. Furthermore, even if the functionality offered by other network infrastructure providers is more limited than our products, a significant number of customers may elect to accept such limited functionality in lieu of adding components from a different vendor. Many of our existing and potential customers have invested substantial personnel and financial resources to design and operate their networks and have mature relationships with other providers of network infrastructure products, which may make them reluctant to add new components to their networks, particularly from new vendors. In addition, our customers’ other vendors with a broader product offering may be able to offer pricing or other concessions that we are not able to match because we currently offer a more modest suite of products and have fewer resources. If our existing or potential customers are reluctant to add network infrastructure from new vendors or otherwise decide to work with their existing vendors, our business, operating results and financial condition will be adversely affected.

We need to develop additional distribution channels to market and sell our products.

The majority of our sales to date have been direct sales to large cable operators in North America. Our video products have been traditionally sold to large cable operators with recent sales to telephone companies. We have not focused on smaller service providers and have had only limited access to service providers in certain international markets, including Asia and Europe. Although we intend to establish strategic relationships with leading distributors worldwide in an attempt to reach new customers, we may not succeed in establishing these relationships. Even if we do establish these relationships, the distributors may not succeed in marketing our products to their customers. Some of our competitors have established long-standing relationships with cable operators and telephone companies that may limit our and our distributors’ ability to sell our products to those customers. Even if we were to sell our products to those customers, it would likely not be based on long-term commitments, and those customers would be able to terminate their relationships with us at any time without significant penalties.

We depend on a limited number of third parties to manufacture, assemble and supply our products.

We obtain many components and modules necessary for the manufacture or integration of our products from a sole supplier or a limited group of suppliers, with whom we do not generally maintain long-term agreements. Our reliance on sole or limited suppliers involves several risks, including the inability to obtain an adequate supply of required components or modules and reduced control over pricing, quality and timely delivery of components. For example, we depend exclusively on Broadcom for one of the chipsets in our CMTS product. Our ability to deliver our products on a timely basis to our customers would be materially adversely impacted if we needed to find alternative replacements for the chipsets, central processing units or power supplies that we use in our products. Significant time and effort would be required to locate new vendors for these alternative components, if alternatives are even available to us. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantity requirements and delivery schedules.

In addition, increased demand by third parties for the components we use in our products may lead to decreased availability and higher prices for those components, since we carry little inventory of our products and product components. As a result, we may not be able to secure sufficient components at reasonable prices or of acceptable quality to build products in a timely manner, which would impact our ability to deliver products to our customers, and our business, operating results and financial condition would be adversely affected.

We currently rely on a single contract manufacturer, ACT Corporation, to assemble our products, manage our supply chain and negotiate component costs for our CMTS products. Likewise, we rely exclusively on Flextronics to assemble our products, manage our supply chain and negotiate component costs for our video products. Our reliance on these contract manufacturers reduces our control over the assembly process, exposing us to risks, including reduced control over quality assurance, production costs and product supply. If we fail to manage our relationships with these contract manufacturers effectively, or if these contract manufacturers experience delays, disruptions, capacity constraints or quality control problems in their operations, our ability to ship products to our customers could be impaired and our competitive position and reputation could be harmed. If contract manufacturers are unable to negotiate with their suppliers for reduced component costs, our operating results would be harmed. If we are required to change contract manufacturers, we may lose net revenues, incur increased costs and damage our customer relationships. Qualifying a new contract manufacturer and commencing volume production are expensive and time-consuming.

We must manage the expected growth in our business effectively even if our infrastructure, management and resources might be strained.

We have experienced rapid growth in our business in recent periods. This growth and any future growth will likely place a significant strain on our resources. For example, we are currently planning to hire additional development, sales, customer support, marketing and administrative personnel. In addition, we may need to expand and otherwise improve our internal systems, including our management information systems, customer relationship and support systems, and operating, administrative and financial systems and controls. This effort may require us to make significant capital expenditures or incur significant expenses, and divert the attention of management, sales, support and finance personnel from our core business operations, which may adversely affect our financial performance in future periods. Moreover, our growth has resulted, and any future growth will result, in increased responsibilities of management personnel. Managing this growth will require substantial resources that we may not have or otherwise be able to obtain.

Our products must interoperate with many software applications and hardware found in our customers’ networks. If we are unable to ensure that our products interoperate properly, our business would be harmed.

Our products must interoperate with our customers’ existing networks, which often have varied and complex specifications, utilize multiple protocol standards, software applications and products from multiple vendors, and contain multiple generations of products that have been added over time. As a result, we must continually ensure that our products interoperate properly with these existing networks. To meet these requirements, we must undertake development efforts that require substantial capital investment and the devotion of substantial employee resources. We may not accomplish these development efforts quickly or cost-effectively, if at all. For example, our products currently interoperate with set-top boxes marketed by vendors such as Scientific Atlanta and Motorola and with VOD servers marketed by SeaChange and C-COR. If we fail to maintain compatibility with these set-top boxes, VOD servers or other software or equipment found in our customers’ existing networks, we may face substantially reduced demand for our products, which would adversely affect our business, operating results and financial condition.

We have entered into interoperability arrangements with a number of equipment and software vendors for the use or integration of their technology with our products. In these cases, the arrangements give us access to and enable interoperability with various products in the digital video market that we do not otherwise offer. If these relationships fail, we will have to devote substantially more resources to the development of alternative products and the support of our products, and our efforts may not be as effective as the combined solutions with our current partners. In many cases, these parties are either companies that we compete with directly in other areas, such as Motorola, or companies that have extensive relationships with our existing and potential customers and may have influence over the purchasing decisions of these customers. A number of our competitors have stronger relationships with some of our existing and potential partners and, as a result, our ability to have successful partnering arrangements with these companies may be harmed. Our failure to establish or maintain key relationships with third party equipment and software vendors may harm our ability to successfully sell and market our products. We are currently investing, and plan to continue to invest, significant resources to develop these relationships. Our operating results could be adversely affected if these efforts do not generate the revenues necessary to offset this investment.

In addition, if we find errors in the existing software or defects in the hardware used in our customers’ networks or problematic network configurations or settings, as we have in the past, we may have to modify our software or hardware so that our products will interoperate with our customers’ networks. This could cause longer installation times for our products and could cause order cancellations, either of which would adversely affect our business, operating results and financial condition.

Our failure to adequately protect our intellectual property and proprietary rights may adversely affect us.

We hold numerous issued U.S. patents and have a number of patent applications pending in the United States and foreign jurisdictions. Although we attempt to protect our intellectual property rights through patents, trademarks, copyrights, licensing arrangements, maintaining certain technology as trade secrets and other measures, we cannot assure you that any patent, trademark, copyright or other intellectual property rights owned by us will not be invalidated, circumvented or challenged, that such intellectual property rights will provide competitive advantages to us or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. Despite our efforts, other competitors may be able to develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents that we own. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries in which we do business or may do business in the future.

The steps that we have taken may not be able to prevent misappropriation of our technology. In addition, we may take legal action to enforce our patents and other intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results and financial condition.

In order to successfully develop and market certain of our planned products, we may be required to enter into technology development or licensing agreements with third parties. Although companies may be willing to enter into technology development or licensing agreements, such agreements may not be negotiated on terms acceptable to us, or at all. Our failure to enter into technology development or licensing agreements, when necessary, could limit our ability to develop and market new products and could cause our business to suffer.

Our use of open source and third-party software could impose limitations on our ability to commercialize our products.

We incorporate open source software into our products, including certain open source code which is governed by the GNU General Public License, Lesser GNU General Public License and Common Development and Distribution License. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products, make generally available, in source code form, proprietary code that links to certain open source modules, re-engineer our products, discontinue the sale of our products if re-engineering could not be accomplished on a cost-effective and timely basis, or become subject to other consequences, any of which could adversely affect our business, operating results and financial condition.

We may also find that we need to incorporate certain proprietary third-party technologies, including software programs, into our products in the future. However, licenses to relevant third-party technology may not be available to us on commercially reasonable terms, if at all. Therefore, we could face delays in product releases until alternative technology can be identified, licensed or developed, and integrated into our current products. These delays, if they occur, could materially adversely affect our business, operating results and financial condition.

We may face intellectual property infringement claims from third parties.

Our industry is characterized by the existence of an extensive number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. From time to time, third parties have asserted and may assert patent, copyright, trademark and other intellectual property rights against us or our customers. Our suppliers and customers may have similar claims asserted against them. We have agreed to indemnify some of our suppliers and customers for alleged patent infringement. The scope of this indemnity varies, but, in some instances, includes indemnification for damages and expenses including reasonable attorneys’ fees. Any future litigation, regardless of its outcome, could result in substantial expense and significant diversion of the efforts of our management and technical personnel. An adverse determination in any such proceeding could subject us to significant liabilities, temporary or permanent injunctions or require us to seek licenses from third parties or pay royalties that may be substantial. Furthermore, necessary licenses may not be available on satisfactory terms, or at all.

Our business is subject to the risks of warranty returns, product liability and product defects.

Products like ours are very complex and can frequently contain undetected errors or failures, especially when first introduced or when new versions are released. Despite testing, errors may occur. Product errors could affect the performance of our products, delay the development or release of new products or new versions of products, adversely affect our reputation and our customers’ willingness to buy products from us and adversely affect market acceptance or perception of our products. Any such errors or delays in releasing new products or new versions of products or allegations of unsatisfactory performance could cause us to lose revenue or market share, increase our service costs, cause us to incur substantial costs in redesigning the products, subject us to liability for damages and divert our resources from other tasks, any one of which could materially adversely affect our business, results of operations and financial condition. Our products must successfully interoperate with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems. The occurrence of hardware and software errors, whether or not caused by our products, could result in the delay or loss of market acceptance of our products, and therefore delay our ability to recognize revenue from sales, and any necessary revisions may cause us to incur significant expenses. The occurrence of any such problems could harm our business, operating results and financial condition.

Although we have limitation of liability provisions in our standard terms and conditions of sale, they may not fully or effectively protect us from claims as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries. The sale and support of our products also entails the risk of product liability claims. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and divert management’s time and other resources.

Our ability to sell our products is highly dependent on the quality of our support and services offerings, and our failure to offer high-quality support and services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our customers’ networks, our customers depend on our support organization to resolve any issues relating to our products. If we or our channel partners do not effectively assist our customers in deploying our products, succeed in helping our customers quickly resolve post-deployment issues and provide effective ongoing support, our ability to sell our products to existing customers would be adversely affected and our reputation with potential customers could be harmed. In addition, as we expand our operations internationally, our support organization will face additional challenges including those associated with delivering support, training and documentation in languages other than English. Our failure to maintain high-quality support and services would have a material adverse effect on our business, operating results and financial condition.

Competition for qualified personnel, particularly management and research and development personnel, is intense. In order to manage our expected growth, we must be successful in attracting and retaining qualified personnel.

Our future success will depend on the ability of our management to operate effectively, both individually and as a group. We are dependent on our ability to retain and motivate high caliber personnel, in addition to attracting new personnel. The loss of any of our senior management or other key product development or sales and marketing personnel could adversely affect our future business, operating results and financial condition. In addition, a large number of our research and product development personnel have broad expertise in video algorithms, radio frequency and digital video standards that is vitally important in our product development efforts. If we were to lose a significant number of these research and development employees, our ability to develop successful new products would be harmed, and our revenues and operating results would likely suffer as a result. Competition for qualified management, technical and other personnel can be intense, and we may not be successful in attracting and retaining such personnel. While our employees are required to sign standard agreements concerning confidentiality and ownership of inventions, we generally do not have employment contracts or non-competition agreements with our personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly senior management and engineers and other technical personnel, could negatively affect our business, operating results and financial condition.

Our further expansion into international markets may not succeed.

International sales represented $19.2 million of our net revenues for the year ended December 31, 2006, $16.8 million of our net revenues for the year ended December 31, 2005, and $6.9 million of our net revenues for the year ended December 31, 2004. We intend to continue expanding into international markets. We are currently expanding our indirect sales channels in Europe and Asia through distributor and reseller arrangements with third parties. However, we may not be able to successfully enter into additional reseller and/or distribution agreements and/or may not be able to successfully manage our product sales channels. In addition, many of our resellers also sell products from other vendors that compete with our products and may choose to focus on products of those vendors. Additionally, our ability to utilize an indirect sales model in these international markets will depend on our ability to qualify and train those resellers to perform product installations and to provide customer support. If we fail to develop and cultivate relationships with significant resellers, or if these resellers are not successful in their sales efforts whether because they are unable to provide support or otherwise, we maybe unable to grow or sustain our revenue in international markets.

Our continued growth will require further expansion of our international operations in Europe, Asia Pacific and other markets. We are presently establishing a small research and development presence in China. Managing research and development operations in numerous locations requires substantial management oversight. If we are unable to expand our international operations successfully and in a timely manner, our business, operating results and financial condition may be harmed. Such expansion may be more difficult or take longer than we anticipate, and we may not be able to successfully market, sell, deliver and support our products internationally.

Our international operations, the international operations of our contract manufacturers and our outsourced development contractors, and our efforts to increase sales in international markets, are subject to a number of risks, including:

•	political and economic instability;

•	unpredictable changes in foreign government regulations and telecommunications standards;

•	legal and cultural differences in the conduct of business;

•	import and export license requirements, tariffs, taxes and other trade barriers;

•	inflation and fluctuations in currency exchange rates;

•	difficulty in collecting accounts receivable;

•	potentially adverse tax consequences;

•	the burden of complying with a wide variety of foreign laws, treaties and technical standards;

•	difficulty in protecting our intellectual property;

•	acts of war or terrorism and insurrections;

•	difficulty in staffing and managing foreign operations; and

•	changes in economic policies by foreign governments.

The effects of any of the risks described above could reduce our future revenues from our international operations.

Regional instability in Israel may adversely affect business conditions and may disrupt our operations and negatively affect our operating results.

A substantial portion of our research and development operations and our contract manufacturing occurs in Israel. As of December 31, 2006, we had 176 full-time employees located in Israel. In addition, we have additional capabilities at this facility consisting of customer service, marketing and general and administrative employees. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel, and any major hostilities, such as the recent hostilities in Lebanon, involving Israel or the interruption or curtailment of trade between Israel and its trading partners could significantly harm our business. The September 2001 terrorist attacks, the ongoing U.S. war on terrorism and the terrorist attacks and hostilities within Israel have heightened the risks of conducting business in Israel. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Israel has also been and is subject to civil unrest and terrorist activity, with varying levels of severity, since September 2000. Security and political conditions may have an adverse impact on our business in the future. Hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and make it more difficult for us to recruit qualified personnel in Israel.

In addition, most of our employees in Israel are obligated to perform annual reserve duty in the Israel Defense Forces and several were called for active military duty in connection with the hostilities in Lebanon in mid-2006. Should hostilities in the region escalate again, some of our employees would likely be called to active military duty, possibly resulting in interruptions in our sales and development efforts and other impacts on our business and operations which we cannot currently assess.

We may engage in future acquisitions that dilute the ownership interests of our stockholders, cause us to incur debt or assume contingent liabilities.

As part of our business strategy, from time to time, we review potential acquisitions of other businesses, and we expect to acquire businesses, products, or technologies in the future. In the event of any future acquisitions, we could:

•	issue equity securities which would dilute current stockholders’ percentage ownership;

•	incur substantial debt;

•	assume contingent liabilities; or

•	expend significant cash.

These actions could harm our business, operating results and financial condition, or the price of our common stock. Moreover, even if we do obtain benefits from acquisitions in the form of increased sales and earnings, there may be a delay between the time when the expenses associated with an acquisition are incurred and the time when we recognize such benefits. This is particularly relevant in cases where it is necessary to integrate new types of technology into our existing portfolio and where new types of products may be targeted for potential customers with which we do not have pre-existing relationships. Acquisitions and investment activities also entail numerous risks, including:

•	difficulties in the assimilation of acquired operations, technologies and/or products;

•	unanticipated costs associated with the acquisition transaction;

•	the diversion of management’s attention from other business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience;

•	the potential loss of key employees of acquired businesses;

•	difficulties in the assimilation of different corporate cultures and practices; and

•	substantial charges for the amortization of certain purchased intangible assets, deferred stock compensation or similar items.

We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and our failure to do so could have a material adverse effect on our business, operating results and financial condition.

We are subject to import/export controls that could subject us to liability or impair our ability to compete in international markets.

Our products are subject to U.S. export controls and may be exported outside the United States only with the required level of export license or through an export license exception, in most cases because we incorporate encryption technology into our products. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers internationally.

In addition, we may be subject to customs duties and export quotas, which could have a significant impact on our revenue and profitability. While we have not encountered significant difficulties in connection with the sales of our products in international markets, the future imposition of significant increases in the level of customs duties or export quotas could have a material adverse effect on our business.

If we fail to comply with environmental regulatory requirements, our future revenues could be adversely affected.

We face increasing complexity in our product design and procurement operations as we adjust to new and upcoming requirements relating to the materials composition of many of our products. The European Union, or EU, has adopted certain directives to facilitate the recycling of electrical and electronic equipment sold in the EU, including the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment directive that restricts the use of lead, mercury and certain other substances in electrical and electronic products placed on the market in the EU after July 1, 2006. In connection with our compliance with these environmental laws and regulations, we have incurred substantial costs, including research and development costs, and costs associated with assuring the supply of compliant components from our suppliers. Similar laws and regulations have been proposed or may be enacted in other regions, including in the United States, China and Japan. Other environmental regulations may require us to reengineer our products to utilize components that are compatible with these regulations, and this reengineering and component substitution may result in additional costs to us or disrupt our operations or logistics.

New privacy laws and regulations or changing interpretations of existing laws and regulations could harm our business.

Governments in the United States and other countries have adopted laws and regulations regarding privacy and advertising that could impact important aspects of our business. In particular, governments are considering new limitations or requirements with respect to our customers’ collection, use, storage and disclosure of personal information for marketing purposes. Any legislation enacted or regulation issued could dampen the growth and acceptance of addressable advertising which is enabled by our products. If the use of our products to increase advertising revenue is limited or becomes unlawful, our business, results of operations and financial condition would be harmed.

Recent accounting regulations related to equity compensation could adversely affect our earnings and our ability to attract and retain key personnel.

Since our inception, we have used stock options as a fundamental component of our employee compensation packages. We believe that our stock option plans are an essential tool to link the long-term interests of our stockholders and employees and serve to motivate management to make decisions that will, in the long run, give the best returns to stockholders. The Financial Accounting Standards Board has instituted changes to GAAP that require us to record a charge to earnings for employee stock option grants and employee stock purchase plan rights. In addition, NASDAQ Global Market, or NASDAQ, regulations requiring stockholder approval for all stock option plans could make it more difficult for us to grant options to employees in the future. To the extent that these or other new regulations make it more difficult or expensive to grant options to employees, we may incur increased compensation costs, change our equity compensation strategy or find it difficult to attract, retain and motivate employees, each of which could materially and adversely affect our business, operating results and financial condition.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by manmade problems such as computer viruses or terrorism.

Our corporate headquarters are located in the San Francisco Bay area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or a flood, could have a material adverse impact on our business, operating results and financial condition. In addition, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. In addition, acts of terrorism or war could cause disruptions in our or our customers’ business or the economy as a whole. To the extent that such disruptions result in delays or cancellations of customer orders, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

Risks Related to this Offering and Ownership of our Common Stock

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

As a public company we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with recently adopted corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ. In addition, our management team will also have to adapt to the requirements of being a public company. The expenses incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are unable to currently estimate these costs with any degree of certainty. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage than used to be available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete and could harm our business.

We expect that our existing cash and cash equivalents and existing amounts available under our revolving credit facility, together with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next twelve months. After that, we may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results and financial condition. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our products and services;

•	continue to expand our product development sales and marketing organizations;

•	acquire complementary technologies, products or businesses;

•	expand operations, in the United States or internationally;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

Our failure to do any of these things could seriously harm our business, operating results and financial condition.

An active, liquid and orderly trading market for our common stock may not develop, the price of our stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiation with the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares of common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including those factors described above in “—Our operating results are likely to fluctuate significantly and may fail to meet or exceed the expectations of securities analysts or investors or our guidance, causing our stock price to decline.”

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors and their affiliates will beneficially own, in the aggregate, approximately 53% of our outstanding common stock. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders. See “Principal and Selling Stockholders” for additional detail about the shareholdings of these persons.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of December 31, 2006, upon completion of this offering, we will have outstanding a total of 57,119,068 shares of common stock. Of these shares, only the 10,700,000 shares of common stock sold in this offering by us and the selling stockholders will be freely tradable, without restriction, in the public market. Our underwriters, however, may, in their sole discretion, permit our officers, directors and other current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus (subject to extension upon the occurrence of specified events). After the lock-up agreements expire, up to an additional 46,419,068 shares of common stock will be eligible for sale in the public market, 32,235,089 of which shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws and Delaware law contain provisions which could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

•	creating a classified board of directors whose members serve staggered three-year terms;

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	controlling the procedures for the conduct and scheduling of board and stockholder meetings; and

•	providing the board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

These provisions, alone or together, could delay hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our certificate of incorporation or bylaws, or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $9.32 in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in the offering will have contributed 39.1% of the total consideration paid by our stockholders to purchase shares of common stock. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for the repayment of certain outstanding indebtedness and for general corporate purposes, including working capital and capital expenditures, which may in the future include investments in, or acquisitions of, complementary businesses, services or technologies. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus includes forward looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward looking statements. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations and objectives, and financial needs. These forward looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements.

Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the risks, uncertainties and events described in the section entitled “Risk Factors” and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial condition.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

This prospectus also contains statistical data and estimates, including those relating to market size and growth rates of the markets in which we participate, that we obtained from industry publications and reports generated by American Advertising Federation, In-Stat, IDC, Kagan Research LLC, Yankee Group Research Inc. and ZenithOptimedia Group. These publications typically indicate that they have obtained their information from sources they believe to be reliable, but do not guarantee the accuracy and completeness of their information. Although we have assessed the information in the publications and found it to be reasonable and believe the publications are reliable, we have not independently verified their data.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $74.3 million, assuming an initial public offering price of $11.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We expect to use a portion of our net proceeds to repay the entire outstanding balance under our term loan and revolving credit facility with Silicon Valley Bank, which was approximately $14.0 million as of December 31, 2006. This term loan bears interest at the Federal Reserve’s prime rate plus 0.25%, which was 8.50% as of December 31, 2006, and this revolving credit facility bears interest at the Federal Reserve’s prime rate, which was 8.25% as of December 31, 2006. The term loan has a maturity date of August 18, 2009. The revolving credit facility has a maturity date of August 18, 2008. We have used the proceeds of the term loan and the revolving credit facility for working capital and other general corporate purposes.

We intend to use the remaining net proceeds to us from this offering for working capital, capital expenditures and other general corporate purposes. We may also use a portion of our net proceeds to fund acquisitions of complementary businesses, products or technologies. However, we do not have agreements or commitments for any specific repayments or acquisitions at this time.

Pending use of the proceeds as described above, we intend to invest the proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common or preferred stock. We currently do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and compliance with certain covenants under our credit facility, which restrict or limit our ability to pay dividends, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2006:

•	on an actual basis;

•

on a pro forma basis to give effect to the conversion of all outstanding shares of our redeemable convertible preferred stock and all outstanding shares of non-voting class B common stock into common stock upon the completion of this offering, resulting in the termination of the redeemable convertible preferred stock and class B common stock conversion feature, the termination of the redemption rights associated with the class B common stock and the reclassification of the preferred stock warrant liabilities to additional paid-in capital upon closing of this offering; and

•

on a pro forma as adjusted basis to reflect, in addition, our receipt of the estimated net proceeds from the sale of 7,500,000 shares of common stock offered by us in this offering, based on an assumed initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our use of proceeds from this offering to repay approximately $14.0 million of outstanding indebtedness and the filing of the restated certificate of incorporation upon completion of this offering.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except per share data)

Cash, cash equivalents and marketable securities	$65,474	$65,474	$126,470

Current and long-term debt	14,536	14,536	536

Preferred stock warrant liability	3,152	—	—

Redeemable convertible preferred stock; $0.01 par value: 128,266 shares authorized and 29,439 shares issued and outstanding actual; no shares authorized and no shares issued and outstanding pro forma; 5,000 shares authorized and no shares issued and outstanding pro forma as adjusted	117,307	—	—
Common stock, $0.001 par value; 335,000 shares authorized actual; 335,000 shares authorized pro forma; 250,000 shares authorized pro forma as adjusted
Class A voting: 300,000 shares designated and 8,241 shares issued and outstanding actual; 300,000 shares designated and 49,619 shares issued and outstanding pro forma; 250,000 shares designated and 57,119 shares issued and outstanding pro forma as adjusted	8	50	57
Class B non-voting: 35,000 shares designated and 3,619 shares issued and outstanding actual; no shares designated and no shares issued and outstanding pro forma; no shares designated and no shares issued and outstanding pro forma as adjusted	4	—	—
Additional paid-in capital	17,063	137,484	211,802
Deferred stock-based compensation	(1,405)	(1,405)	(1,405)
Accumulated other comprehensive income	9	9	9
Accumulated deficit	(111,293)	(111,293)	(111,293)

Total stockholders’ equity (deficit)	(95,614)	24,845	99,170

Total capitalization	$39,381	$39,381	$99,706

This table excludes the following shares:

•	16,019,932 shares of common stock issuable upon exercise of stock options as of December 31, 2006, at a weighted-average exercise price of $2.31 per share;

•

933,670 shares of common stock issuable upon exercise of warrants outstanding as December 31, 2006, at a weighted-average exercise price of $3.63 per share, of which warrants to purchase 104,653 shares of common stock at a weighted-average exercise price of $2.20 per share will expire at the closing of this offering if they have not been exercised;

•	1,000,000 shares of common stock reserved for future issuance under our Employee Stock Purchase Plan; and

•

6,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, plus any shares reserved but not issued under our other stock option plans as of the date of this offering.

DILUTION

Our pro forma net tangible book value as of December 31, 2006, was $21.9 million, or $0.44 per share of common stock. Net tangible book value per share represents the amount of stockholders’ equity divided by 49,619,068 shares of common stock outstanding after giving effect of the automatic conversion of all outstanding shares of preferred stock into shares of common stock and all of the outstanding class B common stock into shares of common stock, and the reclassification of the preferred stock warrant liabilities to additional paid-in capital, each upon the closing of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of 7,500,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, the mid-point of the range on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2006 would have been, $96.2 million, or $1.68 per share. This represents an immediate increase in net tangible book value of $1.24 per share to existing stockholders and an immediate dilution in net tangible book value of $9.32 per share to investors purchasing common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$11.00
Pro forma net tangible book value per share as of December 31, 2006, before giving effect to this offering	$0.44
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares in this offering	1.24

Pro forma net tangible book value per share after giving effect to this offering		1.68

Dilution per share to new investors in this offering		$9.32

The following table presents on a pro forma basis as of December 31, 2006, after giving effect to the sale of 7,500,000 shares and the automatic conversion of all preferred stock into common stock upon completion of this offering, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, except per share data and percent)
Existing stockholders	49,619	86.9%	$128,571	60.9%	$2.59
New public investors	7,500	13.1	82,500	39.1	11.00

Total	57,119	100.0%	$211,071	100.0%

The above discussion and table assume no exercise of stock options or warrants outstanding as of December 31, 2006, including 16,019,932 shares of common stock issuable upon exercise of options with a weighted-average exercise price of $2.31 per share and 933,670 shares of common stock issuable upon exercise of warrants with a weighted-average exercise price of $3.63 per share. If all of these options and warrants were exercised, then our existing stockholders, including the holders of these options and warrants, would own 89.9% and our new investors would own 10.1% of the total number of shares of our common stock outstanding upon the closing of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included in this prospectus. The selected consolidated financial data included in this section is not intended to replace the consolidated financial statements and the related notes included in this prospectus.

The consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006, and consolidated balance sheets data as of December 31, 2005 and 2006, were derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2002 and 2003, and consolidated balance sheets data as of December 31, 2002, 2003 and 2004, were derived from our audited consolidated financial statements not included in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Years Ended December 31,
	2002	2003	2004	2005	2006(4)
	(in thousands, except per share data)
Consolidated Statements of Operations Data(1):
Net revenues
Products	$9,203	$20,014	$31,536	$85,966	$154,013
Services	371	1,566	3,936	12,013	22,611

Total net revenues	9,574	21,580	35,472	97,979	176,624
Cost of net revenues(2)
Products	4,545	8,597	21,300	55,933	74,152
Services	213	1,027	2,221	3,900	9,245

Total cost of net revenues	4,758	9,624	23,521	59,833	83,397
Gross profit
Products	4,658	11,417	10,236	30,033	79,861
Services	158	539	1,715	8,113	13,366

Total gross profit	4,816	11,956	11,951	38,146	93,227

Operating expenses
Research and development(2)	7,669	9,519	21,582	30,701	37,194
Sales and marketing(2)	6,278	10,376	15,891	22,729	29,523
General and administrative(2)	2,378	3,095	5,782	6,984	13,176
Amortization of purchased intangible assets	—	—	286	573	572
In-process research and development	—	—	966	—	—

Total operating expenses	16,325	22,990	44,507	60,987	80,465

Operating income (loss)	(11,509)	(11,034)	(32,556)	(22,841)	12,762
Other income (expense), net	(36)	(673)	(957)	(1,696)	(1,360)

Net income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(11,545)	(11,707)	(33,513)	(24,537)	11,402
Provision for income taxes	—	—	250	325	2,525

Net income (loss) before cumulative effect of change in accounting principle	(11,545)	(11,707)	(33,763)	(24,862)	8,877
Cumulative effect of change in accounting principle	—	—	—	(633)	—

Net income (loss)	$(11,545)	$(11,707)	$(33,763)	$(25,495)	$8,877

Net income (loss) per common share:
Basic	$(2.24)	$(2.01)	$(4.20)	$(2.36)	$0.78

Diluted	$(2.24)	$(2.01)	$(4.20)	$(2.36)	$0.16

Shares used in computing net income (loss) per common share:
Basic	5,159	5,832	8,032	10,794	11,433

Diluted	5,159	5,832	8,032	10,794	57,053

Pro forma net income per common share: (unaudited)
Basic					$0.18

Diluted					$0.16

Shares used in computing pro forma net income per common share: (unaudited)(3)
Basic					49,195

Diluted					57,053

(Footnotes appear on the next page)

	As of December 31,
	2002	2003	2004	2005	2006
	(in thousands)
Consolidated Balance Sheets Data:
Cash, cash equivalents and marketable securities	$9,638	$14,290	$23,796	$24,287	$65,474
Working capital	9,424	16,188	27,606	5,812	25,056
Total assets	21,920	30,862	80,052	76,816	129,050
Current and long-term debt	917	4,662	12,094	11,418	14,536
Preferred stock warrant liabilities(5)	—	—	—	1,642	3,152
Redeemable convertible preferred stock	59,846	75,060	118,204	117,307	117,307
Common stock and additional paid-in capital	1,376	1,535	14,049	14,990	17,075
Total stockholders’ deficit	$(47,943)	$(59,388)	$(83,926)	$(107,819)	$(95,614)

(1)	On June 29, 2004, we completed the acquisition of Broadband Access Systems, Inc., which we refer to as BAS, from ADC Telecommunications, Inc. in a transaction accounted for as a business combination using the purchase method. For further information on our acquisition of BAS, see Note 4 of the Notes to Consolidated Financial Statements included in this prospectus.

(2)	Includes stock-based compensation as follows:

	Years Ended December 31,
	2002	2003	2004	2005	2006(4)
	(in thousands)
Cost of net revenues	$—	$—	$46	$87	$336
Research and development	165	52	299	516	1,035
Sales and marketing	164	—	134	263	637
General and administrative	—	51	222	237	516

Total stock-based compensation	$329	$103	$701	$1,103	$2,524

(3)	The pro forma weighted average common shares outstanding reflects the conversion of our redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original date of issuance.
(4)	We adopted the fair value recognition and measurement provisions of SFAS No. 123R, Share-Based Payments, effective January 1, 2006, using the prospective transition method. For periods prior to January 1, 2006, we followed the intrinsic value recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. For further information, see Note 2 to the Notes to Consolidated Financial Statements included in this prospectus.
(5)	We adopted the provisions of Financial Accounting Standards Board Staff Position No. 150-5, Issuer’s Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that Are Redeemable, or FSP 150-5, an interpretation of FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, effective July 1, 2005. Pursuant to FSP 150-5, freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are classified as liabilities on the consolidated balance sheet at fair value. At the end of each reporting period, changes in fair value during the period are recorded as a component of other income (expense), net. Prior to July 1, 2005, we accounted for warrants for the purchase of preferred stock under EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. For further information regarding the cumulative effect of accounting change from the adoption of FSP 150-5, see Note 2 of the Notes to Consolidated Financial Statements included in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements, which are based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

Our company was founded in December 1998, and through 2001 we were engaged principally in research and development. We first generated meaningful product revenues in 2002, principally from our initial media processing platform designed for video. Since 2003, we have expanded our customer base to include six of the ten largest service providers in the United States, including Cablevision, Comcast, Charter, Cox, Time Warner Cable and Verizon. To expand the breadth of our products, in June 2004, we acquired the high-speed data equipment BAS division of ADC Telecommunications, Inc. From 2003 through 2005, we experienced significant revenue growth that was derived primarily from cable operators. Beginning in 2005, we commenced sales efforts to telephone companies and began recognizing significant revenues from one of these companies in 2006.

We have been profitable on a quarterly basis since the three months ended September 30, 2006, and we first achieved profitability on an annual basis in 2006. As of December 31, 2006, we had an accumulated deficit of $111.3 million.

Our net revenues are influenced by a variety of factors, including the level and timing of capital spending of our customers, and the annual budgetary cycles of, and the timing and amount of orders from, significant customers. The selling prices of our products vary based upon the particular customer implementation, which impacts the relative mix of software, hardware and services associated with the sale.

Our sales cycle for an initial customer purchase typically ranges from nine to eighteen months, but can be longer. This process generally involves several stages before we can recognize revenues on the sale of our products. As a provider of advanced technologies, we seek to actively participate with our existing and potential customers in the evaluation of their technology needs and network architectures, including the development of initial designs and prototypes. Following these activities, we typically respond to a service provider’s request for proposal, configure our products to work within our customer’s network architecture, and test our products first in laboratory testing and then in field environments to ensure interoperability with existing products in the service provider’s network. Following testing, our revenue recognition depends on satisfying complex customer acceptance criteria specified in our contract with the customer and our customer’s schedule for roll-out of the product. Completion of several of these stages is substantially outside of our control, which causes our revenue patterns from a given customer to vary widely from period to period. After initial deployment of our products, subsequent purchases of our products typically have a more compressed sales cycle.

Due to the nature of the cable and telecommunications industries, we sell our products to a limited number of large customers, which have varied over time. For the quarter ended December 31, 2006 and the years ended December 31, 2006, 2005 and 2004, we derived approximately 90%, 79%, 69% and 61% of our net revenues from our top five customers, respectively. In 2006, Comcast, Cox, Time Warner Cable and Verizon each represented 10% or more of our net revenues. In 2005, Adelphia, Cox and Time Warner Cable each represented 10% or more of our net revenues. In 2004, Adelphia, Comcast, Cox and Time Warner Cable each represented 10% or more of our net revenues. We believe that for the foreseeable future our net revenues will be highly concentrated in a relatively small number of large customers. The loss of one or more of our large customers, or the cancellation or deferral of purchases by one or more of these customers, would have a material adverse impact on our revenues and operating results.

We sell our products and services to customers in the United States through our direct sales force. We sell to customers internationally through a combination of direct sales and resellers. In the year ended December 31, 2006, approximately 89% of our sales were to customers in the United States and 11% were to customers outside the United States. Domestic sales for 2005 and 2004 accounted for 83% and 80% of our total sales, respectively, while sales to customers outside of the United States accounted for 17%, and 20% of our total sales, respectively.

Net Revenues.    We derive our net revenues from sales of, and services for, video and data products. Our product revenues are comprised of a combination of software licenses and hardware. Our primary video products include Digital Simulcast, TelcoTV and Switched Broadcast. Our data products include High-Speed Data and Voice-over-IP. Our services include ongoing customer support and maintenance, product installation and training. Our customer support and maintenance is available in a tiered offering at either a standard or enhanced level. The substantial majority of our customers have purchased our enhanced level of customer support and maintenance. The accounting for our net revenues is complex and, as discussed below, we account for revenues in accordance with Statement of Position, or SOP 97-2, Software Revenue Recognition.

Cost of Net Revenues.    Our cost of product revenues consists primarily of payments for components and product assembly, costs of product testing, provisions taken for excess and obsolete inventory and for warranty obligations and manufacturing overhead. Cost of services revenues is primarily comprised of personnel costs in providing technical support, costs incurred to support deployment and installation within our customers’ networks and training costs.

Gross Margin.    Our gross profit as a percentage of net revenues, or gross margin, has been and will continue to be affected by a variety of factors, including the mix of software and hardware sold, the mix of revenue between our video and data products, the average selling prices of our products, and the mix of revenue between products and services. We achieve a higher gross margin on the software content of our products compared to the hardware content. We also generally earn a higher gross margin on our video products compared to our data products. In general, we expect the average selling prices of our products to decline over time, but we seek to maintain our overall gross margins by introducing new products with higher margins, selling software enhancements to existing products, achieving price reductions for components and improving product design to reduce costs. Our gross margins for products are also influenced by the specific terms of our contracts, which may vary significantly from customer to customer based on the type of products sold, the overall size of the customer’s order, and the architecture of the customer network, which can influence the amount and complexity of design, integration and installation services.

Operating Expense.    Our operating expense consists of research and development, sales and marketing, general and administrative, in-process research and development and amortization of intangible assets. Personnel related costs are the most significant component of operating expense. We grew from 156 employees at December 31, 2003, to 562 at December 31, 2006. We expect to continue to hire a significant number of new employees to support the growth we anticipate.

Research and development expense is the largest component of our operating expense and consists primarily of personnel costs, independent contractor costs, prototype expenses and other allocated facilities and information technology expense. The majority of our research and development staff is focused on software development. All research and development costs are expensed as incurred. Our development teams are located in Westborough, Massachusetts, Tel Aviv, Israel and Redwood City, California. We expect our research and development expenses to continue to increase in absolute dollars in future periods.

Sales and marketing expense relates primarily to compensation and associated costs for marketing and sales personnel, sales commissions, promotional and other marketing expenses, travel, trade-show expenses, depreciation expenses for demonstration equipment used for trade-shows and allocated facilities and information technology expense. Marketing programs are intended to generate net revenues from new and existing customers and are expensed as incurred. We expect sales and marketing expense to increase in absolute dollars as we hire additional personnel, expand our sales and marketing efforts domestically and internationally and seek to increase our brand awareness.

General and administrative expense consists primarily of compensation and associated costs for general and administrative personnel, professional fees and allocated facilities and information technology expenses. Professional services consist of outside legal, accounting and information technology and other consulting costs. We expect that general and administrative expense will increase in absolute dollars as we hire additional personnel, incur costs related to the anticipated growth of our business, and make improvements to our information technology infrastructure. In addition, we expect to incur significant additional costs as we transition to being a public company, including the costs of SEC reporting, Sarbanes-Oxley Act compliance and director and officer liability insurance.

BAS Acquisition

In June 2004, we acquired the BAS division of ADC Telecommunications, Inc. to expand our suite of product offerings with a high-speed data product. The aggregate consideration for this acquisition was valued at approximately $25.1 million and was allocated between net tangible and intangible assets of $19.8 million and $5.3 million, respectively. The net tangible assets included a $4.7 million increase in the basis of acquired inventory, all of which was sold by the end of 2005.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of our consolidated financial statements requires our management to make estimates, assumptions, and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the applicable periods. Management bases its estimates, assumptions, and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change the results from those reported. Our management evaluates its estimates, assumptions and judgments on an ongoing basis.

The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We derive net revenues from sales of our products and services. Product revenues consists of sales of our hardware and software products. Shipping charges, which have been insignificant to date, are included in product revenues, and the related shipping costs are included in cost of product revenue. Service revenues consists of customer support and maintenance, product installation and training activities.

Software is essential to the functionality of our products. We provide software updates that we choose to develop, which we refer to as unspecified software updates, and enhancements related to our products through support service contracts. As a result, we account for revenue in accordance with Statement of Position, or SOP 97-2, Software Revenue Recognition as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, for all transactions involving the sale of software.

We recognize product revenue when all of the following have occurred: (1) we have entered into an arrangement with a customer; (2) delivery has occurred; (3) customer payment is deemed fixed or determinable and free of contingencies and significant uncertainties; and (4) collection is probable. Pricing is considered fixed or determinable at the execution of a customer arrangement, based on specific products and quantities to be delivered at specified prices. We assess the ability to collect from our customers based on a number of factors, including credit-worthiness and any past transaction history of the customer. In the limited circumstances where we may have a customer not deemed creditworthy, we will defer all net revenues from the arrangement until payment is received and all other revenue recognition criteria have been met.

Product revenues consist of hardware and a perpetual license to our software. Product revenues are generally recognized upon transfer of title to the customer assuming all other revenue recognition criteria are met, except for customers that require contractually negotiated acceptance of our products, in which case we recognize net revenues at the earlier of receipt of acceptance from the customer or when the rejection period lapses. Substantially all of our contracts, including those with resellers, do not include rights of return. To the extent that our agreements contain such terms, we recognize revenue when the amount of future returns can be reasonably estimated in accordance with the guidance under Statement of Financial Accounting Standards No. 48 (as amended), Revenue Recognition When Right of Return Exists. Returns to date have been insignificant. Our resellers generally do not maintain any inventory and only receive products from us when an end-user customer has committed to the purchase.

Most of our products are sold in combination with customer support and maintenance services, which consist of software updates and product support. Software updates provide customers with rights to unspecified software updates that we choose to develop and to maintenance releases and patches released during the term of the support period. Product support services include telephone support, access to on-site technical support personnel and repair or replacement of hardware in the event of damage or failure during the term of the support period. Net revenues for support services are recognized on a straight-line basis over the service contract term, which is generally one year. Installation services and training services, when provided, are also recognized in service revenues when performed.

We use the residual method, as allowed by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, to recognize revenue when a customer arrangement includes one or more elements to be delivered at a future date and vendor specific objective evidence, or VSOE, of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and any remaining amount provided for under the contract is recognized. When the undelivered element is customer support and maintenance, that portion of the revenue is recognized ratably over the term of the customer support arrangement, and the remaining revenue associated with the arrangement is recognized when all the other criteria of SOP 97-2 are satisfied. We have established VSOE of the fair value of our customer support and maintenance and other services based upon the normal pricing and discounting practices for those services when sold separately and the prices at which our customers have renewed their customer support and maintenance arrangements. If evidence of the fair value of one or more undelivered elements does not exist, all revenues are deferred and recognized when delivery of those elements occurs or when fair value can be established. For example, in situations where we sell a product which includes a commitment for delivery of a future specified software feature or functionality, we defer revenue recognition for the entire arrangement until the specified software feature or functionality is delivered.

Revenue recognition requirements under SOP 97-2 are very complex. In applying our revenue recognition policy, we must determine which portions of our revenue are recognized currently and which portions must be deferred.

Valuation of Inventories

Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method. We provide for excess and obsolete inventories after evaluation of historical sales and usage, current economic trends, market conditions, product rationalization, forecasted sales, product lifecycle and current inventory levels. Provisions for excess and obsolete inventory are recorded as cost of net product revenues. This evaluation requires us to make estimates regarding future events in an industry where rapid technological changes are prevalent. It is possible that increases in inventory write-downs may be required in the future if there is a decline in market conditions or if changes in expected product lifecycles occur. If market conditions improve or product lifecycles extend, we may have greater success in selling inventory that had previously been written down. In either event, the actual value of our inventory may be higher or lower and recognition of such difference will affect our cost of net revenues in a future period, which could materially affect our operating results and financial position.

Warranty Liabilities

We warrant our products against defects in materials and workmanship. Generally, we warrant our products for one year. For our largest telephone company customer, we warrant our products for five years. A provision for estimated future costs related to warranty activities is recorded as a component of cost of net product revenues when the product revenues are recognized based upon our historical product failure rates and historical costs incurred in correcting product failures. The recorded amount is adjusted from time to time for specifically identified warranty exposures. Where we have experienced higher product failure rates and costs of correcting product failures change, or our estimates relating to specifically identified warranty exposures changed, we have recorded additional warranty reserves and may be required to do so in future periods. If our estimated reserves differ from our actual warranty costs based on historical experience, we may reverse a portion of or increase such provisions in future periods. In the event we change our warranty reserve estimates, the resulting charge against future cost of sales or reversal of previously recorded charges may materially affect our gross margins and operating results.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25. The intrinsic value represents the difference between the per share market price of the stock on the date of grant and the per share exercise price of the respective stock option. The resulting stock-based compensation is deferred and amortized to expense over the grant’s vesting period, which is generally four years.

During the year ended December 31, 2005, we granted options to employees to purchase a total of 1,883,437 shares of common stock at exercise prices ranging from $1.00 to $1.88 per share.

We estimated the market value of our common stock with the assistance of Empire Valuation Consultants, LLC, an unrelated third-party valuation firm. This firm provided contemporaneous valuation reports dated June 30, 2004, December 31, 2005, June 1, 2006, September 30, 2006, November 30, 2006 and December 31, 2006, which valued our common stock at $1.68, $2.20, $2.56, $5.28, $5.36 and $5.76, respectively.

We determined that the deemed market value of our common stock in 2005 ranged from $1.68 to $2.20 per share.

During 2006, we amortized $1.1 million of deferred stock based compensation, leaving approximately $1.4 million to be amortized in future periods. The total unamortized deferred stock-based compensation recorded for all outstanding option grants made through December 31, 2005 is expected to be amortized as follows: $0.9 million in 2007, $0.4 million in 2008 and $22,000 in 2009.

On January 1, 2006, we adopted the provisions of the Financial Accounting Standards Board, or FASB, SFAS 123R, Share-Based Payments, or SFAS 123R. Under SFAS 123R, stock-based compensation costs for employees is measured at the grant date, based on the estimated fair value of the award at that date, and is recognized as expense over the employee’s requisite service period, which is generally over the vesting period, on a straight-line basis. We adopted the provisions of SFAS 123R using the prospective transition method. Under this transition method, non-vested option awards outstanding at January 1, 2006, continue to be accounted for under the intrinsic value method under APB No. 25. All awards granted, modified or settled after the date of adoption are accounted for using the measurement, recognition and attribution provisions of SFAS 123R.

During the year ended December 31, 2006, we granted options to employees to purchase a total of 6,283,264 shares of common stock at exercise prices ranging from $1.88 to $5.36 per share. The deemed market value of our common stock on the dates these options were granted ranged from $2.20 to $5.60 per share.

Information on employee stock options granted during the year ended December 31, 2006 is summarized as follows:

Date of Issuance	Number of Options Granted	Exercise Price	Deemed Market Value	Intrinsic Value
January 16, 2006	50,000	$1.88	$2.20	$0.32
January 24, 2006	154,526	1.88	2.20	0.32
April 4, 2006	101,250	2.20	2.44	0.24
April 10, 2006	996,926	2.20	2.44	0.24
May 2, 2006	150,232	2.20	2.52	0.32
July 12, 2006	332,363	2.60	3.52	0.92
August 14, 2006	62,500	2.60	4.24	1.64
November 1, 2006	2,973,367	5.28	5.32	0.04
November 2, 2006	567,500	5.28	5.32	0.04
November 8, 2006	62,500	5.28	5.32	0.04
November 17, 2006	425,000	5.28	5.36	0.08
December 15, 2006	352,100	5.36	5.56	0.20
December 20, 2006	55,000	5.36	5.60	0.24

We make a number of estimates and assumptions related to SFAS 123R. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as an adjustment in the period estimates are revised. Actual results may differ substantially from these estimates. In valuing share-based awards under SFAS 123R, significant judgment is required in determining the expected volatility of our common stock and the expected term individuals will hold their share-based awards prior to exercising. Expected volatility of the stock is based on our peer group in the industry in which we do business because we do not have sufficient historical volatility data for our own stock. The expected term of options granted represents the period of time that options granted are expected to be outstanding and was calculated using the simplified method permitted by the SEC Staff Accounting Bulletin No. 107. In the future, as we gain historical data for volatility in our own stock and the actual term employees hold our options, expected volatility and expected term may change which could substantially change the grant-date fair value of future awards of stock options and ultimately the expense we record.

As of December 31, 2006, the total compensation cost related to stock-based awards granted under SFAS 123R to employees and directors but not yet amortized was approximately $19.1 million, net of estimated forfeitures. These costs, adjusted for changes in estimated forfeiture rates from time to time, will be amortized over the next four years. Amortization for the year ended December 31, 2006 was approximately $1.4 million.

Allowances for Doubtful Accounts

We make judgments as to our ability to collect outstanding accounts receivable and provide allowances for the applicable portion of accounts receivable when collection becomes doubtful. We provide allowances based upon a specific review of all significant outstanding invoices, analysis of our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for doubtful accounts does not reflect our future ability to collect outstanding accounts receivable, additional provisions for doubtful accounts may be needed and our future results of operations could be materially affected. Our allowance for doubtful accounts was approximately $23,000 and $152,000 at December 31, 2005 and 2006, respectively.

Estimation of Fair Value of Warrants to Purchase Redeemable Convertible Preferred Stock

On July 1, 2005, we adopted FSP 150-5. Our outstanding warrants to purchase shares of our redeemable convertible preferred stock are subject to the requirements in FSP 150-5, which require us to classify these warrants as current liabilities and to adjust the value of these warrants to their fair value at the end of each reporting period. At the time of adoption, we recorded $0.6 million for the cumulative effect of this change in accounting principle to reflect the cumulative change in estimated fair value of these warrants as of that date. We recorded $0.1 million and $1.5 million of expense in other expense, net, for the remainder of 2005 and for the year ended December 31, 2006, respectively, to reflect further increases in the estimated fair value of the warrants. We estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option valuation model, based on the estimated market value of the underlying redeemable convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates and expected dividends on and expected volatility of the price of the underlying redeemable convertible preferred stock. These estimates, especially the market value of the underlying redeemable convertible preferred stock and the expected volatility, are highly judgmental and could differ materially in the future.

Upon the closing of this offering, all outstanding warrants to purchase shares of series E-1 preferred stock and certain outstanding warrants to purchase series C preferred stock will become warrants to purchase shares of our common stock and, as a result, will no longer be subject to FSP 150-5. The then-current aggregate fair value of these warrants will be reclassified from liabilities to additional paid-in capital, a component of stockholder’s equity, and we will cease to record any related periodic fair value adjustments. All outstanding warrants to purchase series A-1 preferred stock and certain outstanding warrants to purchase series C preferred stock will expire upon completion of the initial public offering if not previously exercised.

Impairment of Intangible Assets and Other Long-lived Assets

We assess impairment of long-lived assets in accordance with FAS No. 144, Impairment of Long-Lived Assets and test long-lived assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; or current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Recoverability is assessed based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized in the consolidated statements of operations when the carrying amount is not recoverable and exceeds fair value, which is determined on a discounted cash flow basis.

We make estimates and judgments about future undiscounted cash flows and fair value. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant exercise of judgment involved in determining the cash flows attributable to a long-lived asset over its estimated remaining useful life. Our estimates of anticipated future cash flows could be reduced significantly in the future. As a result, the carrying amount of our long-lived assets could be reduced through impairment charges in the future. Changes in estimated future cash flows could also result in a shortening of estimated useful life of long-lived assets including intangibles for depreciation and amortization purposes.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our taxes in each of the jurisdictions in which we operate. We estimate actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our consolidated statements of operations become deductible expenses under applicable income tax laws or loss or credit carry forwards are utilized. Accordingly, realization of our deferred tax assets is dependent on future taxable income against which these deductions, losses and credits can be utilized.

We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance.

Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. As of December 31, 2006, we recorded a full valuation allowance against our deferred tax assets arising from U.S. operations since, based on the available evidence, we believed at that time it was more likely than not that we would not be able to utilize all of these deferred tax assets in the future. We intend to maintain the full valuation allowances until sufficient evidence exists to support the reversal of the valuation allowances. We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

Revenue Recognition on Sales in China

In connection with our implementation, in the third quarter of 2006, of more stringent controls related to contracts for providing customer support, we discovered that certain end users in China maintained that they were entitled to company-provided support while our contracts with these customers did not provide for customer support. In response, the Audit Committee of our Board of Directors conducted an independent investigation of the matter, employing independent counsel and an independent accounting firm. The investigation, which was completed in December 2006, found numerous instances in which resellers of our products in China, with the understanding and approval of our China personnel, agreed to provide technical support, extended warranty terms and potentially other undefined terms without proper documentation and without communicating these arrangements to our legal and finance departments. As a result, we have deferred approximately $5.1 million in revenue as of December 31, 2006 from customers in China, which will be recognized in future periods upon the satisfaction of all of the elements of our revenue recognition criteria. Our controls previously in place did not prevent these occurrences and we have therefore implemented a number of additional controls and remedial actions to ensure the appropriate accounting of future transactions and control over contracts with end users in China.

Results of Operations

The following table shows the percentage relationships of the listed items from our consolidated statements of operations, as a percentage of total net revenues for the periods indicated:

	Years Ended December 31,
	2004	2005	2006
	(in percent)
Consolidated Statements of Operations Data:
Net revenues
Products	88.9%	87.7%	87.2%
Services	11.1	12.3	12.8

Total net revenues	100.0	100.0	100.0

Cost of net revenues
Products	60.0	57.1	42.0
Services	6.3	4.0	5.2

Total cost of net revenues	66.3	61.1	47.2

Gross profit
Products	28.9	30.6	45.2
Services	4.8	8.3	7.6

Total gross profit	33.7	38.9	52.8

Operating expense
Research and development	60.8	31.3	21.1
Sales and marketing	44.8	23.2	16.7
General and administrative	16.4	7.1	7.5
Amortization of intangible assets	0.8	0.6	0.3
In-process research and development	2.7	—	—

Total operating expense	125.5	62.2	45.6

Operating income (loss)	(91.8)	(23.3)	7.2
Other expense, net	(2.7)	(1.8)	(0.8)

Net income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(94.5)	(25.1)	6.4
Provision for income taxes	0.7	0.3	1.4

Net income (loss) before cumulative effect of change in accounting principle	(95.2)	(25.4)	5.0
Cumulative effect of change in accounting principle	—	0.7	—

Net income (loss)	(95.2)%	(26.0)%	5.0%

Years Ended December 31, 2006 and 2005

Net Revenues.    Net revenues for 2006 were $176.6 million compared to $98.0 million for 2005, an increase of $78.6 million, or 80.3%. Revenues from our top five customers comprised 79% and 69% of net revenues for 2006 and 2005, respectively. During 2006, revenues from customers in the United States comprised 89% of net revenues, and revenues from customers outside the United States comprised 11% of net revenues, compared to the same period in 2005, in which customers in the United States comprised 83% of net revenues, and revenues from customers outside the United States comprised 17% of net revenues.

Products revenues for 2006 were $154.0 million compared to $86.0 million for 2005, an increase of $68.0 million, or 79.2%. This increase was primarily due to a $87.6 million increase in revenues from our video products, partially offset by a $19.6 million decrease in revenues from our data products. The $87.6 million increase in video products was attributable to the first recognition of significant net revenues from our TelcoTV product and significant growth in revenues from our Switched Broadcast product. The decrease in revenues from data products was almost entirely due to $18.8 million of revenues recognized in 2005 following satisfaction of customer acceptance criteria for product shipped to a single customer in 2004.

Services revenues for 2006 was $22.6 million compared to $12.0 million for 2005, an increase of $10.6 million, or 88.2%. This $10.6 million increase was primarily due to an increase in customer support and maintenance revenues earned on a larger installed base of products.

Gross Profit/Gross Margin.    Gross profit for 2006 was $93.2 million compared to $38.1 million for 2005, an increase of $55.1 million, or 144.4%. Gross margin increased to 52.8% in 2006 compared to 38.9% in 2005.

Products gross margin for 2006 was 51.9% compared to 34.9% for 2005. This increase was due to a shift in product mix in 2006 towards video products, which have relatively higher gross margins. Gross margin in 2005 was adversely impacted by the sale of inventory acquired in the BAS transaction. Under purchase accounting, the carrying value of this inventory was increased by $4.7 million to its fair market value at the time of acquisition. The sale of a portion of this inventory reduced products gross margin by $3.5 million, or 4.1% of products revenues, in 2005. In addition, gross margins in 2005 decreased as a result of a physical inventory write-down of $1.8 million and a specific warranty provision of $1.5 million recorded for the expected cost of repairing defective subcomponents.

Services gross margin for 2006 was 59.1% compared to 67.5% for 2005. In 2005, our business grew more rapidly than our level of support personnel could support at the time. This resulted in relatively high margins with respect to services during 2005. In 2006, we made a planned increase to our services personnel headcount to support not only the increase in customer installed base in 2005, but also the anticipated increase in our installed base from our future business. This resulted in a relative decline in gross margins in 2006.

Research and Development.    Research and development expense was $37.2 million for 2006, or 21.1% of net revenues, compared to $30.7 million in the comparable period of 2005, or 31.3% of net revenues. The $6.5 million increase was primarily due to increased compensation costs of $4.7 million attributable to an increase in employee headcount and $1.4 million attributable to increased sub-contractor expenses. Research and development expense included stock-based compensation expense of $1.0 million and $0.5 million during 2006 and 2005, respectively.

Sales and Marketing.    Sales and marketing expense was $29.5 million, or 16.7% of net revenues, for 2006 compared to $22.7 million, or 23.2% of net revenues, during 2005. The $6.8 million increase was primarily due to increased compensation costs of $4.6 million resulting from increased commissions and salaries, as well as increased headcount in support of our overall growth. In addition, travel and entertainment cost increased by $0.9 million. Sales and marketing expense included stock-based compensation expense of $0.6 million and $0.3 million during 2006 and 2005, respectively.

General and Administrative.    General and administrative expense was $13.2 million, or 7.5% of net revenues, for 2006 compared to $7.0 million, or 7.1% of net revenues, during 2005. The $6.2 million increase was primarily due to increased compensation costs of $2.5 million attributable to an increase in employee headcount, including additional accounting and finance personnel, an increase of $2.6 million in spending related to our preparation for becoming a public company, including consulting costs associated with Sarbanes-Oxley compliance and improvement to our ERP systems, and $0.8 million in costs associated with our audit committee’s independent investigation of the accounting for revenue in our China operations. General and administrative expense included stock-based compensation expense of $0.5 million and $0.2 million during 2006 and 2005, respectively.

Other Expense, Net.    Other expense, net includes interest income, interest expense and other expense, net and was $1.4 million in 2006, compared to $1.7 million in 2005. Other expense, net consisted primarily of expenses associated with changes in the fair value of our outstanding preferred stock warrants, interest expense and interest income. The change in other expense, net was primarily due to the adoption of FSP 150-5 on July 1, 2005, which resulted in a $1.5 million expense arising from the increase in value of preferred stock warrants during the 2006 period. This compares to a $0.1 million expense from the increase in value of preferred stock warrants during 2005. These increases were partially offset by $0.6 million of remaining proceeds received upon satisfaction of an escrow condition on the sale of an investment obtained in conjunction with our BAS acquisition.

Provision for Income Taxes.    We incurred U.S. operating losses in all years from inception through 2005. Because of net operating loss carryforwards in the United States, the provision for income taxes of $2.5 million and $0.3 million for 2006 and 2005, respectively, were primarily related to provisions for foreign income taxes. For the year ended December 31, 2006, $1.3 million of the provision for income taxes was related to the conclusion of a tax audit in Israel. The resolution of the audit resulted in amounts being due which were in excess of the amounts estimated and in excess of amounts previously recorded. The $1.3 million includes the effects for the years ended December 31, 1999 through 2003 that were covered by the tax audit and the expected effect for the years ended December 31, 2004 through 2006 based on the outcome of the tax audit. As of December 31, 2006, we had net operating loss carryforwards for federal and state income tax purposes of $93.8 million and $46.0 million, respectively. We also had federal research and development tax credit carryforwards of approximately $2.4 million and state research and development tax credit carryforwards of approximately $2.3 million. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which is uncertain. Accordingly, the net deferred tax assets arising from U.S. operations have been fully offset by a valuation allowance. If not utilized, the federal net operating loss and tax credit carryforwards will expire between 2019 and 2026, and the state net operating loss and tax credit carryforward will expire between 2008 and 2026. Utilization of these net operating losses and credit carryforwards will likely be subject to an annual limitation due to the provisions of Section 382 of the Internal Revenue Code.

Years Ended December 31, 2005 and 2004

Net Revenues.    Net revenues for 2005 were $98.0 million compared to $35.5 million for 2004, an increase of $62.5 million, or 176.1%. During 2005, revenues from our top five customers comprised 69% of net revenues, compared with 61% of net revenues during 2004. During 2005, revenues from customers in the United States comprised 83% of net revenues, and revenues from customers outside the United States comprised 17% of net revenues, compared to 2004 in which customers in the United States comprised 80% of net revenues, and revenues from customers outside the United States comprised 20% of net revenues.

Products revenues for 2005 were $86.0 million compared to $31.5 million for 2004, an increase of $54.5 million, or 173.0%. The increase was primarily due to a $44.7 million increase in revenue from our data products based on the inclusion of a full year of results from data products that we acquired in the BAS acquisition in June 2004. This $44.7 million increase also includes revenues of $18.8 million resulting from the timing of revenue recognition in 2005 associated with product previously shipped to a single customer in 2004 that was pending customer acceptance criteria. The increase in products revenues was also due to a $9.7 million increase in revenues of our video products, primarily due to the broader adoption of our Digital Simulcast product and the initial deployment of our Switched Broadcast product application.

Services revenues for 2005 were $12.0 million compared to $3.9 million in 2004, an increase of $8.1 million, or 207.7%. This $8.1 million increase was primarily due to a larger installed base of products, including the installed base of products acquired in the BAS transaction.

Gross Profit/Gross Margin.    Gross profit for 2005 was $38.1 million compared to $12.0 million for 2004, an increase of $26.1 million, or 217.5%. Gross margin increased to 38.9% in 2005 compared to 33.7% in 2004.

Products gross margin for 2005 was 34.9% compared to 32.5% for 2004. Products gross margin in 2005 and 2004 were adversely impacted by the sale of inventory acquired in the BAS transaction. Under purchase accounting, the carrying value of this inventory was increased by $4.7 million in June 2004, the date of acquisition, to the then fair market value. This inventory was sold in 2005 and 2004 reducing gross profit in those periods by $3.5 million and $1.2 million, respectively. This reduced product gross margin by 4.1% in 2005 and 3.8% in 2004. In addition, gross margin in 2005 decreased as a result of a physical inventory write-down of $1.8 million and specific warranty provisions of $1.5 million recorded for the expected cost of repairing defective subcomponents.

Services gross margin for 2005 was 67.5% compared to 43.6% for 2004. Services gross margin was adversely impacted in 2004 by a $0.7 million reduction to deferred services revenues arising from the application of purchase accounting for services contracts acquired in the BAS acquisition. The remainder of the increase in services gross margin in 2005 was primarily due to economies of scale arising from a larger installed base of video products and data products, due in part to the installed base of products acquired in connection with the BAS acquisition.

Research and Development.    Research and development expense was $30.7 million in 2005, or 31.3% of net revenues, compared to $21.6 million in 2004, or 60.8% of net revenues. The $9.1 million increase was primarily due to increased compensation costs of $6.6 million attributable to an increase in headcount, $1.8 million in increased depreciation of computer and lab equipment, a portion of which was acquired in the BAS acquisition, and $0.5 million attributable to increased contractor expenses. During 2005, we received $0.4 million in payments for non-recurring engineering that offset research and development expenses, compared to zero in 2004. Research and development expense included stock-based compensation expense of $0.5 million and $0.3 million during 2005 and 2004, respectively.

Sales and Marketing.    Sales and marketing expense was $22.7 million, or 23.2% of net revenues, in 2005 compared to $15.9 million, or 44.8% of net revenues, in 2004. The $6.8 million increase was primarily due to an increase of $3.8 million in compensation costs arising from increased salaries and commissions, and an increase of $0.9 million in travel expenses. Sales and marketing expense included stock-based compensation expense of $0.3 million and $0.1 million during 2005 and 2004, respectively.

General and Administrative.    General and administrative expense increased to $7.0 million, or 7.1% of net revenues, in 2005, from $5.8 million, or 16.4% of net revenues, in 2004. This $1.2 million increase was primarily due to an increase of $1.7 million in compensation costs related to an increase in headcount, partially offset by a $0.3 million decrease in consulting fees. General and administrative expense included stock-based compensation expense of $0.2 million in each of 2005 and 2004, respectively.

In-Process Research and Development.    We allocated a portion of the purchase price for the BAS acquisition to in-process research and development, which allocation is determined through established valuation techniques. In-process research and development represents an expense recorded for the portion of the purchase price of an acquisition allocated to research and development when technological feasibility of a research program has not been established and no future alternative uses exist at the time of acquisition. Total in-process research and development expense was $1.0 million for the year ended December 31, 2004, which related primarily to ongoing software development efforts for the data products we acquired in connection with the BAS transaction.

Other Expense, Net.    Other expense, net was $1.7 million in 2005 compared to $1.0 million in 2004. The increase was primarily due to an increase of $0.7 million in interest expenses incurred on higher debt balances carried in 2005 compared to 2004, and $0.5 million related primarily to foreign exchange losses. This increase in other expense, net was partially offset by an increase in interest income of $0.5 million earned due to interest earned on relatively higher interest rates and relatively higher invested balances during 2005 compared to 2004.

Provision for Income Taxes.    We incurred U.S. operating losses in 2005 and 2004. Because of the net operating loss carryforward in the United States, the provision for income tax for 2005 and 2004 was $0.3 million in both periods reflecting provisions for foreign income taxes.

Cumulative Effect of Change in Accounting Principle.    Upon adoption of FSP 150-5 on July 1, 2005, we reclassified the fair value of warrants from equity to a liability and recorded a cumulative effect of a change in accounting principle of $0.6 million for 2005.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statements of operations data for the last eight fiscal quarters, as well as the percentage that each line item represents of total net revenues. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Quarters Ended
	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenues
Products	$16,619	$25,944	$20,210	$23,193	$27,974	$32,245	$37,094	$56,700
Services	2,788	3,035	2,652	3,538	4,576	5,763	5,970	6,302

Total net revenues	19,407	28,979	22,862	26,731	32,550	38,008	43,064	63,002

Cost of net revenues
Products	9,054	20,287	12,475	14,117	13,884	17,220	18,382	24,666
Services	774	922	893	1,311	2,016	2,280	2,393	2,556

Total cost of net revenues	9,828	21,209	13,368	15,428	15,900	19,500	20,775	27,222
Gross profit
Products	7,565	5,657	7,735	9,076	14,090	15,025	18,712	32,034
Services	2,014	2,113	1,759	2,227	2,560	3,483	3,577	3,746

Total gross profit	9,579	7,770	9,494	11,303	16,650	18,508	22,289	35,780

Operating expense
Research and development	7,879	7,274	7,652	7,896	8,320	8,964	9,316	10,594
Sales and marketing	5,212	5,402	5,574	6,541	6,757	7,163	7,045	8,558
General and administrative	1,497	1,744	1,897	1,846	2,527	2,599	2,922	5,128
Amortization of intangible assets	143	143	143	144	143	143	143	143

Total operating expense	14,731	14,563	15,266	16,427	17,747	18,869	19,426	24,423

Operating income (loss)	(5,152)	(6,793)	(5,772)	(5,124)	(1,097)	(361)	2,863	11,357
Other income (expense), net	(444)	(293)	(380)	(579)	(223)	(361)	(904)	128

Net income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(5,596)	(7,086)	(6,152)	(5,703)	(1,320)	(722)	1,959	11,485
Provision (benefit) for income taxes	96	104	62	63	(257)	(141)	381	2,542

Net income (loss) before cumulative effect of change in accounting principle	(5,692)	(7,190)	(6,214)	(5,766)	(1,063)	(581)	1,578	8,943
Cumulative effect of change in accounting principle	—	—	633	—	—	—	—	—

Net income (loss)	$(5,692)	$(7,190)	$(6,847)	$(5,766)	$(1,063)	$(581)	$1,578	$8,943

Net income (loss) per common share, basic	$(0.54)	$(0.67)	$(0.63)	$(0.52)	$(0.09)	$(0.05)	$0.14	$0.76

Net income (loss) per common share, diluted	$(0.54)	$(0.67)	$(0.63)	$(0.52)	$(0.09)	$(0.05)	$0.03	$0.15

	Quarters Ended
	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec. 31, 2006
	(in percent)
Consolidated Statements of Operations Data:
Net revenues
Products	85.6%	89.5%	88.4%	86.8%	85.9%	84.8%	86.1%	90.0%
Services	14.4	10.5	11.6	13.2	14.1	15.2	13.9	10.0

Total net revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of net revenues
Products	46.6	70.0	54.6	52.8	42.6	45.3	42.6	39.2
Services	4.0	3.2	3.9	4.9	6.2	6.0	5.6	4.1

Total cost of net revenues	50.6	73.2	58.5	57.7	48.8	51.3	48.2	43.3
Gross profit
Products	39.0	19.5	33.8	34.0	43.3	39.5	43.5	50.9
Services	10.4	7.3	7.7	8.3	7.9	9.2	8.3	5.9

Total gross profit	49.4	26.8	41.5	42.3	51.2	48.7	51.8	56.8

Operating expense
Research and development	40.6	25.1	33.5	29.5	25.6	23.6	21.6	16.8
Sales and marketing	26.9	18.6	24.4	24.5	20.8	18.8	16.4	13.6
General and administrative	7.7	6.1	8.3	7.0	7.7	6.8	6.8	8.2
Amortization of intangible assets	0.7	0.5	0.6	0.5	0.4	0.4	0.3	0.2

Total operating expense	75.9	50.3	66.8	61.5	54.5	49.6	45.1	38.8

Operating income (loss)	(26.5)	(23.5)	(25.3)	(19.2)	(3.3)	(0.9)	6.7	18.0
Other income (expense), net	(2.3)	(0.9)	(1.5)	(2.2)	(0.8)	(1.0)	(2.1)	0.2

Net income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(28.8)	(24.4)	(26.8)	(21.4)	(4.1)	(1.9)	4.6	18.2
Provision (benefit) for income taxes	0.5	0.4	0.3	0.2	(0.8)	(0.4)	0.9	4.0

Net income (loss) before cumulative effect of change in accounting principle	(29.3)	(24.8)	(27.1)	(21.6)	(3.3)	(1.5)	3.7	14.2
Cumulative effect of change in accounting principle	—	—	2.8	—	—	—	—	—

Net income (loss)	(29.3)%	(24.8)%	(29.9)%	(21.6)%	(3.3)%	(1.5)%	3.7%	14.2%

Our net revenues and cost of net revenues have generally increased sequentially during the last eight quarters. However, during the second quarter of 2005, we experienced an unusual increase in product net revenues from data products primarily due to $18.8 million of revenues recognized in 2005 following satisfaction of customer acceptance criteria for product shipped to a single customer in 2004. Our net revenues during the fourth quarter of 2006 increased significantly on a sequential basis primarily due to accelerated product purchases in the fourth quarter by certain of our major customers in anticipation of their planned service implementations expected to occur in 2007, as well as customer spending related to the end of annual budgetary cycles. While we expect first quarter 2007 net revenues to increase compared to the same period in 2006, we expect first quarter 2007 revenues to decrease sequentially compared to the fourth quarter of 2006.

Gross margins have fluctuated on a quarterly basis primarily due to mix shifts between video and data products and between the hardware and software content of our products. In addition, gross margins have been impacted by the timing of physical inventory write-downs, the timing of specific inventory and warranty provisions and the timing of sales and cost of sales associated with inventory acquired in connection with the BAS acquisition. For example, the first and second quarters of 2005 were impacted by the write-off of inventory resulting from book to physical adjustments of $1.2 million and $0.6 million, respectively. The third quarter of 2006 was negatively impacted by a provision of $0.8 million for excess and obsolete inventory during that quarter. The third and fourth quarters of 2005 were impacted by specific warranty provisions recorded during those periods of $0.8 million and $0.7 million, respectively, for the estimated cost of repairing defective subcomponents. The cost of net revenues and gross margins during the second quarter of 2005 were negatively affected by $3.5 million or 11.9%, respectively, related to the sale of inventory acquired in connection with our BAS acquisition. Gross margins in the fourth quarter of 2006 were positively impacted by the relatively large, incremental product purchases during the quarter described above, a large, one-time software purchase that occurred during the fourth quarter and improved manufacturing overhead utilization arising from the significant increase in revenues during the period. We expect first quarter 2007 gross margins to decrease sequentially compared to the fourth quarter of 2006.

Operating expense has generally increased sequentially due to the growth of our business. Our research and development expense in the first quarter of 2005 was impacted by increased costs associated with CableLabs certification efforts relating to our data products. Our sales and marketing expense in the fourth quarter of 2005 was impacted by increased sales headcount and higher overall commissions as a result of our growth. Our general and administrative expense in the first quarter of 2006 was impacted by consulting fees related to information systems and preparation for Sarbanes-Oxley compliance. Our general and administrative expense in the fourth quarter of 2006 was adversely impacted by the hiring of new employees, costs related to our audit committee’s independent investigation and consulting costs relating to preparation for our year-end audit and efforts we made during the quarter to complete the remediation of material weaknesses related to our 2004 and 2005 financial statement audits.

In the third quarter of 2005, we adopted FSP 150-5, which requires us to classify the warrants on our preferred stock as liabilities and adjust our warrant instruments to fair value at each reporting period. We recorded a $0.6 million cumulative effect charge for adoption as of July 1, 2005, reflecting the fair value of the warrants as of that date, and $56,000, $56,000, $85,000, 36,000, $1.3 million and $112,000 of additional expense that was recorded in other expense, net in the quarters ended September 30, 2005, December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006, respectively, to reflect the increase in fair value of the warrants.

In the fourth quarter of 2006, our provision for income taxes included $1.3 million related to the resolution of a tax audit in Israel, which was different than our estimates and in excess of the amounts previously recorded. The $1.3 million includes the effect for the years ended December 31, 1999 through 2003 that were covered by the tax audit and the expected effects for the years ended December 31, 2004 through 2006 based on the outcome of the tax audit.

Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In future periods, the market price of our common stock could decline if our revenue and results of operations are below the expectations of analysts or investors.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through private sales of equity and from borrowings under credit facilities, and more recently from cash flow from operations. At December 31, 2006, our cash, cash equivalents and marketable securities totaled $65.5 million.

Operating Activities

Our operating activities generated cash in the amount of $48.8 million for the year ended December 31, 2006, primarily due to net income of $8.9 million, a decrease in inventory of $14.4 million and an increase in deferred revenues of $21.8 million, an increase in accrued and other liabilities of $7.3 million, and an increase in accounts payable of $6.3 million. These changes resulted primarily from the significant growth in our business, the timing of shipments and payments to vendors, our efforts to manage and monitor inventory balances and the increase in deferred revenue due to the timing of revenue recognition under our revenue recognition policy. The 2006 decrease in inventory compared to 2005 resulted from a more significant emphasis on efficiently managing our inventory levels through working with our suppliers. These changes were partially offset by an increase in trade receivables of $19.3 million due to the growth in our business. We also had non-cash charges of $10.6 million, comprised primarily of $6.1 million in depreciation on property and equipment, $2.5 million in stock-based compensation expense and $1.5 million related to the increase in fair value of preferred stock warrants during the period.

Our operating activities generated cash in the amount of $1.4 million in the year ended December 31, 2005, primarily due to an increase in deferred revenues of $18.7 million and an increase in other accrued liabilities of $2.7 million. These changes resulted primarily from the growth in our business, the timing of shipments and the satisfaction of revenue recognition criteria under our revenue recognition policy. Operating cash flow was also favorably affected by a decrease in trade receivables of $6.1 million due to the timing of collections. These changes were largely offset by a loss of $25.5 million, an increase in inventory of $7.7 million, an increase in prepaid and other assets of $1.3 million and a decrease in accounts payable of $1.5 million due to the timing of payments to vendors. We also had non-cash charges of $9.0 million, comprised primarily of $5.9 million in depreciation on property and equipment, $1.1 million in stock-based compensation expense and $0.7 million related to the increase in value of preferred stock warrants during the period.

Our operating activities used cash in the amount of $21.5 million in the year ended December 31, 2004, primarily due to a net loss during the period of $33.8 million and an increase in trade receivables of $15.0 million. The increase in trade receivables was largely due to the timing of a large shipment of data products to a specific customer, which occurred late in 2004. These items were partially offset by a decrease in inventory of $9.4 million due to the increase in shipments to customers late in the year and an increase in deferred revenues of $7.5 million. We also had non-cash charges of $5.4 million, comprised primarily of $3.2 million in depreciation on property and equipment and $1.0 million related to in-process research and development charges.

Investing Activities

Our investing activities used cash of $30.2 million in the year ended December 31, 2006, primarily from net purchases of marketable securities of $20.0 million and the purchase of property and equipment of $10.9 million to support the growth in our business. These capital expenditures consisted primarily of computer and test equipment and software purchases.

Our investing activities used cash of $7.7 million in the year ended December 31, 2005, primarily from net purchases of marketable securities of $6.9 million and the purchase of property and equipment of $6.0 million. These capital expenditures consisted primarily of computer and test equipment and software purchases. These uses of funds for investing activities were partially offset by $5.3 million in proceeds from the sale of an investment acquired in connection with the BAS acquisition in 2004.

Our investing activities used cash of $2.8 million in the year ended December 31, 2004 primarily due to the purchases of property, plant and equipment of $1.4 million to support growth in our business and net payments of $1.5 million for the BAS acquisition. The capital expenditures consisted primarily of computer and test equipment and software purchases.

Financing Activities

Our financing activities provided cash of $2.7 million in the year ended December 31, 2006, primarily from a net increase in borrowings of $2.8 million, and proceeds of $0.8 million received from the exercise of options to purchase our common stock, offset by $0.7 million of payment of costs to professional service providers associated with our preparation for our initial public offering.

Our financing activities used cash of $0.2 million in the year ended December 31, 2005, primarily from repayments of loans and payments against capital lease obligations of $0.7 million, offset by proceeds of $0.5 million received from the exercise of options to purchase our common stock.

Our financing activities provided cash of $33.7 million in the year ended December 31, 2004, principally due to the sale of our preferred stock of $25.1 million, the exercise of warrants to purchase our common stock of $1.9 million and proceeds from net borrowings of $7.4 million.

Our revolving credit facility with Silicon Valley Bank provides up to $10.0 million in the form of a term loan and up to $20.0 million for working capital requirements. As of December 31, 2006, $10.0 million was outstanding under the term loan and $4.0 million was outstanding under the revolving credit facility for working capital. The term loan bears interest at the Federal Reserve’s prime rate plus 0.25%, and the revolving credit facility bears interest at the Federal Reserve’s prime rate. The loan is collateralized by all of our tangible assets. The loan agreement contains financial and non-financial covenants including maintaining a “tangible net worth,” as defined in the credit facility, of at least negative $6.0 million. Through December 31, 2006, we were in compliance with all covenants. We expect to use approximately $14.0 million of the net proceeds of this offering to repay outstanding debt under our term loan and the revolving credit facility.

We believe that our existing cash and cash equivalents and existing amounts available under our revolving credit facility, together with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next twelve months. Our future capital requirements will depend on many factors including our rate of revenue growth, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access of adequate manufacturing capacity and the continuing market acceptance of our products. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be harmed.

Contractual Obligations and Commitments

The following summarizes our contractual obligations at December 31, 2006:

	Payments Due by Period (in thousands)
	Total	Less Than 1 Year	1 -3 Years	3 -5 Years	Thereafter
Operating lease obligations	$9,705	$2,574	$5,085	$2,046	$—
Capital lease obligations	63	27	36	—	—
Notes payable(1)	14,480	1,913	12,567	—	—
Interest payments(2)	1,977	1,180	797	—	—

Total	$26,225	$5,694	$18,485	$2,046	$—

(1)	The notes payable to Silicon Valley Bank were refinanced on August 18, 2006. We expect to repay these notes in their entirety with a portion of the net proceeds from this offering.
(2)	Represents estimated interest payments on our debt using an interest rate of 8.41% at December 31, 2006.

Off-Balance Sheet Arrangements

As of December 31, 2006, we have no off-balance sheet arrangements as defined in Item 303(a)(4) of the Securities and Exchange Commission’s Regulation S-K.

Effects of Inflation

Our monetary assets, consisting primarily of cash, marketable securities and receivables, are not affected by inflation because they are short-term and in the case of cash are immaterial. Our non-monetary assets, consisting primarily of inventory, intangible assets, goodwill and prepaid expenses and other assets, are not affected significantly by inflation. We believe that the impact of inflation on replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our cost of goods sold and expenses, such as those for employee compensation, which may not be readily recoverable in the price of products and services offered by us.

Recent Accounting Pronouncements

See Note 2 of the Notes to Consolidated Financial Statements included in this prospectus for recent accounting pronouncements that could have an effect on us.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

The primary objectives of our investment activity are to preserve principal, provide liquidity and maximize income without significantly increasing risk. Some of the securities we invest in are subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit. The risk associated with fluctuating interest rates is limited to our investment portfolio. A 10% decrease in interest rates in 2005 and 2006, would result in a decrease in our interest income of $63,000 and $153,000, respectively. As of December 31, 2006, our investments were in commercial paper, corporate notes and bonds, market auction preferred stock and U.S. government securities.

Our exposure to interest rates also relates to the increase or decrease in the amount of interest we must pay on our outstanding variable rate debt instruments, primarily certain borrowings under our revolving credit facility. Our revolving credit facility provides financing up to $20.0 million for working capital requirements and $10.0 million under the term facility. As of December 31, 2006, $10.0 million was outstanding under the term loan facility and $4.0 million was outstanding under the revolving credit facility. The loans bear interest at the Federal Reserve’s prime rate for the revolving credit facility and at the Federal Reserve’s prime rate plus 0.25% per annum under the term facility. A 10% increase in the prime rate would result in an increase in interest expense of $0.1 million on an annual basis.

Foreign Currency Risk

Our sales contracts are primarily denominated in United States dollars and therefore the majority of our net revenues are not subject to foreign currency risk. Our operating expense and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro. To date, we have not entered into any hedging contracts since exchange rate fluctuations have had little impact on our operating results and cash flows.

BUSINESS

Overview

We develop, market and sell network-based platforms that enable cable operators and telephone companies to offer video, voice and data services across coaxial, fiber and copper networks. We have significant expertise in rich media processing, communications networking and bandwidth management. We have delivered what we believe to be the only successful commercial deployments of switched broadcast, an application that substantially increases the volume of content that a service provider can offer. In addition, we believe we were the first to implement what has become the industry’s de facto network architecture for digital simulcast, an application that facilitates the insertion of advertising and the transmission of video in a digital format across a network while still providing service to analog subscribers. Our product applications of Digital Simulcast, TelcoTV, Switched Broadcast, and High-Speed Data and Voice-over-IP are a combination of our modular software and programmable video and data hardware platforms. Leading service providers use our product applications to offer video, voice and data services to tens of millions of subscribers, 24 hours a day, seven days a week. We outsource the manufacturing of our products. We have sold our product applications to more than 100 customers globally. We sell our product applications domestically to customers through a direct sales model, and internationally, through a combination of direct sales to service providers and sales through independent resellers. Our customers include Cablevision, Charter, Comcast, Cox, Time Warner Cable and Verizon, which are six of the ten largest service providers in the United States.

Industry Background

Cable operators and telephone companies derive most of their revenue from consumer subscriptions for video, voice or data services and from advertising. To attract and retain subscribers, service providers are increasingly bundling video, voice and data services, often called a “triple-play” offering. Video has the most stringent bandwidth requirements, is the most technically demanding and provides the richest user experience. Video consumes up to ten times the bandwidth and is approximately 1,000 times more sensitive to packet error, loss and delay when compared with typical voice and data services. Video also offers the greatest revenue per subscriber of the triple-play services. As of December 2006, Yankee Group Research, an independent industry research group, estimates that, on average, consumers spend $68 per month for digital video services compared to $47 for voice and $33 for data services. As a result, video presents the greatest opportunities and greatest challenges in delivering the triple-play bundle.

Competitive Dynamics Changing Video, Voice and Data Networks

The competition for video subscriptions has been increasing over time, and this competition has fueled recurring cycles of network investment as service providers seek to capture increasing revenues from subscribers by offering additional services. Satellite broadcasters, starting in 1994, began offering improved digital video services. They started to capture video subscribers from cable operators and, by the end of the third quarter of 2005, had gained an estimated 28% of the total U.S. paid television subscribers according to IDC, an independent industry research firm. In response, cable operators upgraded their coaxial networks to provide comparable digital video services. Kagan Research LLC, an independent research firm, estimates that cable operators have invested over $100 billion building networks that increased their capacity to offer digital video services and were capable of two-way communication.

The competition for control over the delivery of triple-play services, particularly video, to the home has dramatically increased with the recent entrance of the telephone companies into the market in 2005. Historically, telephone companies built networks to offer voice services, while cable operators built networks for broadcast television. The two did not directly compete with one another. In recent years, additional regulatory, technological and competitive factors have enabled service providers to compete directly and aggressively in each others’ markets. Initial competition among cable operators and telephone companies began with both offering high-speed data services. Then, cable operators used their two-way broadcast networks to offer VoIP services. As of September 2006, cable operators offering VoIP services had added approximately eight million voice subscribers in North America, according to In-Stat, an independent market research firm. Similarly, telephone companies have started upgrading their networks, which were originally built for voice and later upgraded to enable the delivery of high-bandwidth video services and higher speed data services. For example, Verizon recently announced plans to spend $18 billion by 2010 to significantly expand its fiber-optic network infrastructure and to add an estimated 11 million video and data subscribers. Other telephone companies have announced plans to develop interactive video services that leverage internet protocols to stream particular television shows, movies or other video content as they are demanded by individual subscribers, instead of broadcasting all content to all subscribers, regardless of the actual content being watched. The ability of telephone companies to offer these advanced services that feature video have, in turn, forced cable operators to increase the capacity and performance of their networks to keep pace.

In addition to competing with one another, service providers must react to Internet content aggregators and media companies offering competitive video, voice and advertising services directly to consumers through the Internet. For example, in an effort to increase sales of its iPod devices, Apple Computer offers video content that can be downloaded through the Internet through its iTunes store. Likewise, ABC.com is offering individual television programs and other video content directly to consumers over the Internet, and a number of providers are offering low cost voice services over the Internet. At the same time, online media companies like Google and Yahoo are aggregating or facilitating access to content and increasing the relevance, interactivity and measurability of advertising to attract advertising spending. Competitive activities such as these pose a threat to service providers’ paid subscriber and advertising revenues.

Changing Consumer Demands

Given increasing competition, service providers are attempting to differentiate their offerings by addressing changing consumer behavior and evolving advertiser demands. Consumers are increasingly directing their spending on video, voice and data services to those providers offering services that more closely match their preferences. In particular, consumers are seeking greater personalization of content, a higher quality experience and greater ease and speed of access to their video, voice and data services.

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Personalization.    With the proliferation in content, consumers are seeking content that is increasingly customized to their personal interests. This personalized content spans everything from the purchase of downloadable songs to customized video programming, such as VOD and niche channel packages.

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Richer Content.    Consumers are demanding a higher quality experience, whether it is online or in their television viewing. As a result, a rapidly growing number of consumers are purchasing HDTVs and high-speed data services to access richer content, such as HD programming, user-generated video clips and interactive online video games.

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Ease and Speed of Access.    In an increasingly mobile world, consumers desire faster access to content, whether voice, video or data, from virtually anywhere using a wide range of devices, such as portable media players, televisions, mobile phones, personal digital assistants and personal computers.

Consumers have been able to gain greater personalization, richer content and better access to their voice and data services delivered through the Internet using network-based technologies. For video, however, there has been only a limited response to these consumer demands. To offer richer, more personalized content at the speeds consumers expect and to capture the larger video subscription opportunity, service providers are developing networks with the bandwidth to deliver richer services and the intelligence to tailor video services and direct advertising to individual subscribers.

Advertisers Demand Greater Intelligence in Video-Based Advertising

Traditionally, advertisers attempted to reach consumers through media channels such as broadcast television that distributed the same advertising to wide audiences. The Internet offers advertisers a distribution channel that delivers more relevant ads, while at the same time offering the interactivity required to measure return on ad spending. Advertisers are demanding that video-based advertising networks increase the relevancy, interactivity and measurability of their networks.

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Relevancy.    Advertisers are demanding that their ads be addressed to a relevant audience. For example, they desire to target video advertising to particular geographic zones, and ultimately want to tailor advertising to specific subscribers.

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Interactivity.    Advertisers want to provide consumers with an easy and immediate way to respond to an advertisement. For example, advertisers would like to provide subscribers with the ability to use a remote control to immediately access additional product information associated with a television advertisement.

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Measurability.    Advertisers are seeking ad distribution networks that allow them to measure the effectiveness of their ad spending and are willing to pay more for video advertisements that result in a higher consumer response rate.

According to ZenithOptimedia Group, a market research firm, the market for North American television advertising in 2005 was approximately $58 billion. However, a survey of advertising executives conducted by the industry group, American Advertising Federation, indicated that 97% of respondents intend to shift spending away from traditional broadcast and cable TV ads to online video ads, with nearly 43% planning to shift at least 20% of their spending by 2010. To encourage advertisers to direct more spending toward television advertisements, service providers must be able to deliver relevant advertisements and measure the effectiveness of marketing campaigns for advertisers. The current video networks of service providers are limited in their ability to provide the intelligence necessary for the relevancy, interactivity and measurability required to meet the expanding demands of advertisers.

Intelligent, High-Bandwidth Video Networks are Needed

Current service provider networks, originally built to deliver voice or video services, are not well suited to offer the entire suite of triple-play services and relevant advertising. In particular, these networks are not equipped for increasingly rich and interactive video content. Cable operators originally built their networks for the one-way broadcast of analog video content. In response to competition by satellite providers, they upgraded their networks to digital, but these networks still lack the capacity to deliver the rich content and interactivity increasingly required by consumers and advertisers. Telephone companies originally constructed low-bandwidth networks that were capable of delivering highly interactive voice services, but these networks lack the bandwidth necessary to deliver rich video services. However, with increasing competition for traditional voice services and the revenue opportunities and network requirements of video, these telephone companies need networks with the bandwidth and interactivity that enable advanced video services that meet the demands of consumers and advertisers. Cable operators and telephone companies therefore must develop intelligent, high-bandwidth video networks for their consumer and advertiser customers.

Delivering high-quality, personalized video services and relevant video-based advertising has strained service providers’ existing network infrastructures and requires service providers to overcome the following challenges:

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Bandwidth Limitations Posed by Video.    Service providers’ fixed-bandwidth networks are not equipped for the volume and richness of content being demanded by subscribers. For example, a typical HDTV video stream requires 19.4 Mbps of continuous bandwidth, which is up to ten times the bandwidth required by a standard definition video stream and substantially greater than the 10 Mbps limit of most copper-based network data connections. To meet the demand for more and richer content such as HDTV, service providers must either undertake a costly capital expansion of their network infrastructures or use their existing infrastructure more efficiently.

•	Difficulty of Delivering a High-Quality Video Experience. Service provider networks are inherently prone to packet loss, error and delay. This problem is exacerbated as the richness and volume of the content being delivered across the network increases. Among video, voice and data services, video delivery has the most stringent requirements for packet order, loss and timing, as well as the need for the greatest network capacity and scalability. For example, HDTV is approximately 1,000 times more sensitive to packet loss, error and delay than voice and data services. To ensure a consistently high-quality subscriber viewing experience, service providers must find solutions that maintain the integrity of the video streams as these streams move across their networks.

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Lack of Customized Video Programming.    Existing network infrastructures lack the intelligence to allow service providers to understand and react to subscriber television viewing behavior. As a result, service providers lack the ability to deliver video programming packages tailored to the interests of specific subscribers or groups of subscribers. Service providers require network infrastructure that will enable them to understand subscriber viewing behavior and, based on that assessment, allow them to deliver new video channels and programming packages to specific subscribers or groups of subscribers.

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Requirement for More Relevant Video Advertising.    Advertisers are demanding that their ads be addressed to a relevant audience. To satisfy this demand, service providers need the capability to deliver video advertising to particular geographic segments and demographic groups, and ultimately, to tailor advertising to specific subscribers. In most broadcast implementations, service providers lack the media processing capabilities to distinguish one subscriber from another and the capacity to insert tailored advertising into a continuous video stream without degrading service quality. Service providers are seeking solutions that will enable the seamless insertion of relevant advertisements into video streams.

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High Cost of Infrastructure Investment.    Service providers have invested heavily to establish their existing network infrastructures, including the deployment of a significant amount of CPE, such as cable set-top boxes and cable modems. Service providers must either make significant investments to upgrade or replace their existing infrastructure, or find ways to extend the useful life of their installed equipment. Service providers generally prefer network-based capital investments since these costs can be allocated across many subscribers without costly replacement of existing CPE.

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Need to Rapidly Deliver Advanced Services.    Historically, service providers have needed to make very large capital expenditures to purchase replacement network equipment to support next-generation services. With the increasing pace of change, service providers require platforms with the flexibility to rapidly deploy advanced video and data services while minimizing lengthy and capital-intensive network upgrades.

Although service providers face a common challenge—how to rapidly and economically offer an increasing amount of video, voice and data content, deliver a more compelling user experience, and deliver more relevant programming and advertising to their subscribers—the technical and bandwidth challenges associated with video are greater than those of data and voice services. As a result, there is a need for platforms designed primarily for reliable and cost-effective video delivery, which in turn enable the entire triple-play offering.

The BigBand Solution

We develop, market and sell network-based platforms that enable service providers to offer video, voice and data services across coaxial, fiber and copper networks. Our software and hardware product applications are used to offer video, voice and data services commercially to tens of millions of subscribers, 24 hours a day, seven days a week and have been successfully deployed by leading service providers worldwide including six of the ten largest service providers in the United States.

We combine rich media processing, modular software and high-speed switching and routing with carrier-class hardware configurations into product applications designed to address specific service provider needs. Our product applications enable service providers to deliver high-quality video, voice and data services and offer more effective video advertising. Our key product applications include Digital Simulcast, TelcoTV, Switched Broadcast, and High-Speed Data and Voice-over-IP.

Our solution offers the following key benefits:

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Intelligent Bandwidth Management.    Using our product applications, service providers can address their increasing bandwidth needs. For example, we offer what we believe to be the only switched broadcast application commercially deployed today. Our Switched Broadcast product application only transmits channels to subscribers when the subscribers in a service group are in the process of watching those channels, instead of broadcasting all channels to all subscribers all the time. This enables service providers to achieve up to 50% savings in bandwidth usage for digital subscribers, allowing service providers to offer additional services without altering the subscriber viewing experience. One of our customers that had used all of its available bandwidth capacity for existing channel programming was able to use our Switched Broadcast product application to add new, higher revenue HDTV channels without dropping existing channels.

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High-Quality Video Experience.    Our product applications allow service providers to minimize the likelihood of video quality errors by detecting potential video quality degradation in real-time and correcting such degradation before the video stream is delivered to subscribers. Our core suite of video processing software modules are designed to enhance the richness of the viewing experience by optimizing the delivery of video streams, while our program level redundancy functionality adds the switching capability to automatically provision an alternative video stream should the quality of the primary stream begin to degrade.

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Enhanced Video Personalization.    Using our product applications, service providers interact with their subscribers down to the individual channel change and, as a result, can more accurately tailor programming packages to the interests of their subscribers. For example, our Switched Broadcast product application enables service providers to satisfy consumer demand for increasingly personalized content by expanding the number of channels that can be offered because selected channels are only delivered when the channel is requested by a subscriber in the service group. Using this application, one of our customers was able to offer additional channel packages tailored to demographic groups.

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Ability to Deliver Relevant Video Advertising.    Our product applications allow service providers to insert advertising tailored to specific subscriber groups. For example, using our Digital Simulcast application, service providers can simultaneously insert different ads into multiple copies of the same program and forward them to specific geographic zones. This allows service providers to attract advertisers interested in reaching niche markets.

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Optimize Return on Existing Infrastructure Investment.    Our network-based product applications allow service providers to manage service quality from the network, rather than deploying costly personnel and equipment at the customer premises. Because our product applications are deployed at the network level, service providers can leverage their infrastructure investment across many subscribers and avoid the hardware and service costs associated with an upgrade of equipment in the homes of subscribers. For example, using our M-CMTS architecture, service providers will be able to quadruple the existing downstream capacity of our High-Speed Data product application without the need to replace CPE. The need for higher speeds is increasingly required for the delivery of video over the Internet.

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Platform Flexibility.    Our product applications feature a fully programmable hardware and modular software architecture. Our field-upgradable hardware is designed to meet service provider platform flexibility requirements and to minimize the need to replace existing hardware. For example, one customer initially purchased our equipment for basic media processing functionality and was subsequently able to further enhance this same hardware platform within a matter of hours to deliver our advanced Digital Simulcast product application simply by licensing an additional software application from us.

Strategy

Our objective is to be the leading provider of network-based products that enable the delivery of high-bandwidth, high-quality video, voice and data services and more effective video advertising. Key elements of our strategy include the following:

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Further Technology Leadership Position.    Over the past eight years, we have developed differentiated media processing and video systems design expertise. We used our media processing expertise to deliver what we believe to be the only switched broadcast product commercially deployed today. We are also building upon our IP networking and media processing expertise to develop the first M-CMTS solution. We will continue leveraging our expertise to deliver products that focus on optimizing network infrastructure and enabling delivery of a high-quality user experience.

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Leverage Modular Architecture to Accelerate New Product Introduction.    We have created a series of media processing software modules that, when combined with our programmable hardware and switching fabric, serve as the foundation for a range of network-based product applications. The competition between cable operators and telephone companies is accelerating the rate of change in their networks, and we believe our software modules will serve as the foundation for rapidly delivering solutions that address our customers’ bandwidth and service delivery needs.

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Expand Footprint Within Existing Customer Base.    We are intensely customer focused. We have customer relationships with a number of service providers both in the United States and internationally, including six of the ten largest service providers in the United States. We believe these customer relationships give us a strong advantage in understanding our customers’ network challenges and delivering timely solutions, as we did with our Switched Broadcast product application. We will continue to work closely with our customers on the designs of their network architectures and emerging services, expand our relationships with these customers to deploy more of our existing applications, and develop and deliver new applications to address their network challenges.

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Expand Customer Base Regardless of Access Technology.    Service providers deploy video, voice and data services to subscribers across networks based on coaxial, fiber and copper. We have successfully deployed our product applications across these access technologies. We are currently providing Verizon with a solution that allows both digital and analog transmission of video over fiber-optic lines. Other telephone companies deploying video services over existing DSL lines leverage our media processing expertise to provide such video services. Still others use our product applications to carry services over coaxial cable. We intend to leverage our media processing expertise to penetrate new customers worldwide, regardless of the type of access networks they use.

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Broaden Addressable Advertising Capabilities.    We currently enable service providers to insert video advertisements targeted to subscribers in specific geographic zones. We intend to collaborate with our customers to continue developing and deploying next-generation advertising solutions and are currently in field trials with a leading cable operator for the delivery of ads tailored down to the individual subscriber level.

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Leverage Video Over IP Expertise.    We believe that service providers will seek to offer live and on-demand video services to an increasing array of IP-capable devices, such as TVs, personal computers, mobile phones and portable devices, as well as attempt to integrate video, VoIP and data into new services. This will create a need for platforms that integrate video processing and IP networking. Since inception, our development efforts have focused on combining networking with real-time processing of video. Our M-CMTS architecture is the first step in our plan to meet the market demand for video over IP by enabling cable operators to more cost effectively offer bandwidth to IP-enabled devices. We intend to further leverage our video expertise to provide a broader array of solutions to cable operators as they scale their video-enhanced triple-play services directed at PCs and other IP-capable devices.

Product Applications

We deliver product applications that provide rich media processing and high-speed switching and routing, which enable service providers to offer advanced video, voice and data services to subscribers and advertisers. Our product applications are a combination of our video or data hardware platforms and key software modules that run inside our carrier-class hardware platforms and deliver the application-specific functions.

Video

We combine our carrier-class hardware platforms and modular media processing software to deliver the following product applications:

Digital Simulcast.    We were first to implement what we believe has become the industry’s de facto network architecture for digital simulcast. Historically, video content was broadcast only in analog form. Analog video presents a number of limitations to service providers, including deterioration of video quality, higher cost to insert relevant advertising in the video stream, and the cost of converting analog to digital for certain digital devices in the home, such as digital video recorders.

Our Digital Simulcast product application enables service providers to create a digital version of analog inputs and deliver both analog and digital video streams to subscribers. This gives service providers a cost-efficient way of migrating subscribers from analog to digital video, which uses lower cost all-digital set-top boxes, while still supporting a large installed base of analog set-top boxes and televisions. In addition, using our Digital Simulcast product application, service providers can overcome the video quality limitations inherent in the transport of analog over long distances and the low-quality conversion from analog to digital in consumer digital devices. They also can reduce their investment in costly equipment used to transport analog signals and achieve operational efficiency by using a converged digital network. Finally, our Digital Simulcast application allows service providers to insert advertisements into the digital video stream and deliver those ads either in digital or analog form to subscribers. This offers our customers incremental revenue opportunities through the ability to insert advertisements into the digital stream targeted to specific geographic zones.

We deliver our Digital Simulcast product application by combining our Broadband Multimedia-Service Router hardware platform, which we refer to as our BMR, with our core media processing modules with advanced splicing capability.

TelcoTV.    Telephone companies use our BMR to provide a very high-quality viewing experience, while still benefiting from the use of digital video transport throughout their networks. We enable telephone companies to leverage their existing Synchronous Optical Network, or SONET, infrastructure, which was originally designed for voice communications, to transport video content throughout the network. This provides significant cost savings as telephone companies are not required to build a dedicated video transport network. They deploy our video application in network locations called video serving offices, or VSOs, that provide service directly to consumers. This product application leverages the same key technologies that were previously deployed in many of the largest cable operator networks in the world. Our TelcoTV product application integrates our core media processing modules with our BMR with built-in radio frequency, or RF, modulation, analog decoding and local content insertion. Our platforms have been engineered to comply with the Level-3 Network Equipment Building System standard, or NEBS, which is a set of telecommunications industry safety and environmental design guidelines for equipment in central offices.

Switched Broadcast.    We believe we were the first company to develop and commercially deploy a switched broadcast application. Traditionally, service providers broadcast all channels to all subscribers at all times. Our Switched Broadcast application enables service providers to transmit video channels to subscribers only when the subscribers in a smaller subset of subscribers within a network, called a service group, are in the process of watching those channels. Depending on the number of subscribers and the amount of duplicate channels within a service group, our Switched Broadcast product application typically allows service providers to achieve up to 50% bandwidth savings in the delivery of digital video content and use the reclaimed bandwidth to offer additional content. This reclaimed bandwidth can be used to deliver niche video packages, more HDTV channels, high-speed data service and/or voice service. Service providers often use our Switched Broadcast product application as a means to free up the bandwidth to implement digital simulcast. The diagram below illustrates how bandwidth can be reclaimed using our Switched Broadcast product application, which broadcasts only those channels that are being watched within a service group.

In addition, our Switched Broadcast product application gives our service providers real-time access to the actual viewing habits of their subscriber groups, information that is increasingly valuable as they and their advertisers seek to tailor advertising or personalized channel services to specific subscriber groups and individual subscribers.

We deliver our Switched Broadcast product application by combining our core media processing modules with our BMR, Switched Broadcast Session Server and Broadband Multimedia-Service Edge hardware platform, which we refer to as our BME.

Data

High-Speed Data and Voice-over-IP.    Our High-Speed Data product application enables cable operators to offer real-time services, such as VoIP and streaming video content over the Internet. Using our High-Speed Data product application, cable operators can offer different levels of data speeds, which can be tiered based on the level of subscriber fees or on real-time bandwidth needs. Our High-Speed Data product application offers redundancy characteristics and a distributed switch fabric with routing and forwarding capabilities across multiple application modules, instead of in a central core where switching latency can be exacerbated. As a result, those cable operators that are deploying voice services can leverage the ability of our High-Speed Data product application to reduce dropped packets and latency to deliver high-quality and reliable voice services.

Modular CMTS is the next generation of our High-Speed Data product application, which is currently in multiple customer trials on three continents. Customers using our existing CMTS product will be able to cost-effectively upgrade to our M-CMTS platform. This will allow them to quadruple their downstream delivery capacity without additional CMTS equipment or next-generation cable modems. We accomplish this by combining a software upgrade with an external edge quadrature amplitude modulation, or QAM, modulator for downstream traffic, freeing up processing capacity in our CMTS to process more downstream traffic on the same hardware. We expect to begin commercial deployment of our M-CMTS product in the first half of 2007.

Platforms and Technologies

Our intelligent, network-based product applications are built on an architecture that combines modular software with extensible video and data hardware platforms. Our modular software architecture enables us to more quickly and cost effectively develop new features and products. Our hardware platforms offer field-upgradeable hardware, high-speed switching and routing with general-purpose processing capabilities in a chassis-based design. This hardware and software approach provides our customers with rich media processing capabilities in a carrier-class hardware configuration that can be extended across multiple network locations and, as needed, to accommodate more services and more subscribers. Our hardware platforms and modular software consist of:

Hardware and Management Software Platforms

Broadband Multimedia-Service Router (BMR).    Our Broadband Multimedia-Service Router is our hardware platform that is designed for the real-time processing and switching of video. The BMR platform is a protocol-neutral architecture that processes and switches MPEG, IP and Ethernet packets. We accelerate our software media processing functionality through digital signal processors and field programmable gate arrays, which also allow the BMR to be upgraded or reconfigured over time and from remote locations. The BMR has a chassis-based design that provides carrier-class reliability and flexibility to expand functionality and capacity as network requirements evolve by adding new network cards. The BMR supports the transmission of digital and analog signals using radio frequency, or RF, interfaces to the physical cable network through QAM, quadrature phase shift keying and analog RF.

Broadband Multimedia-Service Edge (BME).    The Broadband Multimedia-Service Edge is our hardware platform that is optimized to communicate directly with subscriber set-top boxes and cable modems from the edge of the service provider’s network. Our BME provides media processing and switching of video services, such as VOD and Switched Broadcast, and of data services when used with the Cuda CMTS in our modular CMTS architecture. This allows service providers to utilize Gigabit Ethernet transport to the edge of their network, without the need to upgrade CPE. The BME provides high reliability while terminating 24 QAM channels, which gives our customers a space-efficient and cost-effective system that can scale as capacity needs dictate.

Cuda Cable Modem Termination System (CMTS).    Our Cuda CMTS is a DOCSIS 2.0-qualified hardware platform dedicated to the delivery of our data applications for cable operators. Instead of locating all routing and forwarding in a central switching core, our Cuda hardware system architecture distributes these capabilities across multiple application modules to offer carrier-class reliability. It has a total switching capacity of 204 Gbps and provides the superior RF performance critical for real-time services, such as VoIP and streaming video, that require very low packet error rates. Our CMTS platform supports QAM RF modulation for both downstream and upstream digital traffic. Because of its high-density design, this platform allows our customers to scale their services with reduced space and power consumption. Moreover, like the BMR and BME, the Cuda is field-upgradeable to support new services and network architectures.

BigBand Session and Resource Manager.    Our Session and Resource Manager is an application server platform for real-time control and management of video and data traffic traversing the network. Our Switched Broadcast Session Server, or SBSS, manages customer transactions down to the channel change level to allow service providers to dynamically switch the broadcast content being requested in a service group. With the knowledge of the customer transactions, the SBSS can switch and load-balance broadcast channels across the BMEs in the network.

BigBand FastFlow Broadband Provisioning Manager (BPM).    FastFlow is our network-based software suite for provisioning high-speed data and voice services to cable modems. FastFlow configures, activates and monitors the performance of a wide variety of devices, including DOCSIS set-top boxes, cable modems and multimedia terminal adapters. With extensive support for user self-provisioning capabilities, our FastFlow BPM platform often eliminates the need for expensive field personnel to be dispatched to a subscriber’s home to provision new services.

Software Modules

Video Software Modules.    We have created a set of individual software modules that define the attributes and functionality of our product applications. We design these modules with well-defined software interfaces to facilitate software development and maintenance, enabling faster response to service provider needs and the delivery of new features. Our software architecture also allows these modules to be combined with one another in various configurations. Selected modular software components are described below:

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RateShaping.    Our RateShaping module combines digital signal processing and statistical multiplexing using complex algorithms to enable more video streams to be transported using the same amount of bandwidth. With RateShaping, we conserve bandwidth by intelligently allocating bandwidth to programs that require more, while reducing bandwidth to programs that require less. The diagram below depicts how our RateShaping module can take variable-rate video streams and adjust them to conform to a fixed amount of bandwidth capacity.

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RateClamping.    The amount of bandwidth required to deliver a digital video program varies based on the complexity of the picture being transmitted within that program. For applications where a constant bit rate is desired, such as Switched Broadcast, RateClamping converts variable input feeds into constant bit rate streams, with the output bandwidth determined according to the service provider’s priorities. RateClamping is frequently utilized to deliver services such as VOD, Switched Broadcast and network-based digital video recorders. The diagram below depicts how our RateClamping module can convert variable-rate video streams into constant-rate video streams.

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Splicing.    Our Splicing functionality allows an alternate program, usually an advertisement, to be seamlessly inserted into an existing video stream. Using our Splicing functionality, service providers can perform hundreds of concurrent splices of different ads to multiple advertising zones, targeting different neighborhoods, in a single BMR. Our Splicing functionality is integral to our Digital Simulcast solution.

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Video over Ethernet.    Using our Video over Ethernet functionality, service providers can process and transmit digital video streams over IP inputs and outputs, which is less expensive than legacy video- specific interfaces, such as Asynchronous Serial Interface, or ASI. Ethernet, however, can cause latency problems in the network, which are particularly problematic in the delivery of video programming. Our Video over Ethernet functionality corrects the inherent timing effects introduced by Ethernet as it arrives in the BMR and encapsulates video into IP packets on video outputs.

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Encryption.    Our Encryption module scrambles the video stream and interfaces with a standards-based conditional access system to allow operators to secure their video content and restrict usage to only authorized subscribers.

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Program-level Redundancy.    Our Redundancy module inspects a video stream at the individual program level to detect errors and switches to the back-up source program without interrupting other programs on the same transport stream. By contrast, other competitive redundancy solutions do not detect problems with individual programs, which can result in a lower quality viewer experience.

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Metadata Processing.    Our applications process metadata such as the name of the program, plot summary and actors. This allows the service provider to actively control the type and amount of metadata that is provided to the subscriber’s television, thus enabling the service provider to populate program guide content and provide enhanced interactive TV functions.

Modular Data Software.    Our High-Speed Data and Voice-over-IP product applications use a modular design where various functions run as separate modules such that modifications to one set of functions or protocols will not disrupt the functionality of others. Our High-Speed Data and Voice-over-IP product applications support the DOCSIS 1.0, 1.1 and 2.0, EuroDOCSIS, PacketCable, PacketCable Multimedia, and DOCSIS Set-Top Gateway, or DSG, industry standards and formats.

Select features of our data software are as follows:

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Security Enhancements.    Our software helps service providers to secure the granting of IP addresses to new subscribers, the ability to filter certain IP addresses and encrypted communication between our data platform and a wide variety of cable modems.

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Troubleshooting and Capacity Planning Analysis.    Using our software, service providers can gather detailed statistics about traffic flows through their system, allowing them to troubleshoot customer specific problems and perform trending and capacity planning functions.

•

Automated Service Interruption Protection.    Our software is designed to allow service providers to deliver uninterrupted service to their subscribers despite problems inherent in hardware, software and in the hybrid-fiber coaxial network infrastructure. Our data software includes spectrum management for monitoring and mitigating RF noise conditions affecting certain channels; redundancy to recover from hardware or software faults on particular components of the system; and routing protocol enhancements to mitigate loss of service due to fiber cuts or equipment failures in a service provider’s network.

Customers

We sell our products to cable operators and telephone companies worldwide. In the United States, our products are deployed by six of the ten largest service providers. The following is a list of our customers from which we have recognized at least $250,000 in net revenues since January 1, 2005:

Adelphia Bright House Networks Cable Bahamas Cablecom Cableone Cablevision CAIW Casema Cebridge Connections Charter Cisco Systems Comcast Cox	Delta Ehime CATV Eidolon Essent Euro Connect Fort Mill Telephone Huawei Technologies IdeaTel Belgium Iesy ish Jcom Jupiter Telecom KBW Kabel Baden-Wurttemberg	Media Technology Megacable Metro Systems Millennium Digital Media MiraeOnline Multikabel Musashino Mitaka CATV Nissho Electronics Orion Cable Phoenix CATV RCN Rock Hill Telephone Satlan	Service Electric Company Siemens Starpower Communication Suddenlink Time Warner Cable TKS Telepost TVC Communications Verizon Videotron Wave Broadband Wide Open West Yamaguchi Cablevision

A substantial majority of our sales have been to relatively few customers. However, our large customers have changed over time. Sales to our five largest customers represented 79%, 69% and 61% of our net revenues in the year ended December 31, 2006, the year ended December 31, 2005, and the year ended December 31, 2004, respectively, and were particularly significant in the three months ended December 31, 2006 when they represented approximately 90% of our net revenues. In 2006, Comcast, Cox, Time Warner Cable and Verizon each represented 10% or more of our net revenues. In 2005, Adelphia, Cox and Time Warner Cable each represented 10% or more of our net revenues. In 2004, Adelphia, Comcast, Cox and Time Warner Cable each represented 10% or more of our net revenues. Although we are attempting to broaden our customer base by penetrating new markets and expanding internationally, we expect continuing customer concentration due to the significant capital costs of constructing service provider networks and industry consolidation. We expect that in future periods a limited number of large customers will continue to comprise a large percentage of our revenues.

Sales to customers outside of the United States represented approximately $19.2 million of net revenues for the year ended December 31, 2006, $16.8 million of net revenues for the year ended December 31, 2005, and $6.9 million for the year ended December 31, 2004.

Backlog

We schedule production of our products based upon our backlog, open contracts, informal commitments from customers and sales projections. Our backlog consists of firm purchase orders by customers for delivery within the next six months. As of December 31, 2006, we had backlog of $36.2 million, compared with backlog of $33.1 million as of December 31, 2005. Anticipated orders from customers may fail to materialize and delivery schedules may be deferred or canceled for a number of reasons, including reductions in capital spending by service providers or changes in specific customer requirements. Because of the complexity of our customer acceptance and revenue recognition criteria, in addition to backlog, we have significant deferred revenues. As a result, our backlog alone is not necessarily indicative of revenues for any succeeding period.

Sales and Marketing

We sell our products in the United States primarily through our direct sales force and internationally through a combination of direct sales to service providers and sales through independent resellers. Our direct sales force, distributors and resellers are supported by our highly trained technical staff, which includes application engineers who work closely with service providers to develop technical proposals and design systems to optimize performance and economic benefits to potential customers. Our sales offices outside of the United States are located in the United Kingdom, France, Germany, China, Hong Kong, Korea and Japan. International resellers are generally responsible for importing our products and providing certain installation, technical support and other services to customers in their territory.

Our marketing organization develops strategies for product lines and market segments, and, in conjunction with our sales force, identifies the evolving technical and application needs of customers so that our product development resources can be deployed to meet anticipated product requirements. Our marketing organization is also responsible for setting price levels, forecasting demand and generally supporting the sales force, particularly at major accounts. We have many programs in place to heighten industry awareness of our company and our products, including participation in technical conferences, industry initiatives such as CableLabs’ PacketCable Multimedia and DOCSIS 3.0 working groups, publication of articles in industry journals and exhibitions at trade-shows.

Customer Service and Technical Support

We offer our customers a range of support offerings, including program management, training, installation and post-sales technical support. As a part of our pre-sales effort, our engineers design the implementation of our products in our customers’ environments to meet their performance and interoperability requirements. We also offer training classes to assist them in the management of our product applications.

Our technical support organization, with personnel in the United States, Europe and Asia, offers support 24 hours a day, seven days a week. For our direct customers, we offer tiered customer support programs depending upon the service needs of our customers’ deployments. Using our standard support package, our customers receive telephone support and access to online technical information. Under our enhanced support package, in addition to the standard support offerings, our customers are entitled to software product upgrades and maintenance releases, advanced return materials authorization and on-site support, if necessary. Support contracts typically have a one-year term. For end customers purchasing through resellers, primary product support is provided by our resellers, with escalation support provided by us.

Research and Development

We focus our research and development efforts on developing new products and systems, and adding new features to existing products and systems. Our development strategy is to identify features, products and systems for both software and hardware that are, or are expected to be, needed by our customers. Our success in designing, developing, manufacturing and selling new or enhanced products will depend on a variety of factors, including the identification of market demand for new products, product selection, timely implementation of product design and development, product performance, effective manufacturing and assembly processes and sales and marketing. Because these research and development efforts are complex, we may not be able to successfully develop new products, and any new products developed by us may not achieve market acceptance.

Research and development expense in the year ended December 31, 2006 was $37.2 million, in the year ended December 31, 2005 was $30.7 million and in the year ended December 31, 2004 was $21.6 million.

Intellectual Property

As of February 15, 2007, we held 26 issued U.S. patents, 16 of which relate to our video products and ten of which relate to our CMTS products. Additionally, we had 58 U.S. patent applications pending, 33 of which relate to our video products and 25 of which relate to our CMTS products. Although we attempt to protect our intellectual property rights through patents, trademarks, copyrights, licensing arrangements, trade secrets and other measures, there is a risk that any patent, trademark, copyright or other intellectual property rights owned by us may be invalidated, circumvented or challenged; that these intellectual property rights may not provide competitive advantages to us; and that any of our pending or future patent applications may not be issued with the scope of the claims sought by us, if at all. Others may develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents that we own. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries in which we do business or may do business in the future.

We generally enter into confidentiality or license agreements with our employees, consultants, vendors and customers, and generally limit access to and distribution of our proprietary information. Nevertheless, we cannot assure you that the steps taken by us will prevent misappropriation of our technology. In addition, from time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results and financial condition.

From time to time, it may be necessary for us to enter into technology development or licensing agreements with third parties. Although many companies are often willing to enter into such technology development or licensing agreements, we may not be able to negotiate these agreements on terms acceptable to us, or at all. Our failure to enter into technology development or licensing agreements, when necessary, could limit our ability to develop and market new products and could cause our business to suffer.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the networking industry have extensive patent portfolios. From time to time, third parties, including certain of these leading companies, have asserted and may assert exclusive patent, copyright, trademark and other intellectual property rights against us or our customers. Although these third parties may offer a license to their technology, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could cause our business, operating results or financial condition to be materially adversely affected.

Manufacturing and Suppliers

We outsource the manufacturing of our products. Flextronics Corporation serves as our sole contract manufacturer for our video products, and ACT Corporation serves as our sole contract manufacturer for our CMTS products. Once our products are manufactured, they are sent to our headquarters in Redwood City, California or our facility in Westborough, Massachusetts, where we perform final assembly and quality-control testing. We believe that outsourcing our manufacturing enables us to conserve capital, better adjust manufacturing volumes to meet changes in demand and more quickly deliver products.

We submit purchase orders to our contract manufacturers that describe the type and quantities of our products to be manufactured, the delivery date and other delivery terms. Neither Flextronics nor ACT has any written contractual obligation to accept any purchase order that we submit. We do not have a written agreement with ACT.

We and our contract manufacturers purchase many of our components from a sole supplier or a limited group of suppliers. For example, we depend on Vecima Networks for decoding video components. We do not have a written agreement with many of these component suppliers, and we do not require our contract manufacturers to have written agreements with these component manufacturers. As a result, we may not be able to obtain an adequate supply of components on a timely basis. Our reliance on sole or limited suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing, quality and timely delivery of components. We monitor the supply of the component parts and the availability of alternative sources. If our supply of any key component is disrupted, we may be unable to deliver our products to our customers on a timely basis, which could result in lost or delayed revenues, injury to our reputation, increased manufacturing costs and exposure to claims by our customers. Even if alternate suppliers are available, we may have difficulty identifying them in a timely manner, we may incur significant additional expense in changing suppliers, and we may experience difficulties or delays in the manufacturing of our products.

Our manufacturing operations consist primarily of supply chain managers, new product introduction and test engineering personnel. Our manufacturing organization designs, develops and implements complex test processes to help ensure the quality and reliability of our products. The manufacturing of our products is a complex process, and we may experience production problems or manufacturing delays in the future. Any difficulties we experience in managing relationships with our contract manufacturers, or any interruption in our own or our contract manufacturers operations, could impede our ability to meet our customers’ requirements and harm our business, operating results and financial condition.

Competition

The markets for our products are extremely competitive and are characterized by rapid technological change. The principal competitive factors in our markets include the following:

•	product performance, features, interoperability and reliability;

•	technological expertise;

•	relationships with service providers;

•	price of products and services and cost of ownership;

•	sales and distribution capabilities;

•	customer service and support;

•	compliance with industry standards and certifications;

•	size and financial stability of operations;

•	breadth of product line;

•	intellectual property portfolio; and

•	ability to scale manufacturing.

We believe we compete principally on the performance, features, interoperability and reliability of our products and our technological expertise. Several companies, including companies that are significantly larger and more established, such as Cisco Systems and Motorola, also compete in these markets. Many of these larger competitors have substantially broader product offerings and bundle their products or incorporate functionality into existing products in a manner that discourages users from purchasing our products or that may require us to add incremental features and functionality to differentiate our products or lower our prices. Furthermore, many of our competitors have greater financial, technical, marketing, distribution, customer support and other resources, as well as better name recognition and access to customers than we do.

Conditions in our markets could change rapidly and significantly as a result of technological advancements or continuing market consolidation. The development and market acceptance of alternative technologies could decrease the demand for our products or render them obsolete. Our competitors may introduce products that are less costly, provide superior performance or achieve greater market acceptance than our products. In addition, these larger competitors often have broader product lines and market focus, are in a better position to withstand any significant reduction in capital spending by customers in these markets, and will therefore not be as susceptible to downturns in a particular market. These competitive pressures are likely to continue to adversely impact our business. We may not be able to compete successfully in the future, and competition may harm our business.

We believe standards bodies may commoditize the markets in which we compete and would require that we add incremental features and functions to differentiate our products. If the product design or technology of our competitors were to become an industry standard, our business could be seriously harmed.

Employees

As of December 31, 2006, we employed a total of 562 people, including 197 in sales, service and marketing, 254 in research and development, 41 in manufacturing operations and 70 in a general and administrative capacity. As of such date, we had 353 employees in the United States, 176 in Israel and 33 in other foreign countries. We also engage a number of temporary employees and consultants. None of our employees is represented by a labor union with respect to his or her employment with us. We have not experienced any work stoppages, and we consider our relations with our employees to be good. Our future success will depend upon our ability to attract and retain qualified personnel. Competition for qualified personnel remains strong, and we may not be successful in retaining our key employees or attracting skilled personnel.

Facilities

Our corporate headquarters are located at 475 Broadway Street, Redwood City, California. These offices consist of approximately 22,336 square feet. The lease for this property expires in December 2008. We also lease additional office space located at 585 Broadway Street, Redwood City, California. These offices consist of approximately 18,783 square feet. The lease for this property expires in February 2008.

In addition to our headquarters, we lease approximately 87,319 square feet of office space in Westborough, Massachusetts under a lease that expires in March 2012 and approximately 30,784 square feet of office space in Tel Aviv, Israel that expires in July 2007. We also lease sales and support offices in Slough, England; Dusseldorf and Rosenheim, Germany; Hong Kong, Shanghai and Beijing, China; Tokyo, Japan; and Merignac, France.

We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business. As our existing leases expire and as we continue to expand our operations, we believe that suitable space will be available on commercially reasonable terms.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as of February 22, 2007:

Name	Age	Position(s)
Executive Officers:
Amir Bassan-Eskenazi	42	President, Chief Executive Officer and Chairman of the Board
Frederick Ball	44	Senior Vice President and Chief Financial Officer
David Heard	38	Senior Vice President and General Manager of Product Operations
Robert Horton	35	Vice President and General Counsel
Jeffrey Lindholm	50	Senior Vice President of Worldwide Field Operations
Ran Oz	39	Executive Vice President, Chief Technology Officer and Director

Non-Employee Directors:
Lloyd Carney(1)(2)	45	Director
Dean Gilbert	50	Director
Ken Goldman(1)	57	Director
Gal Israely(1)	46	Director
Bruce Sachs(2)(3)	47	Director
Robert Sachs(3)	58	Director
Geoffrey Yang(2)(3)	47	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and governance committee

Amir Bassan-Eskenazi has served as our President, Chief Executive Officer and Chairman of the Board of Directors since he co-founded the company in December 1998. Prior to co-founding BigBand, Mr. Bassan-Eskenazi served in various executive capacities at Optibase Ltd., a provider of digital video solutions from 1991 to 1998, including as Executive Vice President of Marketing and Chief Operating Officer. Mr. Bassan-Eskenazi holds a B.S. in Electrical Engineering from Technion, Israel Institute of Technology.

Frederick Ball has served as our Senior Vice President and Chief Financial Officer since August 2004. Prior to joining BigBand, Mr. Ball served as Chief Operating Officer and director of CallTrex Corporation, a provider of customer service solutions, from October 2003 to May 2004. From September 1999 to July 2003, Mr. Ball served as Chief Financial Officer and Executive Vice President of Corporate Development and Mergers and Acquisitions at Borland Software Corporation, a software company. Mr. Ball currently serves as a member of the board of directors of Electro Scientific Industries, a supplier of laser systems. Mr. Ball holds a B.S. in Accounting from Virginia Polytechnic Institute and State University.

David Heard has served as our Senior Vice President and General Manager of Product Operations since February 2007. Prior to joining BigBand, Mr. Heard served as the President and Chief Executive Officer of Somera Communications, Inc., a telecommunications equipment company, from May 2004 to February 2006. From June 2003 to May 2004, Mr. Heard served as the President and General Manager of the Network Switching Division of Tekelec, Inc., a manufacturer of switching equipment. From February 2000 to June 2003, Mr. Heard served as the President and Chief Executive Officer of Santera Systems, Inc., a networking company that was acquired by Tekelec in 2003. Mr. Heard holds a B.A. in Production and Operations Management from The Ohio State University, an M.B.A. from the University of Dayton and an M.S. in management from the Stanford Graduate School of Business.

Robert Horton has served as our Vice President and General Counsel since February 2005. Prior to joining BigBand, Mr. Horton served as Senior Counsel for Borland Software Corporation, a software company, from November 2002 to January 2005. From January 2002 to November 2002, Mr. Horton served as an associate at the law firm of Covington & Burling LLP. From 1997 to November 2001, Mr. Horton served as an associate at the law firm of Wilson Sonsini Goodrich & Rosati, P.C. Mr. Horton holds a B.A. in History from the University of Notre Dame and a J.D. from Northwestern University.

Jeffrey Lindholm has served as our Senior Vice President of Worldwide Field Operations since November 2006. Prior to joining BigBand, Mr. Lindholm served in various executive positions at Juniper Networks, a networking equipment company, from February 2002 to November 2006, including as Chief Marketing Officer from January 2006 to November 2006 and as Vice President of Worldwide Sales from February 2002 to January 2006. Mr. Lindholm served as Vice President of Worldwide Sales and Support of Unisphere Networks, a provider of carrier-class IP infrastructure products, from March 1999 until its acquisition by Juniper Networks in February 2002. Mr. Lindholm holds a B.S. degree in Marketing from Boston College School of Management.

Ran Oz has served as our Executive Vice President and Chief Technology Officer since he co-founded the company in December 1998, and as a director since May 2005. Mr. Oz holds a B.S. degree in Electrical Engineering from Technion, Israel Institute of Technology, an M.S. in Electrical Engineering from Tel Aviv University and an M.B.A from the University of Phoenix.

Lloyd Carney has served as a director since April 2006. Mr. Carney has been the General Manager of Netcool Products for IBM, an information technology company, since February 2006. Prior to joining IBM, Mr. Carney served as Chairman of the Board and Chief Executive Officer of MicroMuse, a provider of service and business assurance software, from July 2003 through its February 2006 acquisition by IBM. From January 2002 to July 2003, Mr. Carney served as Chief Operating Officer and Executive Vice President of Juniper Networks, a networking equipment company. Mr. Carney also previously served in various executive positions at Nortel Networks from June 1997 to September 2001. Mr. Carney currently serves as a member of the board of directors of Cypress Semiconductor. Mr. Carney holds a B.S. in Electrical Engineering Technology from Wentworth Institute and an M.A. in Applied Business Management from Leslie College.

Dean Gilbert has served as a director since February 2002. Since September 2006, Mr. Gilbert has been a Vice President of Syndication at Google, an Internet search company. Mr. Gilbert has also been a Managing Partner of Sandalwood Investments, an independent venture investment and consulting firm, since January 2001. Prior to this time, Mr. Gilbert served as Executive Vice President and General Manager of @Home Networks from 1996 to 2000. Mr. Gilbert co-founded Quintess, a top-rated private residence club, in June 2003 and was responsible for its early membership development and real estate acquisition strategy through March 2005. Mr. Gilbert holds a B.A. in Telecommunications and an M.A. in Telecommunications and Business from Michigan State University.

Ken Goldman has served as a director since April 2006. Mr. Goldman has been the Executive Vice President and Chief Financial Officer of Dexterra, Inc., a provider of mobile enterprise software, since November 2006. Prior to joining Dexterra, Mr. Goldman was Senior Vice President of Finance and Administration and Chief Financial Officer of Siebel Systems, Inc., a supplier of customer software solutions and services that was acquired by Oracle Corporation in January 2006, from August 2000 through March 2006. From December 1999 to December 2003, Mr. Goldman was a member of the Financial Accounting Standards Advisory Council. Mr. Goldman currently serves as a member of the board of directors of Juniper Networks, a networking equipment company, and of Leadis Technology, Inc., a semiconductor design and development company. Mr. Goldman holds a B.S. in Electrical Engineering from Cornell University and an M.B.A. from Harvard Business School.

Gal Israely has served as a director since inception in December 1998. Mr. Israely is a managing partner of Cedar Fund, a venture capital firm he co-founded in 1997. Prior to co-founding Cedar, Mr. Israely was a Managing Director in the high technology investment banking group of Bear, Stearns & Co. Inc. Mr. Israely holds a B.A. in Economics and an M.B.A. in Finance from Tel Aviv University.

Bruce Sachs has served as a director since July 2005. Mr. Sachs has been a General Partner at Charles River Ventures, a venture capital firm, since October 1999. Prior to joining Charles River Ventures, Mr. Sachs served as an executive at numerous companies, including Ascend Communications, Stratus Computer, Bay Networks

and Xylogics. Mr. Sachs currently serves as a member of the board of directors of Vertex Pharmaceuticals. Mr. Sachs holds a B.S. in Electrical Engineering from Bucknell University and an M.S. in Electrical Engineering from Cornell University, as well as an M.B.A. from Northeastern University.

Robert Sachs has served as a director since January 2006. Mr. Sachs is a Principal of the Continental Consulting Group, LLC, a Boston-based cable and telecommunications consulting firm, which Mr. Sachs co-founded in January 1998. After founding Continental Consulting Group, Mr. Sachs served as President and Chief Executive Officer of the National Cable & Telecommunications Association, from August 1999 through February 2005. Prior to January 1998, Mr. Sachs served as an executive of Continental Cablevision and MediaOne for more than 18 years. Mr. Sachs also serves as a member of the board of directors of Global Crossing. Mr. Sachs holds a B.S. in Political Science from the University of Rochester, an M.S. in Journalism from Columbia University and a J.D. from Georgetown University.

Geoffrey Yang has served as a director since April 2000. Mr. Yang is a Partner at Redpoint Ventures, a venture capital firm, which he co-founded in 1999. Immediately prior to co-founding Redpoint Ventures, Mr. Yang was a General Partner with Institutional Venture Partners, a venture capital firm. Mr. Yang currently serves as a member of the board of directors of TiVo, as well as numerous private companies. Mr. Yang holds a B.A. in Economics from Princeton University, a B.S.E. in Engineering and Management Systems from Princeton University and an M.B.A. from Stanford University.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Codes of Ethics

We have adopted a Code of Ethics for Principal Executive and Senior Financial Officers applicable to our Chief Executive Officer, Chief Financial Officer and other principal executive and senior financial officers. In addition, we have adopted a Code of Business Conduct and Ethics for all employees, officers and directors. These codes will become effective as of the effective date of this offering.

Board of Directors

Our board of directors currently consists of nine members. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and nine directors are currently authorized.

Pursuant to a stockholders agreement among us and significant holders of our convertible preferred stock and common stock, who together have substantial control of the total voting power of our outstanding capital stock, those holders vote together to cause the election of five of our directors as follows:

•	Mr. Bassan-Eskenazi, who is elected by virtue of being our chief executive officer;

•	Mr. Oz, who is elected as the designee of certain founder stockholders who hold a majority of the outstanding shares of our Class A Common Stock;

•	Mr. Yang, who is elected as the designee of Redpoint Ventures;

•	Mr. Israely, who is elected as the designee of the holders of our Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock, voting together; and

•	Bruce Sachs, who is elected as the designee of Charles River Ventures.

Upon the completion of this offering, the stockholders agreement by which these directors were elected will terminate. Although these directors will no longer be elected pursuant to a contractual right, they will continue to serve as directors until the earlier of their resignation or an annual stockholder meeting for which our nominating and governance committee does not nominate them for re-election or they are otherwise not re-elected by our stockholders.

As of the closing of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	the Class I directors will be Ran Oz, Amir Bassan-Eskenazi and Ken Goldman, and their terms will expire at the annual meeting of stockholders to be held in 2007;

•	the Class II directors will be Lloyd Carney, Gal Israely and Bruce Sachs, and their terms will expire at the annual meeting of stockholders to be held in 2008; and

•	the Class III directors will be Geoffrey Yang, Dean Gilbert and Robert Sachs, and their terms will expire at the annual meeting of stockholders to be held in 2009.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

In December 2006, our board of directors undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Lloyd Carney, Ken Goldman, Gal Israely, Robert Sachs, Bruce Sachs and Geoffrey Yang, representing six of our nine directors, are “independent directors” as defined under the rules of the NASD, constituting a majority of independent directors of our board of directors as required by the rules of the NASDAQ.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee, each of which will have the composition and responsibilities described below.

Audit Committee

Our audit committee is comprised of Lloyd Carney, Ken Goldman and Gal Israely, each of whom is a non-employee member of our board of directors. Mr. Goldman is the chairperson of our audit committee. Our board of directors has determined that each member of our audit committee meets the requirements for independence and financial literacy under the requirements of the NASDAQ and SEC rules and regulations. Mr. Goldman is our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002 and possesses financial sophistication as required by the NASDAQ rules. Our audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	evaluating the qualifications, performance and independence of our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

Our compensation committee is currently comprised of Lloyd Carney, Geoffrey Yang and Bruce Sachs, each of whom is a non-employee member of our board of directors. Mr. Carney is the chairperson of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the current requirements of the NASDAQ. The compensation committee is responsible for, among other things:

•

reviewing and approving for our executive officers: the annual base salary, the annual incentive bonus, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control arrangements, and any other benefits, compensations or arrangements;

•	reviewing the succession planning for our executive officers;

•	reviewing and recommending compensation goals and bonus and stock compensation criteria for the Company’s employees;

•	preparing the compensation committee report that the SEC requires to be included in our annual proxy statement; and

•	administrating, reviewing and making recommendations with respect to our equity compensation plans.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Geoffrey Yang, Bruce Sachs and Robert Sachs, each of whom is a non-employee member of our board of directors. Robert Sachs is the chairperson of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee satisfies the requirements for independence under the NASDAQ rules. The nominating and governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	overseeing the evaluation of our board of directors and management; and

•	recommending members for each board committee to our board of directors.

Director Compensation

Effective upon the closing of this offering, our board of directors adopted a compensation policy that will be applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for board services:

•	an annual director cash retainer of $20,000;

•

an additional annual cash retainer for serving as the chairman of the audit committee of $20,000, for serving as the chairman of the compensation committee of $12,000 and for serving as the chairman of the nominating and governance committee of $5,000;

•	compensation for attending board meetings in-person of $2,000 per meeting;

•	compensation for attending committee meetings in-person of $1,000 per meeting;

•	compensation for attending board or committee meetings telephonically of $500 per meeting, or $750 per meeting if such telephonic meeting lasts for longer than one hour;

•

upon first joining the board, an automatic initial grant of a stock option to purchase 50,000 shares of our common stock vesting as to 25% of the shares on the first anniversary of the grant date and an additional

1/48th of the total shares vesting monthly thereafter so that the award is fully vested four years after the grant date;

•

for each director whose term continues following an annual meeting, an automatic annual grant of a stock option for the purchase of 18,750 shares of our common stock vesting as to 1/12th of the shares per month so that the award is fully vested one year after the grant date; and

•

for each full year of service, for the chairperson of the audit committee, an automatic additional grant of a stock option to purchase 6,250 shares of our common stock, for the chairperson of the compensation committee, an automatic additional grant of a stock option to purchase 3,750 shares, and for the chairperson of the nominating and governance committee, an automatic additional grant of a stock option to purchase 1,250 shares, in each case vesting as to 1/12th of the shares per month so that the award is fully vested one year after the grant date.

If, following a change of control, a director is terminated, all options granted to the director pursuant to the compensation policy shall fully vest and become immediately exercisable.

Prior to the above policy being effective, certain of our non-employee directors have received options to purchase shares of our common stock under our stock option plans in connection with their service to the company. In January 2006, we granted options to purchase 50,000 shares of our common stock at an exercise price of $1.88 per share to Robert Sachs. In April 2006, we granted options to purchase 50,000 shares of our common stock to Mr. Carney at an exercise price of $2.20 per share and options to purchase 51,250 shares of our common stock to Mr. Goldman at an exercise price of $2.20 per share, of which options to purchase 1,250 shares were granted to Mr. Goldman in connection with his service as the chairperson of our audit committee. These options vest over four years at a rate of 25% after one year and 1/48th per month thereafter, so long as the holder continues to serve as a director, except that options to purchase 1,250 shares of Mr. Goldman’s options are fully vested on the first anniversary of the date of the grant. In November 2006, we granted Mr. Goldman options to purchase an additional 5,000 shares of our common stock at an exercise price of $5.28 per share. In February 2007, we granted each of Messrs. Israely, Bruce Sachs and Yang an option to purchase 50,000 shares of our common stock at an exercise price of $7.34 per share. These options vest at a rate of 25% after one year and 1/48th per month thereafter, so long as the holder continues to serve as a director.

In February 2002, we granted Mr. Gilbert options to purchase 97,508 shares at an exercise price of $0.80 per share and in December 2003, we granted Mr. Gilbert options to purchase 37,500 shares at an exercise price of $0.76 per share. These options vest over four years at a rate of 1/48th per month, so long as the holder continues to serve as a director. Pursuant to Mr. Gilbert’s option agreements, in the event of an acquisition any remaining unvested shares subject to Mr. Gilbert’s options would accelerate and become vested and exercisable immediately prior to the closing of the acquisition. Our board of directors may require our stockholders’ approval for the grant of this acceleration right to Mr. Gilbert. An acquisition is defined in the 2001 Plan and 2003 Plan to mean any merger or consolidation after which the voting securities of our company outstanding immediately prior thereto represent less than a majority of the combined voting power of the voting securities of our company or other acquiring or such surviving or acquiring entity outstanding immediately after the event, any sale of all or substantially all of the assets or capital stock of our company or any other acquisition of the business of our company as determined by our board of directors. In December 2006, we granted Mr. Gilbert an option to purchase 50,000 shares at an exercise price of $5.36 per share. This option vests over four years at a rate of 25% after one year and 1/48th per month thereafter, so long as the holder continues to serve as a director.

The following table sets forth the aggregate compensation awarded to, earned by or paid to our non-employee directors during 2006:

Name	Fees Earned or Paid in Cash	Option Awards (1)		Total
Lloyd Carney	$36,187	$18,024	(2)	$54,211
Dean Gilbert	83,406	1,578	(3)	84,984
Ken Goldman	33,973	20,098	(4)	54,071
Gal Israely	—	—		—
Bruce Sachs	—	—		—
Robert Sachs	46,239	24,023	(5)	70,262
Geoffrey Yang	—	—		—

(1)	Amounts represent the expensed fair value for fiscal year 2006 of stock options granted in 2006 under SFAS 123R as discussed in Note 10, Stockholders’ Equity (Deficit) subheading “Stock-Based Compensation,” of the Notes to Consolidated Financial Statements included in this prospectus.
(2)	Stock options for the purchase of an aggregate of 53,750 shares were outstanding as of December 31, 2006.
(3)	Stock options for the purchase of an aggregate of 185,008 shares were outstanding as of December 31, 2006.
(4)	Stock options for the purchase of an aggregate of 56,250 shares were outstanding as of December 31, 2006.
(5)	Stock options for the purchase of an aggregate of 51,250 shares were outstanding as of December 31, 2006.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for 2006 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Overview

We compete with many other technology companies in seeking to attract and retain a skilled work force. To meet this challenge, we have implemented the Total Compensation Philosophy to enable our management to make decisions regarding our compensation programs, to manage these programs, and to effectively communicate the goals of these programs to our employees and stockholders.

Our Total Compensation Philosophy is to offer our employees compensation and benefits that are competitive and that meet our goals of attracting, retaining and motivating highly skilled employees so that we can achieve our financial and strategic objectives.

Utilizing this philosophy, our compensation programs are designed to:

•	be “market-based” and reflect the competitive environment for personnel;

•	stress our “pay for performance” approach to managing pay levels;

•	share risks and rewards with employees at all levels;

•	be affordable, within the context of our operating expense model;

•	align the interests of our employees with those of our stockholders;

•	reflect our values; and

•	be fairly and equitably administered.

In addition, as we administer our compensation programs, we plan to:

•	evolve and modify our programs to reflect the competitive environment and our changing business needs;

•	focus on simplicity, flexibility and choice wherever possible;

•	openly communicate the details of our programs with our employees and managers to ensure that our programs and their goals are understood;

•	provide our managers and employees with the tools they need to administer our compensation programs; and

•	consistently apply our Total Compensation Philosophy to all our locations, although our specific programs may vary from country to country.

Elements of Our Compensation Program

As a total rewards package, we design our compensation program to enable us to attract and retain talented personnel. The individual elements of our compensation program serve to satisfy this larger goal in specific ways as described below.

We design base pay to provide the essential reward for an employee’s work, and is required to be competitive in attracting talent. Once base pay levels are initially determined, increases in base pay are provided to recognize an employee’s specific performance achievements. Consistent with our Total Compensation Philosophy, we implement a “pay for performance” approach that provides higher levels of compensation to individual employees whose results merit greater rewards. Our managers typically make performance assessments throughout the year, and provide ongoing feedback to employees, provide resources and maximize individual and team performance levels.

We design equity-based compensation, including stock options, to ensure that we have the ability to retain talent over a longer period of time, and to provide optionees with a form of reward that aligns their interests with those of our stockholders. Employees whose skills and results we deem to be critical to our long-term success are eligible to receive higher levels of equity-based compensation.

We also utilize various forms of variable compensation, including cash bonuses, commissions, and an incentive plan that allow us to remain competitive with other companies while providing upside potential to those employees who achieve outstanding results.

Core benefits, such as our basic health benefits, 401(k) program and life insurance, are designed to provide a stable array of support to employees and their families throughout various stages of their careers, and are provided to all employees regardless of their individual performance levels.

The four key elements of our Total Compensation package are:

•	base pay;

•	variable pay;

•	equity-based pay; and

•	benefits.

Consistent with our Total Compensation Philosophy, we have structured each element of our rewards package as follows:

Base Pay

We create a set of base pay structures that are both affordable and competitive in relation to the market. We continuously monitor base pay levels within the market and make adjustments to our structures as needed. In general, an employee’s base pay level should reflect the employee’s overall sustained performance level and contribution to BigBand over time. We seek to structure the base pay for our top performers to be aggressive in relation to the market.

Variable Pay

We design our variable pay programs to be both affordable and competitive in relation to the market. We monitor the market and adjust our variable pay programs as needed. Our variable pay programs, such as our sales commissions program and bonus program, are designed to motivate employees to achieve overall goals. Our programs are designed to avoid entitlements, to align actual payouts with the actual results achieved and to be easy to understand and administer.

Equity-Based Rewards

We design our equity programs to be both affordable and competitive in relation to the market. We monitor the market and applicable accounting, corporate, securities and tax laws and regulations and adjust our equity programs as needed. Stock options and other forms of equity compensation are designed to reflect and reward a high level of sustained individual performance over time. We design our equity programs to align employees’ interests with those of our stockholders.

Benefits Programs

We design our benefits programs to be both affordable and competitive in relation to the market while conforming with local laws and practices. We monitor the market, local laws and practices and adjust our benefits programs as needed. We design our benefits programs to provide an element of core benefits, and to the extent possible, offer options for additional benefits, be tax-effective for employees in each country and balance costs and cost sharing between us and our employees.

Determining the Amount of Each Element of Compensation

Overview.    The amount of each element of our compensation program is determined at a high level by analyzing the type and level of similar programs offered by the companies with which we compete for talent. This analysis is performed by participating in salary surveys administered by third parties, and reviewing the data from these surveys. The compensation committee of the board of directors authorizes the actual levels of pay for our officers and executives, after review and analysis of this third party survey data, typically with the assistance of outside compensation experts. We hire compensation experts for their subject matter expertise and independence from the Company’s management. We currently use a compensation expert, J. Richard & Co., for director compensation matters and Compensia for executive management cash and equity compensation matters.

Base Pay.    Once an initial compensation framework is developed from the results of third party surveys, our managers assess the ongoing performance levels of the employees they supervise, and make recommendations regarding changes in compensation levels. These recommendations are collected as part of our annual performance review process, although we do occasionally increase base pay at the time of an employee’s promotion to a position of greater responsibility. In establishing our compensation framework for base pay, we intend to target above-average levels based on the surveyed market to establish the midpoint of our salary ranges and establish a minimum and maximum pay level around the midpoint.

Variable Pay.    Similarly, we determine the targeted level of variable compensation by participating in salary surveys administered by third parties. After developing a competitive framework, we determine the employee’s actual level of variable compensation by assessing the employee’s actual results, and rewarding the employee in accordance with the terms of the variable pay program. In developing the competitive framework, we seek to set “total cash compensation” (base salary plus variable pay) above the average of the surveyed market to meet our goal of ensuring that our cash compensation levels are very competitive, and enable us to attract and retain key talent in the future.

Beginning in 2007, we have two primary variable compensation programs: a newly-established Incentive Compensation Plan, or ICP, and our 2007 Sales Compensation Plan. Employees participate in either the ICP or the Sales Compensation Plan, but not both.

We base the ICP funding on our achievement of pre-determined revenue and operating contribution targets. Under the ICP, target bonuses are expressed as a percentage of the employee’s base salary. The ICP will be semi-annual, providing two bonus opportunities for participants each fiscal year. The annual bonus number is halved, establishing a semi-annual target bonus amount. Participants are required to submit three to five “stretch” achievement goals at the beginning of each measurement period, with such goals to be approved by the participant’s supervisor. The participant is then compensated under the ICP based on their achievement of the stretch goals. Final payouts at the end of each fiscal half year will be determined by multiplying the semi-annual bonus target by the financial performance (funding) percent as well as the individual performance rating percent.

The 2007 Sales Compensation Plan is a sales commission program and provides a payout to eligible sales employees based on their achievement of sales objectives, or quotas. Employees receive a standard commission for sales up to 100% of quota and accelerated commissions based on over-achievement. Quota is retired, or commissions are “earned,” at the time of booking, and commissions are paid at the time products are shipped to the customer.

Equity-Based Pay. With respect to the level of equity-based compensation, we also participate in surveys administered by third parties. After analyzing this data, our management recommends a rewards framework to our board of directors. Once we establish a framework, we assess, typically on an annual basis, the status of our equity-based compensation across our workforce, and collect recommendations from team managers based on their assessment of the employee’s performance, and the criticality of the employee’s skills to our retention goals, within the limits of available shares. Our executive management compiles and reviews recommendations by our managers and then presents them to our compensation committee for approval. In general, we have taken an “at market” competitive stance based on the surveyed market to establish our grant guidelines for new hires as well as “refresh” grants to existing employees.

Allocation of Equity Compensation Awards

In 2006, we granted a total of 6,283,264 option shares, of which a total of 1,241,250 option shares were granted to our executives, representing 19.8% of all option shares granted in 2006. Options granted to executives and other employees vest over a period of four years. Our board of directors does not apply a rigid formula in allocating stock options to executives as a group or to any particular executive. Instead, our board of directors exercises its judgment and discretion and considers, among other things, the role and responsibility of the executive, competitive factors, the amount of stock-based equity compensation already held by the executive, the non-equity compensation received by the executive and the total number of options to be granted to all participants during the year. The number of stock options granted to each executive is set forth in the “Grants of Plan-Based Awards Table.” The value of such grants, as determined in accordance with SFAS 123R for each individual named executive officer is set forth in the column “Stock Awards” in the “Summary Compensation Table.”

Timing of Equity Awards

Our board of directors generally grants stock options to executives and current employees once per year. Such grants are typically made at a meeting of the board of directors held in the fourth quarter of the year. With respect to newly hired employees, our practice is typically to make stock grants at the first meeting of the compensation committee following such employee’s hire date. We do not have any program, plan or practice to time stock options grants in coordination with the release of material non-public information. We do not time, nor do we plan to time, the release of material non-public information for the purposes of affecting the value of executive compensation. Our board of directors determines the exercise price of stock options based on third-party valuation reports as of a date concurrent with the option grant date.

Executive Equity Ownership

We encourage our executives to hold a significant equity interest in BigBand. However, we do not have specific share retention and ownership guidelines for our executives. We have a policy that, once we become a publicly traded company following this offering, we will not permit our executives to sell short our stock, will prohibit our executives from holding our stock in a margin account, and will discourage the purchase and sale of exchange-traded options on our stock by our executives.

Type of Equity Awards

Prior to this offering, the long-term equity incentive component of our compensation program consisted solely of stock options. Following this offering, we may begin utilizing restricted stock and/or restricted stock units as additional forms of equity compensation incentives. Under our 2007 Equity Incentive Plan, we are permitted to issue stock options, restricted stock units, restricted stock, stock appreciation rights, performance units and performance shares.

Concurrently with this offering, we intend to establish our Employee Stock Purchase Plan, or ESPP. All of our employees, including executives, are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. Our ESPP is intended to qualify under Section 423 of the Internal Revenue Code, and provides for consecutive, non-overlapping six-month offering periods. The first offering period will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after November 15, 2007. Our ESPP permits participants to purchase common stock through payroll deductions. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offering period. The purchase price is 85% of the fair market value of our common stock at the exercise date.

Performance-Based Compensation and Financial Restatement

We have not considered or implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to our executives and other employees where such payments were predicated upon the achievement of certain financial results that were subsequently the subject of a financial restatement.

Severance and Change in Control Arrangements

Several of our executives have employment and other agreements which provide for severance payment arrangements and/or acceleration of stock option vesting that would be triggered by an acquisition or other change in control of BigBand. See “—Employment Agreements” above for a description of the severance and change in control arrangements for our named executive officers.

Each of our equity incentive plans provides for a potential acceleration of outstanding awards in the event that we undergo a change in control, as defined in such plans. See “—Employee Benefit Plans” below for a description of the change in control provisions contained in our equity incentive plans.

Effect of Accounting and Tax Treatment on Compensation Decisions

In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our executives. In this regard, in 2007, following the completion of this offering, we may begin utilizing restricted stock and/or restricted stock units as additional forms of equity compensation incentives in response to changes in the accounting treatment of equity awards under SFAS 123R. While we consider the applicable accounting and tax treatment, these factors alone are not dispositive, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.

Section 162(m) of the Internal Revenue Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to our chief executive officer and each of our next four most highly compensated executive officers, unless certain specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. We believe that grants of equity awards under our existing stock plans qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting us to receive a federal income tax deduction in connection with such awards. In general, we have determined that we will not seek to limit executive compensation so that it is deductible under Section 162(m). However, from time to time, we monitor whether it might be in our interests to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and therefore our compensation committee has not adopted a policy requiring all compensation to be deductible. Our compensation committee will continue to assess the impact of Section 162(m) on our compensation practices and determine what further action, if any, is appropriate.

Role of Executives in Executive Compensation Decisions

Our board of directors and our compensation committee generally seek input from our President and Chief Executive Officer, Amir Bassan-Eskenazi, when discussing the performance of, and compensation levels for executives other than himself. The compensation committee also works with Mr. Bassan-Eskenazi and with our chief financial officer and vice president of human resources in evaluating the financial, accounting, tax and retention implications of our various compensation programs. Neither Mr. Bassan-Eskenazi nor any of our other executives participates in deliberations relating to his or her own compensation.

Summary Compensation Table

The following table provides information regarding the compensation of our chief executive officer, chief financial officer and each of our other three most highly compensated executive officers during 2006. We refer to these executive officers as our named executive officers.

Name and Principal Position	Salary	Bonus	Option Awards(1)	All Other Compensation		Total
Amir Bassan-Eskenazi, President and Chief Executive Officer	$265,152	$60,125	$10,981	—		$336,258
Frederick Ball, Senior Vice President and Chief Financial Officer	218,167	39,833	7,912	—		265,912
Ran Oz, Chief Technology Officer and Executive Vice President	178,125	32,062	4,013	$22,531	(2)	236,731
Robert Horton, Vice President and General Counsel	182,500	24,344	27,485	—		234,329
John Connelly, Executive Vice President of Marketing & Business Development	200,000	32,655	—	—		232,655

(1)	Amounts represent stock-based compensation expense for fiscal year 2006 for stock options granted in 2006 under SFAS 123R as discussed in Note 10, Stockholders’ Equity (Deficit) subheading “Stock-Based Compensation,” of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.
(2)	Consists of payment for car leasing expenses in the amount of $5,921, taxes related to a car expense benefit in the amount of $6,161 and other benefits in the amount of $10,449.

Grants of Plan-Based Awards in 2006

The following table lists grants of plan-based awards made to our named executive officers in 2006 and related fair value compensation for 2006.

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards($/Sh)	Grant Date Fair Value of Stock and Option Awards(1)
Name		Threshold	Target	Maximum
Amir Bassan-Eskenazi	11/2/06	$50,750	$72,500	$94,250	375,000	$5.28	$1,540,200
Frederick Ball	11/1/06	39,375	56,250	73,125	116,250	5.28	477,462
Ran Oz	11/2/06	37,274	53,248	69,222	187,500	5.28	770,100
	11/8/06	—	—	—	62,500	5.28	256,700
Robert Horton	4/10/06	26,600	38,000	49,400	75,000	2.20	147,150
John Connelly	—	35,000	50,000	65,000	—	—	—

(1)	Amounts represent total fair value of stock options granted in 2006 under SFAS 123R as discussed in Note 10, Stockholders’ Equity (Deficit) subheading “Stock-Based Compensation,” of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Outstanding Equity Awards at 2006 Fiscal Year-End

The following table lists all outstanding equity awards held by our named executive officers as of December 31, 2006.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date		Number of Shares of Stock That Have Not Vested	Market Value of Shares of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market Value of Unearned Shares or Other Rights That Have Not Vested
Amir Bassan-Eskenazi	738,174	—	—	$0.60	12/31/2012	(1)	—	—	—	$—
	103,500	—	—	0.60	4/30/2013	(2)	—	—	—	—
	544,750	143,356	—	1.00	9/28/2014	(6)	—	—	—	—
	—	375,000	—	5.28	11/2/2016	(3)	—	—	—	—
Frederick Ball	306,250	218,750	—	1.00	9/28/2014	(4)	—	—	—	—
	969	115,281	—	5.28	11/1/2016	(5)	—	—	—	—
Ran Oz	544,750	143,356	—	0.76	9/28/2014	(6)	—	—	—	—
	—	187,500	—	5.28	11/2/2016	(3)	—	—	—	—
	—	62,500	—	5.28	11/8/2016	(3)	—	—	—	—
Robert Horton	53,854	63,646	—	1.32	3/16/2015	(6)	—	—	—	—
	12,500	62,500	—	2.20	4/10/2016	(2)	—	—	—	—
John Connelly	257,291	67,709	—	0.76	12/24/2013	(6)	—	—	—	—

(1)	The shares underlying this option vest over two years at a rate of 1/24 per month following the vesting commencement date.
(2)	The shares underlying this option vest over four years at a rate of 1/48 per month following the vesting commencement date.
(3)	The shares underlying this option vest over three years at a rate of 1/36 per month following the vesting commencement date.
(4)	The shares underlying this option vest as to 12.5% of the shares on the six-month anniversary date following the vesting commencement date, with the remainder of the shares vesting in ratable installments monthly thereafter.
(5)	The shares underlying this option vest over four years at a rate of 0.8333% of the shares on a monthly basis for the first two years following the vesting commencement date, with an additional 3.33% of the shares vesting on a monthly basis following the second anniversary of the vesting commencement date.
(6)	The shares underlying this option vest as to 25% of the shares on the one year anniversary of the vesting commencement date and 1/48 per month thereafter.

Option Exercises and Stock Vested in 2006

None of our named executive officers exercised stock options or had any restricted stock vest during 2006.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Employment Agreements and Change in Control Arrangements

Amir Bassan-Eskenazi.    We have entered into an employment agreement, dated January 1, 2000, with Mr. Bassan-Eskenazi, our President and Chief Executive Officer. Mr. Bassan-Eskenazi’s current annual salary is $290,000. Pursuant to his employment agreement, Mr. Bassan-Eskenazi may receive a bonus of up to 30% of his base salary. The level of Mr. Bassan-Eskenazi’s bonus is determined at our discretion and is based on Mr. Bassan-Eskenazi’s performance and our performance, among other factors. Mr. Bassan-Eskenazi’s employment agreement provides that, if Mr. Bassan-Eskenazi’s employment is terminated without cause and not due to death or disability, Mr. Bassan-Eskenazi would be entitled to a severance payment in an amount equal to twelve months of his then-current base salary and our company’s contribution to his health insurance premiums. This payment is conditioned on Mr. Bassan-Eskenazi’s execution of a comprehensive release of claims. Pursuant to Mr. Bassan-Eskenazi’s agreement, termination within one year following a sale of all or substantially all of our assets, technology or stock, a merger, consolidation or any other change in share ownership resulting in a change of control of BigBand is deemed to be termination without cause if one of the following has occurred (i) a reduction in salary or a material reduction in the level of benefits in effect immediately prior to the change in control, (ii) a diminution in the nature or scope of authority, duties or responsibility in effect immediately prior to the change in control or (iii) a required change in location of more than 50 miles of the principal office to which Mr. Bassan-Eskenazi would report. Pursuant to his employment agreement, Mr. Bassan-Eskenazi may terminate the agreement at any time with at least six months’ written notice. Mr. Bassan-Eskenazi’s employment agreement further provides that upon the termination of Mr. Bassan-Eskenazi’s employment with us, we will reimburse Mr. Bassan-Eskenazi for moving and relocation expenses to Israel for Mr. Bassan-Eskenazi and his family. If such relocation reimbursements are considered compensation includible in gross income, we have agreed under Mr. Bassan-Eskenazi’s employment agreement to make a gross up payment in order to put him in the same financial position after the payment of taxes with respect to such includible amounts as he would have been if none of the reimbursement amounts had been includible in gross income.

We also entered into stock option agreements with Mr. Bassan-Eskenazi, pursuant to which, Mr. Bassan-Eskenazi may be eligible for vesting acceleration of the stock options in certain events as follows:

•

in the event of a sale of all or substantially all of our assets, technology or stock, a merger, consolidation or any other change in share ownership resulting in a change of control of our company, 50% of the shares subject to the options that at such time remain unvested would accelerate and immediately become vested and exercisable;

•

in the event that Mr. Bassan-Eskenazi is terminated, without cause, within one year following any change in control as described in the preceding paragraph, all remaining unvested shares subject to the options would accelerate and become immediately vested and exercisable;

•

a termination that would trigger this option vesting acceleration event includes each of the following occurring within one year after a change in control as described above: a material reduction in salary or level of benefits in effect immediately prior to the change in control, a material diminution in the nature or scope of authority, duties or responsibility in effect immediately prior to a change in control or a required change in location of more than 50 miles of the principal office to which Mr. Bassan-Eskenazi would report.

•	in the event that Mr. Bassan-Eskenazi is terminated at any time without cause, any remaining unvested shares subject to the options would accelerate and become vested and exercisable;

•

in the event that Mr. Bassan-Eskenazi dies while employed by our company or ceases to be employed by our company by reason of his disability, the options granted to Mr. Bassan-Eskenazi that would have vested in the 180-day period following the date of death or disability, as applicable, would accelerate and become vested and exercisable immediately upon his death or disability, as applicable; and

•

in the event that Mr. Bassan-Eskenazi voluntarily terminates his employment with our company, other than in connection with an event pursuant to which we would have the right to terminate Mr. Bassan-Eskenazi for cause, the options granted to Mr. Bassan-Eskenazi that would have vested in the 180-day period following the date of termination would accelerate and become vested and exercisable immediately upon termination.

The term “cause” is defined in the option agreements to mean a refusal to render services to us pursuant to any employment agreement to which Mr. Bassan-Eskenazi has entered with us; a repeated refusal to follow our company rules or policies; the commission of any act of disloyalty, gross negligence, dishonesty or breach of fiduciary duty toward our company or our customers; a material breach of any employment agreement, non-disclosure or non-competition agreement that he has entered with us; a commission of a felony or an act of fraud or embezzlement or the misappropriation of money or other assets of the company; or unfairly competing with the company.

Under the terms of the employment agreement and option agreements described above, assuming a change of control of our company or a termination, resignation, death or disability of Mr. Bassan-Eskenazi, occurred on December 31, 2006, if we terminate Mr. Bassan-Eskenazi’s employment without cause and not due to death or disability, we would potentially pay Mr. Bassan-Eskenazi a severance payment in an amount of $290,000 and an estimated amount of $10,639 for our contribution to his health insurance premiums. Mr. Bassan-Eskenazi would also potentially gain the following amounts due to stock option vesting acceleration, assuming that the price per share of our common stock as of December 31, 2006 is $11.00, which is the mid-point of the range indicated on the cover of this prospectus. In the event of a change of control. Mr. Bassan-Eskenazi would potentially gain an amount of $1,789,280 from the vesting acceleration of 50% of his shares subject to options. If we terminate Mr. Bassan-Eskenazi’s employment at any time without cause, he would potentially gain an amount of $3,578,560 from the vesting acceleration of the remainder of his shares subject to options. In the event of Mr. Bassan-Eskenazi’s death, termination of his employment due to disability or his resignation, Mr. Bassan-Eskenazi or his estate would potentially gain an amount of $860,130 from the vesting acceleration of certain of his shares subject to options.

Frederick Ball.    We have entered into an offer letter agreement dated August 5, 2004, as amended, with Mr. Ball, our Senior Vice President and Chief Financial Officer. Mr. Ball’s current annual salary is $225,000. Mr. Ball’s offer letter provides that if we terminate Mr. Ball without cause, he will receive a severance payment equal to six months of his then-current annual salary. The offer letter agreement defines “cause” to mean a serious violation of any company policy or engaging in criminal conduct. In addition, the offer letter provides that if Mr. Ball is terminated or constructively terminated within six months following a change of control, the greater of the equivalent of twelve months accelerated vesting or 50% of the remaining unvested shares subject to Mr. Ball’s outstanding stock options, would become immediately vested and exercisable. If any payments or benefits to Mr. Ball would be subject to an excise tax under Section 4999 or Section 280G of the Internal Revenue Code or any similar successor provision, we are required to make gross-up payments to Mr. Ball to compensate him for any tax losses pursuant to the letter agreement.

In the related option agreements we entered into with Mr. Ball, a “change in control” is defined to mean a sale of all or substantially all of our assets, technology or stock, a merger, consolidation or any other change in share ownership resulting in a change of control of our company. A termination that would trigger the option vesting acceleration event includes constructive termination by the new controlling party and Mr. Ball not holding a comparable position within six months of the change of control. The related option agreements further define a “termination event” to mean an involuntary termination without cause within six months of a change in control, or each of the following occurring within six months after a change in control: a material reduction in salary or level of benefits in effect immediately prior to the change in control or a material diminution in the nature or scope of authority, duties or responsibility in effect immediately prior to the change in control.

Under the terms of the employment agreement and option agreements described above, assuming a change of control of our company or a termination of Mr. Ball’s employment occurred on December 31, 2006 and assuming that the price per share of our common stock as of December 31, 2006 is $11.00, which is the mid-point of the range indicated on the cover of this prospectus, if we terminate Mr. Ball’s employment without cause, we would potentially pay Mr. Ball a severance payment in an amount of $112,500 and an additional estimated amount of $5,098 for continued benefit plans payments. If Mr. Ball’s employment is terminated in connection with a change of control, he would potentially gain an amount of $1,642,204 from the vesting acceleration of certain of his shares subject to options. If any payments or benefits to Mr. Ball would be subject to an excise tax under Section 4999 or Section 280G of the Internal Revenue Code, we estimate that we may pay Mr. Ball an additional amount of $66,825.

Robert Horton.    We have entered into an offer letter agreement dated January 4, 2004, with Mr. Horton, our Vice President and General Counsel. Mr. Horton’s current annual salary is $190,000. The offer letter provides that if we terminate Mr. Horton without cause, he will receive a severance payment equal to six months of his then-current annual salary, and we will continue to provide Mr. Horton with any benefit plan offered to other executives for a period of six months following the date of Mr. Horton’s termination. The offer letter agreement defines “cause” to mean a serious violation of any company policy or engaging in criminal conduct. In addition, the offer letter provides that if Mr. Horton is terminated, constructively terminated or does not hold a comparable position within six months following a change of control, the greater of the equivalent of twelve months accelerated vesting or 50% of the remaining unvested shares subject to Mr. Horton’s outstanding stock options would become immediately vested and exercisable.

In the related option agreements we entered into with Mr. Horton, a “change in control” is defined to mean a sale of all or substantially all of our assets, technology or stock, a merger, consolidation or any other change in share ownership resulting in a change of control of our company. A termination that would trigger the option vesting acceleration event includes constructive termination by the new controlling party and Mr. Horton not holding a comparable position within six months following the change of control. The related option agreements further define a “termination event” to mean an involuntary termination without cause within six months of a change in control, or any of the following occurring within six months after a change in control: a material reduction in salary or level of benefits in effect immediately prior to the change in control, or a material diminution in the nature or scope of authority, duties or responsibility in effect immediately prior to the change in control.

Under the terms of the employment agreement and option agreements described above, assuming a change of control of our company or a termination of Mr. Horton’s employment occurred on December 31, 2006 and assuming that the price per share of our common stock as of December 31, 2006 is $11.00, which is the mid-point of the range indicated on the cover of this prospectus, if we terminate Mr. Horton’s employment without cause, we would potentially pay Mr. Horton a severance payment in an amount of $95,000 and an additional estimated amount of $2,629 for continued benefit plans payments. If Mr. Horton’s employment is terminated in connection with a change of control, Mr. Horton will potentially gain an amount of $583,047 from the vesting acceleration of certain of his shares subject to options.

Ran Oz.    Our wholly-owned Israeli subsidiary, BigBand Networks, Ltd., entered into an employment agreement dated January 2, 2000 with Mr. Oz, our Executive Vice President and Chief Technology Officer. Mr. Oz’s current annual base salary is $200,000. Mr. Oz’s employment agreement provides for a bonus of up to 30% of his salary for the relevant period, the level of which is determined by the achievement of certain tasks, as agreed by Mr. Oz and our company. In addition, the agreement provides for payment for a car for Mr. Oz and for social benefits, including contributions to a pension or insurance fund in an amount equal to 13.3% of Mr. Oz’s base salary, contributions to a professional advancement fund in an amount equal to 7.5% of Mr. Oz’s base salary, subject to Mr. Oz’s self-participation in the fund, and a disability insurance premium equal to 2.5% of Mr. Oz’s base salary.

The agreement further provides that, if the employment of Mr. Oz is terminated without good cause and not due to death or disability, Mr. Oz would be entitled to a 12-month prior notice or the payment of an amount equal to twelve months of his then-current salary and benefits. Pursuant to this agreement, termination within one year following a sale of all or substantially all of our assets, technology or stock, a merger, consolidation or any other change in share ownership resulting in a change of control of our company is deemed to be a termination without good cause. A reduction in salary or a material reduction in the level of benefits in effect immediately prior to the change in control, a diminution in the nature or scope of authority, duties or responsibility in effect immediately prior to the change in control or a required change in location of more than 50 miles of the principal office to which Mr. Oz would report, each within one year following a change in control, are deemed “termination” in the agreement. In addition, any material adverse change by the company to Mr. Oz’s scope of responsibility, position or job description may be deemed, at Mr. Oz’s option, as a termination without cause. The agreement also provides that Mr. Oz is entitled to terminate his employment with our company following a six-month prior notice and receive an amount equal to six months of his then-current salary and benefits, regardless of whether our company continues his employment following such notice.

We also entered into an option agreement with Mr. Oz, pursuant to which Mr. Oz may be eligible for vesting acceleration of his stock options in certain events as follows:

•

in the event of a sale of all or substantially all of our assets, technology or stock, a merger, consolidation or any other change in share ownership resulting in a change of control of our company, 50% of the shares subject to the options that at such time remain unvested would accelerate and immediately become vested and exercisable;

•

in the event that Mr. Oz is terminated, without cause, within one year following any change in control as described in the preceding paragraph, all remaining unvested shares subject to his option would accelerate and become immediately vested and exercisable;

•

a termination that would trigger this option vesting acceleration event includes each of the following occurring within one year after a change in control as described above: a material reduction in salary or level of benefits in effect immediately prior to the change in control, a material diminution in the nature or scope of authority, duties or responsibility in effect immediately prior to a change in control or a required change in location of more than 50 miles of the principal office to which Mr. Oz would report.

•	in the event that Mr. Oz is terminated at any time without cause, any remaining unvested shares subject to the options would accelerate and become vested and exercisable;

•

in the event that Mr. Oz dies while employed by our company or ceases to be employed by our company by reason of his disability, the options granted to Mr. Oz that would have vested in the 180-day period following the date of death or disability, as applicable, would accelerate and become vested and exercisable immediately upon his death or disability, as applicable; and

•

in the event that Mr. Oz voluntarily terminates his employment with our company, other than in connection with an event pursuant to which we would have the right to terminate Mr. Oz for cause, the options granted to Mr. Oz that would have vested in the 180-day period following the date of termination would accelerate and become vested and exercisable immediately upon termination.

The term “cause” is defined in Mr. Oz’s the option agreement to mean a refusal to render services to us pursuant to any employment agreement to which Mr. Oz has entered with us; a repeated refusal to follow our company rules or policies; the commission of any act of disloyalty, gross negligence, dishonesty or breach of fiduciary duty towards our company or our customers; a material breach of any employment agreement, non-disclosure or non-competition agreement that he has entered with us; a commission of a felony or an act of fraud or embezzlement or the misappropriation of money or other assets of our company; or unfairly competing with our company.

Under the terms of the employment agreement and option agreement described above, assuming a change of control of our company or a termination, resignation, death or disability of Mr. Oz occurred on December 31, 2006, if we terminate Mr. Oz’s employment without cause and not due to death or disability, we would potentially pay Mr. Oz a severance payment in an amount of $245,254. If Mr. Oz resigns, he may receive a payment of up to $122,627, equal to six months of his then-current salary and benefits. Mr. Oz would also potentially gain the following amounts due to stock options vesting accelerations, assuming that the price per share of our common stock as of December 31, 2006 is $11.00, which is the mid-point of the range set forth on the cover of this prospectus, in the event of a change of control, Mr. Oz will potentially gain an amount of

$1,448,983 from the vesting acceleration of 50% of his shares subject to options. If we terminate Mr. Oz’s employment within six months following a change of control, Mr. Oz will potentially gain an amount of $1,448,983 from the vesting acceleration of the remainder of his shares subject to options. If we terminate Mr. Oz’s employment at any time without cause, he will potentially gain an amount of $2,897,965 from the vesting acceleration of the remainder of his shares subject to options. In the event of Mr. Oz’s death, termination of his employment due to disability or his resignation, Mr. Oz or his estate would potentially gain an amount of $880,773 from the vesting acceleration of certain of his shares subject to options.

John Connelly.    We entered into an offer letter agreement dated October 11, 2003 with Mr. Connelly, our Executive Vice President of Marketing and Business Development. Mr. Connelly’s current annual salary is $200,000. The offer letter provides that if we terminate Mr. Connelly without cause, he will receive a severance payment equal to three months of his then-current salary, provided that he signs a comprehensive release of claims.

The offer letter agreement refers to an option plan for the definition of cause. In the 2003 Plan, under which Mr. Connelly was granted options, “cause” is defined to mean disloyalty, dishonesty, fraud or any termination for reasons of negligence in the discharge of duties, breach of fiduciary duty, willful cause of damage or loss to our company or any of its affiliate in any fashion or similar cause, or any other breach of an employment or other agreement with our company which results in direct or indirect loss, damages or injury to our company or any affiliate, or the unauthorized disclosure of any trade secrets or confidential information of our company or any of its affiliates.

Under the terms of the employment agreement described above, we would potentially make a severance payment to Mr. Connelly in an amount of $50,000, in the event of our termination of Mr. Connelly’s employment without cause.

Jeffrey Lindholm.    We entered into an offer letter agreement dated October 30, 2006, with Mr. Lindholm, our Senior Vice President of Worldwide Field Operations, which provides for an annual base salary of $250,000, with an annual additional variable compensation of up to $150,000. The level of Mr. Lindholm’s additional variable compensation is determined based on a combination of sales compensation in accordance with our sales compensation plan and participation in our performance bonus program on the same basis as other members of our senior management. In addition, the offer letter provides for a sign-up bonus in an aggregate amount of $50,000, paid in equal installments on January 1, 2007, March 1, 2007 and May 1, 2007 if Mr. Lindholm remains actively employed on each of these dates. The offer letter provides that if Mr. Lindholm is terminated or constructively terminated, without his misconduct, within six months following a change in control, the greater of the equivalent of twelve months accelerated vesting or 50% of the remaining unvested shares subject to Mr. Lindholm’s outstanding stock options would become immediately vested and exercisable. In addition, upon the above-described termination and subject to execution of a general release, Mr. Lindholm will receive a severance payment equal to six months of his then-current base salary.

The offer letter agreement refers to the option agreement, to be entered into, for the definition of a change in control. In the offer letter agreement, “misconduct” is defined to mean the commission of any act of fraud, embezzlement or dishonesty, any unauthorized use or disclosure of confidential information of our company or its subsidiaries or any other intentional misconduct adversely affecting the business or affairs of our company or its subsidiaries in a material manner. A “constructive termination” is defined in the offer letter agreement to mean a required change in location of more than 50 miles of the principal office to which Mr. Lindholm would report, a failure to pay, or a material reduction of, salary or level of benefits unless reductions comparable in amount and duration are concurrently made for all other employees at a comparable level, a significant reduction of duties, position or responsibilities unless the reduction is solely by virtue of the company being acquired and made part of a larger entity or our determination that Mr. Lindholm’s services are no longer needed, all to which Mr. Lindholm has not expressly consented in writing.

Employee Benefit Plans

2007 Equity Incentive Plan

Our board of directors has adopted, and we expect our stockholders to approve prior to the completion of this offering, our 2007 Equity Incentive Plan, or 2007 Plan. Our 2007 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

We have reserved a total of 6,000,000 shares of our common stock for issuance under the 2007 Plan, plus (a) any shares which have been reserved but not issued under our 1999 Plan, 2001 Plan and 2003 Plan as of this offering and (b) any shares subject to stock options or similar awards granted under our 1999 Plan, 2001 Plan and 2003 Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under such plans that are forfeited to or repurchased by us. In addition, our 2007 Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to the lesser of:

•	5.0% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year;

•	6,000,000 shares; or

•	such other amount as our board of directors may determine.

In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a lower exercise price or outstanding awards may be transferred to a third party.

The exercise price of options granted under our 2007 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise the vested portion of his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2007 Plan, which allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted stock may be granted under our 2007 Plan, which are awards of our shares of common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any participant. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units may be granted under our 2007 Plan, which are awards that are paid out in installments or on a deferred basis. The administrator determines the terms and conditions of restricted stock units including the vesting criteria and the form and timing of payment.

Performance units and performance shares may be granted under our 2007 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Unless the administrator provides otherwise, our 2007 Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2007 Plan provides that in the event of our change in control, as defined in the 2007 Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met. The option or stock appreciation right will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met.

Our 2007 Plan will automatically terminate in 2017, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2007 Plan, provided such action does not impair the rights of any participant.

2003 Share Option and Incentive Plan

Our board of directors adopted our 2003 Share Option and Incentive Plan in September 2003, and our stockholders approved it in August 2004. Our board of directors has determined not to grant any additional awards under the 2003 Plan after the completion of this offering. However, the 2003 Plan will continue to govern the terms and conditions of the outstanding awards granted under it. As of December 31, 2006, options to purchase a total of 13,581,469 shares of our common stock were issued and outstanding, and a total of 819,127 shares of our common stock had been issued upon the exercise of options and restricted stock awards granted under the 2003 Plan that had not been repurchased by us.

Our 2003 Plan provides for the grant of options and restricted stock awards to our service providers. Nonqualified options and restricted stock awards may be granted to our employees, directors and consultants, and incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, may be granted only to our employees. Our board of directors or a committee of our board of directors administers our 2003 Plan. The administrator has the authority to determine the terms and conditions of the awards granted under our 2003 Plan.

Our 2003 Plan provides that in the event of our acquisition, we or our successor will make provisions for the continuation of awards outstanding at such time or the assumption of such awards by our successor. In addition to or in lieu of the foregoing, with respect to options outstanding at the time of the acquisition, we can provide notice to participants that either they (i) must exercise their options within a period we specify in the notice and that the options will terminate upon the expiration of such period or (ii) will receive a cash payment equal to the difference between the fair market value of the shares subject to such options over the exercise price of such options and that the options will terminate upon consummation of the acquisition; provided, however, that before terminating any portion of an unvested and exercisable option (other than in exchange for a cash payment), we must first accelerate in full the exercisability of the option that is to be terminated.

2001 Share Option and Incentive Plan

Our board of directors adopted our 2001 Share Option and Incentive Plan in October 2001, and our stockholders approved it in November 2001. Our board of directors has determined not to grant any additional awards under the 2001 Plan after the completion of this offering. However, the 2001 Plan will continue to govern the terms and conditions of the outstanding awards granted under it. As of December 31, 2006, options to purchase a total of 1,700,619 shares of our common stock were issued and outstanding, and a total of 473,645 shares of our common stock had been issued upon the exercise of options and restricted stock awards granted under the 2001 Plan that had not been repurchased by us.

Our 2001 Plan provides for the grant of options and restricted stock awards to our service providers. Our 2001 Plan provides for the grant of stock options that qualify either as incentive stock options within the meaning of Section 422 of the Internal Revenue Code, or as options granted pursuant to the provisions of Sections 102 or 3(i) of the Israeli Tax Ordinance (New Version) of 1961, or the Israeli Tax Ordinance. Nonqualified options and restricted stock awards may be granted to our employees, directors and consultants, and incentive stock options and options granted pursuant to Section 102 of the Ordinance may be granted only to our employees. Our board of directors or a committee of our board of directors administers our 2001 Plan. The administrator has the authority to determine the terms and conditions of the awards granted under our 2001 Plan.

Our 2001 Plan provides that in the event of our acquisition, we or our successor will make provisions for the continuation of awards outstanding at such time or the assumption of such awards by our successor. In addition to or in lieu of the foregoing, with respect to options outstanding at the time of the acquisition, we can provide notice to participants that either they must exercise their options within the period we specify in the notice and that the options will terminate upon the expiration of such period, or will receive a cash payment equal to the difference between the fair market value of the shares subject to such options over the exercise price of such options and that the options will terminate upon consummation of the acquisition.

1999 Share Option and Incentive Plan

Our board of directors adopted our 1999 Share Option and Incentive Plan in November 1999, and our stockholders approved it in December 1999. Our board of directors has determined not to grant any additional awards under the 1999 Plan after the completion of this offering. However, the 1999 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 1999 Plan. As of December 31, 2006, options to purchase a total of 737,844 shares of our common stock were issued and outstanding, and a total of 567,189 shares of our common stock had been issued upon the exercise of options and restricted stock awards granted under the 1999 Plan that had not been repurchased by us.

Our 1999 Plan provides for the grant of options and restricted stock awards to our service providers. Our 1999 Plan provides for the grant of stock options that qualify either as incentive stock options within the meaning of Section 422 of the Internal Revenue Code, or as options granted pursuant to the provisions of Sections 102 or 3(i) of the Israeli Tax Ordinance. Nonqualified options and restricted stock awards may be granted to our employees, directors and consultants, and incentive stock options and options granted pursuant to Section 102 of the Ordinance may be granted only to our employees. Our board of directors or a committee of our board of directors administers our 1999 Plan. The administrator has the authority to determine the terms and conditions of the awards granted under our 1999 Plan.

Our 1999 Plan provides that in the event of our acquisition, we or our successor will make provisions for the continuation of awards outstanding at such time or the assumption of such awards by our successor. In addition to or in lieu of the foregoing, with respect to options outstanding at the time of the acquisition, we can provide notice to participants that either they must exercise their options within the period we specify in the notice and that the options will terminate upon the expiration of such period, or will receive a cash payment equal to the difference between the fair market value of the shares subject to such options over the exercise price of such options and that the options will terminate upon consummation of the acquisition.

Employee Stock Purchase Plan

Concurrently with this offering, we are establishing our ESPP. Our board of directors has adopted, and we expect our stockholders to approve, the ESPP prior to the completion of this offering.

A total of 1,000,000 shares of our common stock will be made available for sale under our ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the plan on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to the lesser of:

•	2.0% of the outstanding shares of our common stock on the first day of the fiscal year;

•	3,000,000 shares; or

•	such other amount as may be determined by our board of directors.

Our board of directors or its committee has full and exclusive authority to interpret the terms of the ESPP and determine eligibility.

All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock if:

•	such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•

such employee’s rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which such rights are outstanding.

Our ESPP is intended to qualify under Section 423 of the Internal Revenue Code, and provides for consecutive, non-overlapping six-month offering periods. The offering periods generally start on the first trading day on or after November 15 and May 15 of each year, except for the first such offering period which will commence on the tenth trading day after the effective date of the S-8 registration statement and will end on the first trading day on or after November 15, 2007.

Our ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes a participant’s straight time gross earnings, commissions, overtime and shift premium, exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 2,000 shares of common stock during a six-month offering period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offering period. The purchase price is 85% of the fair market value of our common stock at the first day of the offering period or the exercise date, whichever is lower. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set.

Our ESPP will automatically terminate in 2027, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2004, we were or will be a participant in the transactions described below in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of any class of our voting securities or any member of their immediate family had or will have a direct or indirect material interest.

Our board of directors approved all of the transactions set forth below. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. Our audit committee’s charter delegates to that committee the responsibility of approving in advance any proposed related party transactions, as defined in applicable rules by the SEC.

Sales of Preferred Stock

We have issued and sold an aggregate of 9,745,720 shares of preferred stock to investors in the following rounds of financing (excluding shares of preferred stock issued upon exercise of preferred stock warrants):

•	in May 2004 and June 2004, we sold an aggregate of 5,737,474 shares of Series E-1 preferred stock at a price of approximately $4.37 per share; and

•	in June 2004, we sold an aggregate of 4,008,246 shares of Series E-2 preferred stock in connection with the acquisition of the high-speed data BAS equipment division of ADC Telecommunications, Inc.

Upon completion of this offering, all of our outstanding shares of preferred stock will automatically convert into shares of common stock.

The following table summarizes the issuances of our preferred stock and Class B common stock since January 1, 2004 by our directors, executive officers, entities affiliated with such persons and holders of more than 5% of our outstanding common stock:

Name	Series E-1	Series E-2	Class B Common Stock	Class B Common Stock Subject to Warrant
Funds affiliated with Redpoint Ventures, L.P.	1,771,970	—	—	—
ADC Telecommunications, Inc.	—	4,008,246	3,618,873	400,825
Funds affiliated with Charles River Partners, L.P.	948,690	—	—	—
Funds affiliated with Meritech Capital	783,791	—	—	—
Funds affiliated with Evergreen Partners U.S. Direct Fund III, L.P.	538,474	—	—	—
Funds affiliated with Pilot House Ventures	537,878	—	—	—

Transactions with ADC Telecommunications

BAS Acquisition from ADC

In June 2004, we acquired the high-speed data BAS equipment division of ADC Telecommunications, Inc. As consideration for our acquisition of this business, we issued to ADC 4,008,246 shares of our Series E-2 preferred stock and 3,618,873 shares of our Class B common stock. In connection with our issuances of stock to ADC, ADC became a party to our investors’ rights agreement and stockholders agreement described below.

Loan from ADC; Warrant Issued to ADC

At the time of the BAS acquisition, ADC loaned us $7.0 million under a credit agreement. Amounts advanced under the revolving credit arrangement accrued interest at the prime rate plus 1.0%, which was 6.25% as of December 31, 2005. All outstanding amounts under this loan were subsequently repaid by us during the year ended December 31, 2006. In connection with the loan from ADC, in June 2004, we granted ADC a warrant to purchase an additional 400,825 shares of our Class B non-voting common stock at an exercise price of $4.37 per share.

Sublease with ADC

At the time of the BAS acquisition, we entered into a sublease agreement with ADC relating to our facility in Westborough, Massachusetts. Under this sublease, we have incurred rent expense that has been paid to ADC in the amount of $750,000 in the year ended December 31, 2004, $1.6 million in the year ended December 31, 2005, and $1.4 million in the year ended December 31, 2006. This sublease expires in March 2007.

Investors’ Rights Agreement

We have granted registration rights to holders of our preferred stock pursuant to an amended investors’ rights agreement, dated June 29, 2004. See “Description of Capital Stock—Registration Rights.”

Stockholders Agreement

We have entered into an amended stockholders agreement with certain of our stockholders, dated April 4, 2006. This agreement contains provisions concerning the composition of our board of directors. Pursuant to this agreement, Mr. Israely was selected initially as the representative of our Series A, A-1 and A-2 preferred stock. Mr. Yang, as designated by Redpoint Ventures, was selected initially as the representative of our Series B preferred stock. Bruce Sachs, as designated by Charles River Ventures, was selected initially as the representative of our Series C preferred stock and Mr. Bassan-Eskenazi and Mr. Oz were selected initially as the representatives of our common stock. In addition, pursuant to the amended stockholders agreement, the designated directors mentioned above will designate four additional independent directors for our board of directors. The agreement also provides board observation rights to Time Warner, Inc., Pilot House Venture Group and Evergreen Partners. This stockholders agreement will automatically terminate upon the completion of this offering.

Consulting Agreement with Director

We were party to a consulting agreement with Dean Gilbert, one of our directors, dated January 1, 2002. Pursuant to this consulting agreement, we were to pay Mr. Gilbert $7,500 per month. We paid Mr. Gilbert $87,323 in 2004, $113,969 in 2005 and $83,406 in 2006 under this agreement. The consulting agreement with Mr. Gilbert was terminated in December 2006.

Employment and Change of Control Agreements with Executive Officers

We have entered into certain employment and change of control arrangements with our executive officers as described under the caption “Management—Employment Agreements and Change in Control Arrangements.”

Indemnification Agreements

We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. For a description of these agreements, see “Management—Limitation on Liability and Indemnification Matters.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at February 16, 2007, as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering, for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	all selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 50,314,337 shares of common stock outstanding at February 16, 2007. For purposes of the table below, we have assumed that 7,500,000 shares of common stock will be sold by us in this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants and other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of February 16, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o BigBand Networks, Inc., 475 Broadway Street, Redwood City, California 94063.

	Shares Beneficially Owned Prior to this Offering		Number of Shares Being Offered(29)	Shares Beneficially Owned After this Offering(30)
Name of Beneficial Owner	Number	Percentage		Number	Percentage
5% Stockholders:
Funds affiliated with Redpoint Ventures, L.P.(1)	12,999,757	25.8%	—	12,999,757	22.5%
3000 Sand Hill Road, Bldg. 2, Suite 290 Menlo Park, CA 94025
Funds affiliated with Charles River Partners, L.P.(2)	10,983,170	21.8	—	10,983,170	19.0
1000 Winter Street, Suite 3300 Waltham, MA 02451
Funds affiliated with Meritech Capital(3)	4,915,556	9.8	—	4,915,506	8.5
245 Lytton Avenue, Suite 350 Palo Alto, CA 94301
Funds affiliated with Evergreen Partners U.S. Direct Fund III, L.P.(4)	4,169,320	8.3	734,231	3,435,089	5.9
96 Rothschild Blvd. Tel Aviv, Israel 65224
Funds affiliated with Pilot House Ventures(5)	3,920,117	7.8	690,347	3,229,770	5.6
Lewis Wharf Boston, MA 02110
Funds affiliated with Cedar Funds(6)	2,997,603	6.0	446,229	2,551,374	4.4
1050 Winter Street, Suite 2700 Waltham, MA 02451

	Shares Beneficially Owned Prior to this Offering		Number of Shares Being Offered(29)	Shares Beneficially Owned After this Offering(30)
Name of Beneficial Owner	Number	Percentage		Number	Percentage
Directors and Executive Officers:
Amir Bassan-Eskenazi(7)	2,673,508	5.2%	220,024	2,453,484	4.1%
Frederick Ball(8)	343,905	*	—	343,905	*
Ran Oz(9)	2,652,767	5.2	361,131	2,291,636	3.9
Robert Horton(10)	82,396	*	—	82,396	*
John Connelly(11)	277,605	*	—	277,605	*
Lloyd Carney(12)	13,437	*	—	13,437	*
Dean Gilbert(13)	219,645	*	11,007	208,638	*
Ken Goldman(14)	13,750	*	—	13,750	*
Gal Israely(15)	2,997,603	6.0	446,229	2,551,374	4.4
Bruce Sachs(16)	10,983,170	21.8	—	10,983,170	19.0
Robert Sachs(17)	15,937	*	—	15,937	*
Geoffrey Yang(18)	12,999,757	25.8	—	12,999,757	22.5
All executive officers and directors as a group (12 persons)	33,273,480	62.7%	1,038,391	32,235,089	53.2%
Other Selling Stockholders:
Time Warner, Inc.(19)	2,045,042	4.1	360,140	1,684,902	2.9
Gary Lauder	1,116,072	2.2	125,000	991,072	1.7
Funds affiliated with Star Ventures	904,719	1.8	159,324	745,395	1.3
Oro Sociedad Anonima(20)	200,000	*	8,805	191,195	*
Seth Kenvin(21)	167,584	*	29,512	138,072	*
Paul Kagan	100,000	*	17,610	82,390	*
Barry Kaplan	100,000	*	17,610	82,390	*
High Street Investors	32,198	*	5,670	26,528	*
Bernd Girod	32,198	*	5,670	26,528	*
Robert Clark Fowler, Jr.(22)	15,286	*	1,930	13,356	*
Stephanie Jean Fowler(23)	13,674	*	1,647	12,027	*
Haim Bassan-Eskenazi(24)	7,823	*	375	7,448	*
Ruth Bassan-Eskenazi(25)	7,823	*	375	7,448	*
Sarit Yaffe(26)	7,823	*	616	7,207	*
Nir Yaffe(26)	7,823	*	616	7,207	*
Freda Family Trust(27)	3,220	*	567	2,653	*
Benjamin Kenvin	2,000	*	352	1,648	*
Dror Amir(28)	1,876	*	330	1,546	*
Eli Borochov	1,668	*	294	1,374	*
Zohar Eliezri	1,668	*	294	1,374	*
Eliav Korakh	1,668	*	294	1,374	*

*	Less than 1%
(1)	Includes 8,984,679 shares held by Redpoint Ventures I, L.P., 899,395 shares held by Redpoint Technology Partners Q-1, L.P., 328,928 shares held by Broadband Fund, L.P., 283,825 shares held by Redpoint Associates I, LLC, 130,051 shares held by Redpoint Technology Partners A-1, L.P., 2,307,624 shares held by Redpoint Omega, L.P., and 65,255 shares held by Redpoint Omega Associates, LLC. Mr. Yang is a partner of Redpoint Ventures I, L.P., Redpoint Technology Partners Q-1, L.P., Broadband Fund, L.P., Redpoint Technology Partners A-1, L.P., and Redpoint Omega, L.P., and a member of Redpoint Associates I, LLC and Redpoint Omega Associations, LLC. These share amounts include an aggregate of 3,804,515 shares purchased from ADC Telecommunications, Inc. pursuant to a purchase agreement dated January 26, 2007 at a negotiated price per share that was less than the anticipated initial public offering price set forth on the cover of this prospectus.

(2)	Includes 10,652,828 shares held by Charles River Partnership XI, L.P., 274,938 shares held by Charles River Friends XI-A, L.P. and 55,404 shares held by Charles River Friends XI-B, L.P. Bruce Sachs is a general partner of Charles River Partnership XI, L.P., Charles River Friends XI-A, L.P. and Charles River Friends XI-B, L.P. These share amounts include an aggregate of 3,678,477 shares purchased from ADC Telecommunications, Inc. pursuant to a purchase agreement dated January 26, 2007 at a negotiated price per share that was less than the anticipated initial public offering price set forth on the cover of this prospectus.
(3)	Includes 4,756,780 shares held by Meritech Capital Partners II, 122,399 shares held by Meritech Capital Affiliates II and 36,377 shares held by MCP Entrepreneur II. These share amounts include an aggregate of 544,912 shares purchased from ADC Telecommunications, Inc. pursuant to a purchase agreement dated January 26, 2007 at a negotiated price per share that was less than the anticipated initial public offering price set forth on the cover of this prospectus.
(4)	Includes 3,560,629 shares held by Evergreen Partners U.S. Direct Fund III, L.P., 305,364 shares held by Evergreen Partners Direct Fund III (Israel 1), L.P., 282,960 shares held by Evergreen Partners Direct Fund III (Israel), L.P. and 20,367 shares held by Evergreen Management Ltd. Evergreen Partners currently has board observation rights with respect to meetings of our board of directors. These board observation rights will terminate effective upon the closing of this offering. From September 2001 to April 2006, Boaz Dinte, a representative of Evergreen Partners, was a member of our board of directors.
(5)	Includes 2,356,604 shares held by Pilot House Ventures Group, LLC, 938,513 shares held by Pilot House Ventures II, LLC and 625,000 shares held by Broadband Ventures Group, LLC. Pilot House Ventures currently has board observation rights with respect to meetings of our board of directors. These board observation rights will terminate effective upon the closing of this offering. From August 2004 to October 2005, Eric Krauss, a representative of Pilot House Ventures, was a member of our board of directors.
(6)	Includes 2,091,978 shares held by Cedar Fund A L.P. and 905,625 shares held by Cedar Fund L.P. Mr. Israely is a managing partner of Cedar Fund A L.P. and Cedar Fund L.P.
(7)	Includes 642,250 shares held by NBT Ltd., 572,568 shares held by Mr. Bassan-Eskenazi’s wife, 5,851 shares held by Mr. Bassan-Eskenazi’s son, 5,851 shares held by Mr. Bassan-Eskenazi’s daughter, 1,443,768 shares issuable upon exercise of stock options that will be vested and exercisable within 60 days of February 16, 2007, and 3,220 shares held in trust for the benefit of Julia Freda-Eskenazi, Mr. Bassan-Eskenazi’s wife. Ms. Freda-Eskenazi has no voting or investment power over these shares and disclaims beneficial ownership of the shares beneficially owned by the trust.
(8)	Includes 206,405 shares issuable upon exercise of stock options that will be vested and exercisable within 60 days of February 16, 2007.
(9)	Includes 2,050,674 shares held by Oz Holdings Ltd. and 602,093 shares issuable upon exercise of stock options that will be vested and exercisable within 60 days of February 16, 2007.
(10)	Includes 60,425 shares issuable upon exercise of stock options that will be vested and exercisable within 60 days of February 16, 2007.
(11)	Comprised of 277,605 shares issuable upon exercise of stock options that will be vested and exercisable within 60 days of February 16, 2007.
(12)	Comprised of 13,437 shares issuable upon exercise of stock options that will be vested and exercisable within 60 days of February 16, 2007.
(13)	Includes 62,503 shares held by funds associated with Sandalwood Investments II, L.P. and 134,226 shares issuable upon exercise of stock options that will be vested and exercisable within 60 days of February 16, 2007.
(14)	Comprised of 13,750 shares issuable upon exercise of stock options that will be vested and exercisable within 60 days of February 16, 2007.
(15)	Includes 2,997,603 shares held by funds associated with Cedar Funds, of which Mr. Israely disclaims beneficial ownership except to his individual pecuniary interest therein.
(16)	Includes 10,983,170 shares held by funds associated with Charles River Partners, of which Mr. Sachs disclaims beneficial ownership except to his individual pecuniary interest therein.
(17)	Comprised of 15,937 shares issuable upon exercise of stock options that will be vested and exercisable within 60 days of February 16, 2007.

(18)	Includes 12,999,757 shares held by funds associated with Redpoint Ventures, of which Mr. Yang disclaims beneficial ownership except to his individual pecuniary interest therein.
(19)	Time Warner Cable, an affiliate of Time Warner, Inc., is a customer that has accounted for over 10% of our total net revenue in prior fiscal periods. Time Warner, Inc. also currently has board observation rights with respect to meetings of our board of directors. These board observation rights will terminate effective upon the closing of this offering. From May 2004 to July 2005, Mike LaJoie, a representative of Time Warner, was a member of our board of directors.
(20)	Edu Shoval has voting and investment power over the shares beneficially owned by Oro Sociedad Anonima. Mr. Shoval was a member of our board of directors from January 1999 to May 2005.
(21)	Mr. Kenvin was formerly employed by us.
(22)	Mr. Fowler is the brother-in-law of Amir Bassan-Eskenazi, our President and Chief Executive Officer.
(23)	Ms. Fowler is the sister-in-law of Amir Bassan-Eskenazi, our President and Chief Executive Officer.
(24)	Haim Bassan-Eskenazi is the father of Amir Bassan-Eskenazi, our President and Chief Executive Officer.
(25)	Ruth Bassan-Eskenazi is the mother of Amir Bassan-Eskenazi, our President and Chief Executive Officer.
(26)	Ms. Yaffe is the sister of Amir Bassan-Eskenazi, our President and Chief Executive Officer, and Nir Yaffe is Ms. Yaffe’s husband.
(27)	Julia Freda-Eskenazi, the wife of Amir Bassan-Eskenazi, our President and Chief Executive Officer, is the beneficiary of the Freda Family Trust. Ms. Freda-Eskenazi has no voting or investment power over these shares and disclaims beneficial ownership of the shares beneficially owned by the trust.
(28)	Dror Amir is the cousin of Ran Oz, our Executive Vice President and Chief Technology Officer.
(29)	If the underwriters’ overallotment option is exercised in full, the additional shares sold would be allocated among the selling stockholders as follows:

Selling Stockholders	Shares Subject to the Overallotment Option
Funds affiliated with Pilot House Ventures	570,894
Funds affiliated with Evergreen Partners U.S. Direct Fund III, L.P.	315,769
Time Warner, Inc.	297,824
NBT Ltd. (affiliated with Amir Bassan-Eskenazi)	179,976
Funds affiliated with Star Ventures	131,756
Oz Holdings Ltd. (affiliated with Ran Oz)	38,869
Seth Kenvin	24.405
Barry Kaplan	14,563
Sandalwood Investments II, L.P. (affiliated with Dean Gilbert)	9,102
Oro Sociedad Anonima	7,282
Bernd Girod	4,689
High Street Investors	4,689
Paul Kagan	2,390
Stephanie Jean Fowler	853
Robert Clark Fowler, Jr.	570
Benjamin Kenvin	291
Dror Amir	273
Eliav Korakh	243
Eli Borochov	243
Zohar Eliezri	243
Freda Family Trust	58
Sarit Yaffe	9
Nir Yaffe	9

If the underwriters’ overallotment option is exercised in part, the additional shares sold would be allocated pro rata based upon the share amounts set forth in the preceding table.

(30)	Assumes no exercise of the underwriters’ overallotment option.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our forms of certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Immediately following the completion of this offering, our authorized capital stock will consist of 255,000,000 shares, with a par value of $0.001 per share, of which:

•	250,000,000 shares are designated as common stock; and

•	5,000,000 shares are designated as preferred stock.

As of December 31, 2006, we had outstanding 49,619,068 shares of common stock, held of record by 160 stockholders, and no shares of preferred stock, assuming the automatic conversion of all outstanding shares of our preferred stock into common stock and all of the outstanding Class B common stock into common stock upon completion of this offering and the exercise of all outstanding warrants.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue from time to time up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control. We currently have no plans to issue any shares of preferred stock.

Warrants

As of December 31, 2006, warrants to purchase an aggregate of 933,670 shares of our common stock at a weighted-average exercise price of approximately $3.63 per share were issued and outstanding, of which warrants to purchase an aggregate of 104,653 shares at a weighted-average exercise price of approximately $2.20 per share will terminate upon the closing of this offering unless exercised prior to such date.

Registration Rights

After this offering, the holders of an aggregate of 47,875,485 shares of our common stock, or approximately 84% of our common stock outstanding, will be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of registrable securities possess registration rights pursuant to the terms of our amended investors’ rights agreement, as amended through June 29, 2004, entered into by us and such holders of registrable securities. The amended investors’ rights agreement provides that if we determine to register any of our securities under the Securities Act, these holders are entitled to written notice of the registration and are entitled to include all or a portion of their registrable shares in the registration, subject to certain limitations. However, the underwriters have the right to limit the number of shares included in any such registration. In addition, beginning six months after the completion of this offering, these holders will have the right to require us, on no more than two occasions, to file a registration statement under the Securities Act to register all or any part of the registrable securities held by such holders, subject to certain conditions and limitations. Further, these holders may require us to register all or any portion of their registrable securities on Form S-3, when such form becomes available to us, subject to certain conditions and limitations. The registration rights provisions of the amended investors’ rights agreement apply to this offering.

Anti Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock

As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our amended and restated bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board, the chief executive officer or our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board Classification

Our board of directors is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board, see “Management—Board of Directors.” Our classified board may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

No Cumulative Voting

Our amended and restated certificate of incorporation and amended and restated bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Amendment of Charter Provisions

The amendment of the above provisions of our amended and restated certificate of incorporation requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Mellon Investor Services LLC. The transfer agent’s address is 480 Washington Blvd., Newport Office Center VII, Jersey City, NJ 07310, and its telephone number is 1-800-647-4273.

NASDAQ Global Market Listing

Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “BBND.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of 57,119,068 shares of common stock will be outstanding. Of these shares, all 10,700,000 shares of common stock sold in this offering by us and the selling stockholders, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining 46,419,068 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus	—
Between 90 and 180 days after the date of this prospectus	—
At various times beginning more than 180 days after the date of this prospectus	46,419,068

In addition, of the 16,019,932 shares of our common stock that were subject to stock options outstanding as of December 31, 2006, options to purchase 7,207,110 shares of common stock were vested as of December 31, 2006 and will be eligible for sale 180 days following the effective date of this offering, subject to extensions as described in the section entitled “Underwriters.”

Rule 144

In general, under Rule 144 as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 571,191 shares immediately after the offering; or

•	the average weekly trading volume of the common stock on NASDAQ during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on, and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without being required to comply with certain restrictions, including the holding period, manner of sale, public information, volume limitation or notice provisions contained in Rule 144.

Lock-Up Agreements

We, the selling stockholders, all of our directors and officers and the holders of substantially all our other outstanding shares of common stock and holders of securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; and

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in the section entitled “Underwriters.” In addition, substantially all of our stockholders and holders of securities exercisable for or convertible into shares of our common stock are subject to contractual lock-up restrictions with us for a period of 180 days following the date of this prospectus.

Registration Rights

Upon completion of this offering, the holders of 47,875,485 shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable following this offering to register all of the shares of common stock issued or reserved for issuance under our stock option and employee stock purchase plans. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, and subject to vesting of such shares.

MATERIAL UNITED STATES TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

The following is a general discussion of material U.S. federal income and estate tax considerations with respect to the acquisition, ownership and disposition of shares of our common stock applicable to non-U.S. holders. In general, a “non-U.S. holder” is any holder other than:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Generally, an individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, such individual would count all of the days in which he or she was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were citizens of the United States.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, final, temporary or proposed Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset, generally property held for investment.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	certain U.S. expatriates; and

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of our common stock should consult its own tax advisors.

Dividends

In general, dividends we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount. The withholding tax might not apply or might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying, among other things, its nonresident status. A non-U.S. holder generally can meet this certification requirement by providing an Internal Revenue Service Form W-8BEN or appropriate substitute form to us or our paying agent. Also, special rules apply if the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI or any successor form, with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30%, or a reduced rate as may be specified by an applicable income tax treaty, on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder’s shares of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case a non-U.S. holder will be subject to U.S. federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Furthermore, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation;

•

the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case a non-U.S. holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which tax may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States;

•	the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

•

we are or have been a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC. If we have been in the past or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code). Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange or any over-the-counter market, including the NASDAQ Global Market.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax is imposed—at a current rate of 28%—on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. A non-U.S. holder of shares of our common stock will be subject to this backup withholding tax on dividends we pay unless the holder certifies, under penalties of perjury, among other things, its status as a non-U.S. holder, and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person, or otherwise establishes an exemption.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder, and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person, or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting, but not backup withholding, will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption, and the broker has no actual knowledge or reason to know to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

THE FOREGOING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF SHARES OF OUR COMMON STOCK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISER WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Jefferies & Company, Inc., Cowen and Company, LLC and ThinkEquity Partners LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Jefferies & Company, Inc.
Cowen and Company, LLC
ThinkEquity Partners LLC

Total	10,700,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             a share under the initial public offering price. No underwriter may allow, and no dealer may re-allow, a concession to other underwriters or to any dealer. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,605,000 additional shares of our common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $            , the total underwriters’ discounts and commissions paid by us and the selling stockholders would be $             and $            , respectively, and the total proceeds to us and the selling stockholders would be $             and $            , respectively.

The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock from the selling stockholders.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise

Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Total	$	$	$	$

The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately $2.4 million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock.

The underwriters have informed us and the selling stockholders that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “BBND.”

We, the selling stockholders, all of our directors and officers and holders of substantially all our outstanding stock and stock options have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Subject to certain exceptions, the restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters in this offering;

•

the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	distributions of shares of common stock or any security convertible into common stock to limited partners or equity holders of the stockholder; or

•	transfers of shares of common stock or any security convertible into common stock as a bona fide gift;

provided that in the case of each of the last two types of transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the preceding paragraph and in the case of each of the last three types of transactions, no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, is required or voluntarily made in connection with these transactions during this 180-day restricted period.

The 180 day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180-day period;

in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in connection with such liabilities.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters. Other than the prospectus in electronic format, the information on the underwriters’ websites is not part of this prospectus. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated to underwriters that may make Internet distributions on the same basis as other allocations.

Directed Share Program

At our request, Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated have reserved for sale, at the initial public offering price, up to 356,666 shares, or 3% of the shares offered in this prospectus, for our directors, officers, employees, business associates and other related persons.

The number of shares of common stock available for sale to the general public will be reduced to the extent that such persons purchase the reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus. Employees, and immediate family members of directors, officers and employees, participating in the directed share program will be required to agree not to sell, transfer, assign, pledge or hypothecate shares acquired through the directed share program for a period of 180 days after purchasing the shares. This lock-up period will be extended if, during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs, or prior to the expiration of the 180-day restricted period we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price earnings ratios, price sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Latham & Watkins LLP, Menlo Park, California, is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of BigBand Networks, Inc. at December 31, 2005, and 2006 and for each of the three years in the period ended December 31, 2006, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of ADC Broadband Access Systems, Inc. for the period from November 1, 2003 to June 29, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934 and we intend to file reports, proxy statements and other information with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

BigBand Networks, Inc.

We have audited the accompanying consolidated balance sheets of BigBand Networks, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BigBand Networks, Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, BigBand Networks, Inc., adopted FASB Staff Position 150-5, “Issuer’s Accounting Under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable,” during the year ended December 31, 2005 and changed its method of accounting for stock-based compensation in accordance with guidance provided in FASB Statement No. 123(R), “Share-Based Payments,” during the year ended December 31, 2006.

/s/    Ernst & Young LLP

Palo Alto, California

February 16, 2007

BIGBAND NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As of December 31,		Pro Forma Stockholders’ Equity as of Dec. 31, 2006 (Note 2)
	2005	2006
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$17,366	$38,570
Marketable securities	6,921	26,904
Trade receivables, net of allowance for doubtful accounts of $23 and $152 at December 31, 2005 and 2006, respectively	14,708	33,988
Trade receivable from ADC Telecommunications, Inc. a stockholder	1,106	—
Inventories	21,524	7,153
Prepaid expenses and other current assets	1,970	2,511

Total current assets	63,595	109,126
Property and equipment, net	7,531	12,788
Intangible assets, net	1,878	1,306
Goodwill	1,656	1,656
Restricted cash	332	245
Other non-current assets	1,824	3,929

Total assets	$76,816	$129,050

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of obligations under capital leases	$206	$24
Current portion of line of credit and loans payable	4,212	5,913
Preferred stock warrant liabilities	1,642	3,152
Accrued compensation and related benefits	4,814	7,354
Accounts payable	8,016	15,097
Accounts payable to ADC Telecommunications, Inc., a stockholder	1,543	12
Current portion of deferred revenues, net	28,232	39,553
Accrued warranty	3,913	3,241
Other current liabilities	5,205	9,724

Total current liabilities	57,783	84,070
Deferred revenues, net, less current portion	562	11,049
Obligations under capital leases, less current portion	—	32
Loans payable, less current portion	—	8,567
Loan payable to ADC Telecommunications, Inc., a stockholder	7,000	—
Accrued warranty, less current portion	—	895
Accrued long-term severance pay fund	1,983	2,744

Commitments and contingencies (Note 6)

Redeemable convertible preferred stock issuable in series, $0.01 par value; 128,266 authorized at December 31, 2005 and 2006; 29,439, issued and outstanding at December 31, 2005 and 2006; aggregate liquidation value of $117,668 at December 31, 2005 and 2006 and no shares outstanding pro forma (unaudited)	117,307	117,307	$—

Stockholders’ equity (deficit):
Common stock, $0.001 par value, 335,000 shares authorized at December 31, 2005 and 2006
Class A voting: 300,000 shares designated at December 31, 2005 and 2006; 7,533 and 8,241 shares issued and outstanding at December 31, 2005 and 2006 and 49,619 shares outstanding pro forma (unaudited)	8	8	50
Class B nonvoting: 35,000 shares designated at December 31, 2005 and 2006; 3,619 shares issued and outstanding at December 31, 2005 and 2006 and no shares outstanding pro forma (unaudited)	4	4	—
Additional paid-in capital	14,978	17,063	137,484
Deferred stock-based compensation	(2,621)	(1,405)	(1,405)
Accumulated other comprehensive income (loss)	(18)	9	9
Accumulated deficit	(120,170)	(111,293)	(111,293)

Total stockholders’ equity (deficit)	(107,819)	(95,614)	$24,845

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$76,816	$129,050

See accompanying notes.

BIGBAND NETWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years ended December 31,
	2004	2005	2006
Net revenues
Products	$31,536	$85,966	$154,013
Services	3,936	12,013	22,611

Total net revenues	35,472	97,979	176,624
Cost of net revenues
Products	21,300	55,933	74,152
Services	2,221	3,900	9,245

Total cost of net revenues	23,521	59,833	83,397

Gross profit	11,951	38,146	93,227

Operating expenses
Research and development	21,582	30,701	37,194
Sales and marketing	15,891	22,729	29,523
General and administrative	5,782	6,984	13,176
Amortization of intangible assets	286	573	572
In-process research and development	966	—	—

Total operating expenses	44,507	60,987	80,465

Operating income (loss)	(32,556)	(22,841)	12,762
Interest income	134	628	1,526
Interest expense	(1,010)	(1,672)	(1,699)
Other expense, net	(81)	(652)	(1,187)

Net income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(33,513)	(24,537)	11,402
Provision for income tax	250	325	2,525

Net income (loss) before cumulative effect of change in accounting principle	(33,763)	(24,862)	8,877
Cumulative effect of change in accounting principle	—	(633)	—

Net income (loss)	$(33,763)	$(25,495)	$8,877

Net income (loss) per common share:
Basic	$(4.20)	$(2.36)	$0.78

Diluted	$(4.20)	$(2.36)	$0.16

Weighted average shares used in computing net income (loss) per common share:
Basic	8,032	10,794	11,433

Diluted	8,032	10,794	57,053

Pro forma net income per common share: (unaudited)
Basic			$0.18

Diluted			$0.16

Weighted average shares used in computing pro forma net income per common share: (unaudited)
Basic			49,195

Diluted			57,053

See accompanying notes.

BIGBAND NETWORKS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands)

	Redeemable Convertible Preferred Stock		Common Stock				Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Stockholders’ Deficit
			Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2003	19,693	$75,060	6,003	$6	—	$—	$1,529	$(11)	$—	$(60,912)	$(59,388)
Stock-based compensation	—	—	—	—	—	—	3,990	(3,990)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	701	—	—	701
Proceeds from exercise of class A common stock options	—	—	136	—	—	—	104	—	—	—	104
Issuance of class A common stock options to consultants for acquisition services rendered	—	—	—	—	—	—	30	—	—	—	30
Issuance of warrants to purchase class B common stock in connection with financing	—	—	—	—	—	—	420	—	—	—	420
Proceeds from issuance of series E-1 preferred stock, net of issuance costs	5,738	25,050	—	—	—	—	—	—	—	—	—
Issuance of warrants to purchase series E-1 preferred stock in connection with financing	—	594	—	—	—	—	—	—	—	—	—
Proceeds from exercise of warrants to purchase class A common stock	—	—	750	1	—	—	1,889	—	—	—	1,890
Issuance of stock in conjunction with acquisition of ADC-BAS, net of issuance costs:
Class B common stock	—	—	—	—	3,619	4	6,076	—	—	—	6,080
Series E-2 preferred stock	4,008	17,500	—	—	—	—	—	—	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	(33,763)	(33,763)

Balance as of December 31, 2004	29,439	$118,204	6,889	$7	3,619	$4	$14,038	$(3,300)	$—	$(94,675)	$(83,926)

See accompanying notes.

BIGBAND NETWORKS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT—(Continued)

(In thousands)

	Redeemable Convertible Preferred Stock		Common Stock				Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Stockholders’ Deficit
			Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2004	29,439	$118,204	6,889	$7	3,619	$4	$14,038	$(3,300)	$—	$(94,675)	$(83,926)
Stock-based compensation	—	—	—	—	—	—	424	(424)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	1,103	—	—	1,103
Proceeds from exercise of class A common stock options	—	—	644	1	—	—	516	—	—	—	517
Reclassification of warrants to liabilities	—	(897)	—	—	—	—	—	—	—	—	—
Comprehensive loss:	—	—	—	—	—	—	—	—	—	—	—
Unrealized loss on marketable securities	—	—	—	—	—	—	—	—	(18)	—	(18)
Net loss	—	—	—	—	—	—	—	—	—	(25,495)	(25,495)

Total comprehensive loss											(25,513)

Balance as of December 31, 2005	29,439	117,307	7,533	8	3,619	4	14,978	(2,621)	(18)	(120,170)	(107,819)
Stock options issued to non-employees	—	—	—	—	—		26	—	—	—	26
Stock-based compensation	—	—	—	—	—	—	1,422	—	—	—	1,422
Amortization of deferred stock-based compensation, net of reversals for terminated employees	—	—	—	—	—	—	(114)	1,216	—	—	1,102
Proceeds from exercise of class A common stock options	—	—	708	—	—	—	751	—	—	—	751
Comprehensive income:
Unrealized gain on marketable securities	—	—	—	—	—	—	—	—	27	—	27
Net income	—	—	—	—	—	—	—	—	—	8,877	8,877

Total comprehensive income											8,904

Balance as of December 31, 2006	29,439	$117,307	8,241	$8	3,619	$4	$17,063	$(1,405)	$9	$(111,293)	$(95,614)

See accompanying notes.

BIGBAND NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2004	2005	2006
Cash Flows from Operating activities
Net income (loss)	$(33,763)	$(25,495)	$8,877
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation of property and equipment	3,183	5,915	6,148
Amortization of intangible assets	286	573	572
Gain on sale of investment	—	—	(592)
In-process research and development	966	—	—
Amortization of debt issuance costs	250	517	379
Loss (gain) on disposal of property and equipment	(2)	133	78
Revaluation of warrant liabilities	—	744	1,510
Stock-based compensation to non-employees	—	—	26
Stock-based compensation to employees	—	—	1,422
Amortization of deferred stock-based compensation	701	1,103	1,102
Change in operating assets and liabilities:
Decrease (increase) in trade receivables	(14,986)	6,103	(19,280)
Decrease (increase) in trade receivables—related party	—	(146)	1,106
Decrease (increase) in inventories	9,356	(7,661)	14,371
Decrease (increase) in prepaids and other current assets	297	(1,251)	(541)
Decrease (increase) in other noncurrent assets	(746)	318	(1,024)
Increase (decrease) in accounts payable	1,042	(1,491)	6,292
Increase (decrease) in accounts payable—related party	1,149	394	(1,531)
Increase in long-term severance pay fund	439	294	761
Increase in accrued and other liabilities	2,806	2,714	7,282
Increase in deferred revenues	7,538	18,678	21,808

Net cash provided by (used in) operating activities	(21,484)	1,442	48,766
Cash Flows from Investing activities
Purchases of marketable securities	—	(15,399)	(46,925)
Proceeds from maturities or sale of marketable securities	—	8,460	26,969
Proceeds from sale of other investment	—	5,259	592
Purchase of property and equipment	(1,354)	(5,980)	(10,943)
Proceeds from disposal of property and equipment	2	—	—
Acquisition of ADC-BAS, net of cash assumed	(1,494)	—	—
Decrease (increase) in restricted cash	87	(42)	87

Net cash used in investing activities	(2,759)	(7,702)	(30,220)
Cash Flows from Financing activities
Proceeds from loans	11,135	—	16,800
Principal payments on loans	(3,729)	(247)	(14,012)
Principal payments on capital lease obligations	(701)	(440)	(210)
Payments in preparation for an initial public offering of the Company’s class A common stock	—	—	(671)
Proceeds from issuance of preferred stock, net of issuance costs	25,050	—	—
Proceeds from exercise of warrants to purchase class A common stock	1,890	—	—
Proceeds from exercise of class A common stock options	104	517	751

Net cash provided by (used in) financing activities	33,749	(170)	2,658
Net increase (decrease) in cash and cash equivalents	9,506	(6,430)	21,204
Cash and cash equivalents at beginning of year	14,290	23,796	17,366

Cash and cash equivalents at end of year	$23,796	$17,366	$38,570

Schedule of non-cash transactions
Issuance of class A common stock options for acquisition services rendered	$30	$—	$—

Equipment acquired under capital lease obligation	$227	$—	$60

Equipment acquired under loan agreement	$325	$—	$480

Supplemental disclosure of cash flow information
Interest paid	$566	$1,038	$1,398

Income taxes paid	$—	$4	$360

See accompanying notes.

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

BigBand Networks, Inc. (BigBand or the Company), headquartered in Redwood City, California, was incorporated on December 3, 1998, under the laws of the state of Delaware and commenced operations in January 1999. BigBand develops, markets and sells network-based hardware and software platforms that enable cable operators and telecommunications providers to deploy advanced video, voice and data services and more effective video advertising.

In June 2004, the Company acquired ADC Broadband Access Systems, Inc. (BAS) the Cable IP division of ADC Telecommunications, Inc. (ADC, Inc.) in a transaction accounted for as a business combination using the purchase method of accounting (see Note 4). The Company acquired BAS to expand its suite of video product offerings with a data product application.

On December 20, 2006, the Board of Directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Unaudited Pro Forma Stockholders’ Equity

If the offering contemplated by this prospectus is consummated all of the redeemable convertible preferred stock outstanding will automatically convert into 37,759,000 shares of common stock based on the shares of redeemable convertible preferred stock outstanding at December 31, 2006 and all of the outstanding Class B common stock will convert into 3,619,000 shares of common stock based on the shares of Class B common stock outstanding at December 31, 2006. In addition, the preferred stock warrant liability of $3.2 million at December 31, 2006 would be reclassified to additional paid-in-capital. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the redeemable convertible preferred stock and Class B common stock and reclassification of the preferred stock warrant liability, is set forth on the consolidated balance sheets.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management uses estimates in determining recognition of revenues, provision for inventory write-downs, valuation of stock options and preferred stock warrant liabilities, provision for warranty claims, allowance for doubtful accounts, and valuation of goodwill and other purchased intangible assets and long-lived assets. Management bases its estimates and assumptions on methodologies it believes to be reasonable. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

Revenue Recognition

The Company’s software and hardware are sold as solutions and its software is a significant component of the product. The Company provides unspecified software updates and enhancements related to products through support contracts. As a result, the Company accounts for revenues in accordance with Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions,” for all transactions involving the sale of products with a significant software component. Revenue is recognized when all of the following have occurred: (1) the Company

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

has entered into an arrangement with a customer; (2) delivery has occurred; (3) customer payment is fixed or determinable and free of contingencies and significant uncertainties; and (4) collection is probable.

Product revenues consist of revenues from sales of the Company’s software and hardware. Product sales include a perpetual license to the Company’s software. The Company recognizes product revenues upon shipment to its customers, including channel partner distributors, on non-cancelable contracts and purchase orders when all revenue recognition criteria are met, or, if specified in an agreement, upon receipt of final acceptance of the product, provided all other criteria are met. End users, channel partners, and distributors generally have no rights of return, stock rotation rights, or price protection. Shipping charges billed to customers are included in product revenues and the related shipping costs are included in cost of product revenues.

The Company provides allowances for trade-in credits that are estimated based on the terms of the arrangement and past history and adjusted periodically based on actual experience or future expectation. Allowances for trade-in credits are recorded as a liability or reductions of trade receivables.

Substantially all of the Company’s product sales have been sold in combination with support services which consist of software updates and support. The Company’s customer service agreements (CSA), allow customers to select from plans offering various levels of technical support, unspecified software upgrades and enhancements on an if-and-when-available basis. Revenues for support services are recognized on a straight-line basis over the service contract term, which is typically one year. Revenues from other services, such as standard installation and training, are recognized when services are performed.

The Company uses the residual method to recognize revenues when a customer agreement includes one or more elements to be delivered at a future date and vendor specific objective evidence (VSOE), of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements are deferred and the remaining portion of the contract fee is recognized as product revenues. If evidence of the fair value of one or more undelivered elements does not exist, all revenues are deferred and recognized when delivery of those elements occurs or when fair value can be established. VSOE of fair value for elements of an arrangement is based upon the normal pricing and discounting practices for those services when sold separately.

Fees are typically considered to be fixed or determinable at the inception of an arrangement based on specific products and quantities to be delivered. In the event payment terms are greater than 180 days, the fees are deemed not to be fixed or determinable and revenues are recognized when the payments become due, provided the remaining criteria for revenue recognition have been met.

Deferred revenues, net consist primarily of deferred product revenues, net of the associated deferred costs, and deferred customer support service fees. Deferred product revenues generally relate to acceptance provisions that have not been met or partial shipment when the Company does not have VSOE of fair value on the undelivered items. When deferred revenues are recognized as revenues, the associated deferred costs are also recognized as cost of sales. The Company assesses the ability to collect from its customers based on a number of factors, including credit worthiness of the customer and past transaction history of the customer. If the customer is not deemed credit worthy, all revenues are deferred from the arrangement until payment is received and all other revenue recognition criteria have been met.

Cash, Cash Equivalents and Marketable Securities

The Company holds its cash and cash equivalents in checking, money market, and investment accounts with high credit quality financial instruments. The Company considers all highly liquid investments with maturities of

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

three months or less when purchased to be cash equivalents. Marketable securities represent highly liquid debt instruments and asset-backed certificates purchased with a remaining maturity date at purchase of greater than 90 days and are stated at fair value. The differences between amortized cost and fair values representing unrealized holding gains or losses, are recorded net of taxes, separately as a component of accumulated other comprehensive income (loss) within stockholders’ deficit. Additionally, the Company assesses whether an other-than-temporary impairment loss on its investments has occurred due to declines in fair value or other market conditions. The Company did not consider any declines in fair value to be other-than-temporary. While the Company’s intent is to hold debt securities to maturity or reset date, they are classified as available-for-sale because the sale of such securities may be required prior to maturity or reset. Any gains and losses on the sale of debt securities are determined on a specific-identification basis.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, marketable securities, accounts payable, and other accrued liabilities approximate their fair value due to the relative short-term maturities. The carrying amounts of the Company’s capital lease obligations, loans payable, preferred stock warrant liability, and other long-term liabilities approximate their fair value. The fair value of capital lease obligations and loans payable was estimated based on the current interest rates available to the Company for debt instruments with similar terms, degrees of risk, and remaining maturities. The fair value of the preferred stock warrant liabilities was estimated using the Black-Scholes valuation model.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, trade receivables, and restricted cash. Cash and cash equivalents, restricted cash, and marketable securities are invested through major banks and financial institutions in the United States and Israel. Such deposits in the United States may be in excess of insured limits and are not insured in Israel. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments. The Company’s trade receivables are derived primarily from cable and telecommunications operators located mainly in the United States. Concentrations of credit risk with respect to trade receivables exist to the full extent of amounts presented in the financial statements. The Company performs ongoing credit evaluations of its customers and in certain circumstances may require letters of credit or other collateral. The Company estimates an allowance for doubtful accounts through specific identification of potentially uncollectible accounts based on an analysis of its trade receivables aging. Unless otherwise provided, trade receivables are identified as past due when outstanding more than 30 days from the invoice date. Uncollectible receivables are written off against the allowance for doubtful accounts when all efforts to collect them have been exhausted. Recoveries are recognized when they are received. Actual collection losses may differ from estimates and could be material to the consolidated financial position, results of operations, and cash flows.

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Customers with trade receivables balances of 10% or greater of the total trade receivables balances as of December 31, 2005 and 2006, and customers with net revenues of 10% or greater of net revenues for the years ended December 31, 2004, 2005, and 2006 are as follows:

	Percentage of Total Trade Receivables as of December 31,				Percentage of Net Revenues for the Periods Ended December 31,
Customers	2005		2006		2004	2005	2006
A	*	%	*	%	13%	37%	*	%
B	*		11		18	20	13
C	*		*		18	*	10
D	25		36		12	10	19
E	12		37		*	*	32
F	11		*		*	*	*

*	Represents less than 10%

The Company does not believe the trade receivables from these customers represent a significant credit risk based on past collection experiences.

Activity related to allowance for doubtful accounts consisted of the following (in thousands):

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions- Write-offs	Balance at End of Year
Year ended December 31, 2004	$21	$3	$(1)	$23
Year ended December 31, 2005	23	—	—	23
Year ended December 31, 2006	$23	$129	$—	$152

Inventories

Inventories consist of raw materials, work-in-process, and finished goods and are stated at lower of standard cost or market. Standard costs approximate the first-in, first-out (FIFO) method. The Company regularly monitors inventory quantities on-hand and records write-downs for excess and obsolete inventories based on the Company’s estimate of demand for its products, potential obsolescence of technology, product life cycles, and whether pricing trends or forecasts indicate that the carrying value of inventory exceeds its estimated selling price. These factors are impacted by market and economic conditions, technology changes, and new product introductions and require estimates that may include elements that are uncertain. Actual demand may differ from forecasted demand and may have a material effect on gross margins. If inventory is written down, a new cost basis will be established that can not be increased in future periods.

Property and Equipment, Net

Property and equipment, net are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method and recorded over the estimated useful lives of the assets ranging from 18 months to seven years. The cost of equipment under capital leases is recorded at the lower of the present value of the minimum lease payments or the fair value of the assets and is amortized on a straight-line basis over the shorter of the term of the related lease or the estimated useful life of the asset. Amortization of assets under capital leases is included with depreciation expense in the accompanying consolidated statements of cash flows.

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible Assets

Intangible assets consist of patented products, customer relationships, and trade names. Intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method and recorded over the estimated useful lives of the respective assets of four to five years.

Impairment of Long-Lived Assets

The Company periodically evaluates whether changes have occurred that require revision of the remaining useful life of long-lived assets or would render them not recoverable. If such circumstances arise, the Company compares the carrying amount of the long-lived assets to the estimated future undiscounted cash flows expected to be generated by the long-lived assets. If the estimated aggregate undiscounted cash flows are less than the carrying amount of the long-lived assets, an impairment charge, calculated as the amount by which the carrying amount of the assets exceeds the fair value of the assets, is recorded. The fair value of the long-lived assets is determined based on the estimated discounted cash flows expected to be generated from the long-lived assets. Through December 31, 2006, no impairment losses have been identified.

Goodwill

Goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Based on the impairment tests performed, there was no impairment of goodwill during the years ended December 31, 2004, 2005 and 2006.

Software Development Costs

Software development costs are capitalized beginning when technological feasibility has been established and ending when a product is available for sale to customers. To date, the period between achieving technological feasibility and when the software is made available for sale to customers has been relatively short and software development costs qualifying for capitalization have not been significant. As such, all software development costs have been expensed as incurred in research and development expense.

Income Taxes

Deferred tax assets or liabilities are recognized for the expected tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using the enacted tax rates that will be in effect when these differences reverse. The Company provides a valuation allowance to reduce deferred assets to the amount that is expected to be realized on a more-likely-than-not basis.

Severance Pay

The Company’s wholly owned subsidiary located in Israel is required to fund future severance liabilities determined in accordance with Israeli severance pay laws. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The subsidiary’s severance liability is funded through insurance policies purchased by the subsidiary. The values of the policies are recorded in other noncurrent assets. Provision for severance expenses for the years ended December 31, 2004, 2005, and 2006, amounted to approximately $0.9 million, $0.8 million, and $1.8 million, respectively.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for employee stock-based compensation plans under the valuation and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Issued to Employees” (APB 25), and related interpretations as permitted by Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting For Stock-Based Compensation” (SFAS 123). In accordance with APB 25, stock-based compensation is calculated using the intrinsic value method and represents the difference between the deemed per share market price of the stock and the per share exercise price of the stock option. The resulting stock-based compensation is deferred and amortized to expense over the grant’s vesting period which is generally four years.

Effective January 1, 2006, the Company adopted the provisions of the Financial Accounting Standards Board (FASB) SFAS No. 123R, “Share-Based Payments” (SFAS 123R). Under SFAS 123R, stock-based awards, including stock options, are recorded at fair value as of the grant date and recognized to expense over the employee’s requisite service period (generally the vesting period) which the Company has elected to amortize on a straight-line basis. The Company adopted the provisions of SFAS 123R using the prospective transition method. Under the prospective transition method, non-vested option awards outstanding as of January 1, 2006, will continue to be accounted for under the intrinsic value method. As a result of adopting SFAS 123R on January 1, 2006, the net income before taxes and net income for the year ended December 31, 2006, were both lower by approximately $1.3 million than if the Company had continued to account for stock-based compensation under APB 25. Basic and diluted net income per share for the year ended December 31, 2006, would have been increased by $0.11 and $0.02, respectively, if the Company had continued to account for stock-based compensation under APB 25. At December 31, 2006, unamortized deferred stock-based compensation was approximately $1.4 million. All awards granted, modified, or settled after the date of adoption are accounted for using the measurement, recognition, and attribution provisions of SFAS 123R.

At December 31, 2006, the Company had one share-based compensation plan, which is described in Note 10. The Company allocated stock-based compensation expense as follows (in thousands):

	Years Ended December 31,
	2004	2005	2006

Cost of net revenues	$46	$87	$336
Research and development	299	516	1,035
Sales and marketing	134	263	637
General and administrative	222	237	516

Total stock-based compensation	$701	$1,103	$2,524

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Translation adjustments resulting from remeasuring the foreign currency denominated financial statements of subsidiaries into U.S. dollars are included in the Company’s consolidated statements of operations. Translation gains and losses have not been significant to date.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity that are excluded from results of operations. At December 31, 2004 comprehensive loss equaled the net loss. At December 31, 2005 and 2006, accumulated other comprehensive income (loss) was composed of unrealized gains and (losses) on marketable securities of ($18,000) and $9,000 respectively.

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment Reporting

FASB Statement No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer (CEO). The CEO reviews financial information presented on a consolidated basis for evaluating financial performance and allocating resources. There are no segment managers who are held accountable for operations below the consolidated financial statement level. Accordingly, the Company reports as a single reporting segment.

Net revenues by geographical region are as follows (in thousands):

	Years ended December 31,
	2004	2005	2006

United States	$28,551	$81,175	$157,466
Americas excluding United States	278	931	4,051
Asia	4,585	4,029	3,082
Europe	2,058	11,844	12,025

	$35,472	$97,979	$176,624

Net revenues are allocated to the geographical region based on the shipping destination of customer orders.

Products revenues by product line are as follows (in thousands):

	Years ended December 31,
	2004	2005	2006

Video	$24,567	$34,296	$121,937
Data	6,969	51,670	32,076

	$31,536	$85,966	$154,013

Long-lived assets by geographical regions are as follows (in thousands):

	As of December 31,
	2005	2006

United States	$5,283	$8,148
Israel	2,191	4,519
Other	57	121

	$7,531	$12,788

Shipping and Handling

Revenues derived from billing customers for shipping and handling costs are classified as a component of net revenues. Costs of shipping and handling charged by suppliers are classified as a component of cost of net revenues.

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Research and Development

Research and development costs consist primarily of compensation and related costs for personnel, as well as costs related to materials, supplies, and equipment depreciation. All research and development costs are expensed as incurred.

Advertising Costs

All advertising costs are expensed as incurred. Advertising costs, which are included in sales and marketing expenses, were not significant for all periods presented.

Other Expense, Net

During the years ended December 31, 2004 and 2005, other expense primarily included foreign currency translation gains and losses. During the year ended December 31, 2006, other expense included foreign currency translation losses, proceeds from the sale of preferred stock of an unrelated company, and the expense resulting from fair value adjustments of redeemable convertible preferred stock warrants. Foreign currency gains and losses have not been significant.

Cumulative Effect of Change in Accounting Principle

Effective July 1, 2005, the Company adopted the provisions of Financial Accounting Standards Board Staff Position (FSP) No. 150-5, “Issuer’s Accounting under Statement No. 150 for Freestanding Warrants and Other similar Instruments on Shares that are Redeemable” (FSP 150-5), an interpretation of FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS 150). Pursuant to FSP 150-5, freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are classified as liabilities on the consolidated balance sheet at fair value. At the end of each reporting period, changes in fair value during the period are recorded as a component of other expense, net. Prior to July 1, 2005, the Company accounted for warrants for the purchase of preferred stock under EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

Upon adoption of FSP 150-5, the Company reclassified the fair value of its warrants to purchase shares of its redeemable convertible preferred stock from equity to a liability and recorded a cumulative effect charge of approximately $0.6 million for the change in accounting principle. The Company recorded additional charges of approximately $0.1 million to reflect the increase in fair value between July 1, 2005 and December 31, 2005. In the year ended 2006, the Company recorded approximately $1.5 million of charges reflected as other expense, net to reflect the increase in fair value between December 31, 2005 and 2006. The Company will continue to adjust the liabilities for changes in fair value until the earlier of the exercise of the warrants to purchase shares of its redeemable convertible preferred stock or the completion of a liquidation event, including the completion of an initial public offering, at which time the liabilities will be reclassified to stockholders’ equity (deficit).

The pro forma effect of the adoption of FSP 150-5 on the results of operations for fiscal 2004 and 2005 if applied retroactively, assuming FSP 150-5 had been adopted in these years, has not been disclosed as these amounts would not be materially different from the reported amounts.

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recently Issued Accounting Standards

In November 2004, the FASB issued FASB Statement No. 151, “Inventory Costs,” (SFAS 151). SFAS 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS 151 are effective for fiscal years beginning after June 15, 2005. The adoption of SFAS 151 did not have a material impact on the Company’s consolidated results of operations, financial position, or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS 154). SFAS 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS 154 did not have a material impact on the Company’s consolidated results of operations, financial position, or cash flows.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS 155), which amends the guidance in FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair-value basis. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS 155 to have a material impact on the Company’s consolidated results of operations, financial position, or cash flows.

In March 2006, the Emerging Issues Task Force reached a consensus on Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Government Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (EITF No. 06-03). The Company is required to adopt the provisions of EITF No. 06-03 beginning in fiscal year 2007. The Company does not expect the adoption of EITF No. 06-03 to have a material impact on the Company’s consolidated results of operations, financial position, or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), an interpretation of SFAS 109, “Accounting for Income Taxes”, which clarifies the recognition and measurement of tax positions taken or expected to taken in a tax return. FIN 48 specifies that the evaluation of the tax position is a two-step process: 1) determining whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation process, and 2) a tax position that meets the more-likely-than-not recognition threshold is measured to determine that amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefits that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. FIN 48 is effective the first fiscal year that begins after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48 and has not yet determined the impact on the Company’s consolidated results of operations, financial position or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement does not require any new fair value

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

measurements. SFAS No. 157 is effective for all financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact the adoption of SFAS 157 will have on the consolidated results of operations, financial position, or cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 is effective during the Company’s 2007 fiscal year. The Company does not expect the adoption of SAB 108 to have a material impact on the Company’s consolidated results of operations, financial position, or cash flows.

3. Basic and Diluted Net Income (Loss) per Share

Basic net income (loss) per common share is computed by dividing the net income (loss) attributed to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) attributed to common stockholders for the period by the weighted average number of common shares, and potentially dilutive common stock equivalents outstanding during the period. Potentially dilutive common stock equivalents include incremental common stock issuable upon the exercise of stock options and warrants to purchase common and redeemable convertible preferred stock, and the conversion of redeemable convertible preferred stock (using the if-converted method) to the extent they are dilutive. Potentially dilutive common stock equivalents that are anti-dilutive are excluded from the calculation of diluted net income (loss) per common share.

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated (in thousands, except per share data):

	Years ended December 31,
	2004	2005	2006
Numerator:
Net income (loss) before cumulative effect of change in accounting principle	$(33,763)	$(24,862)	$8,877
Cumulative effect of change in accounting principle	—	(633)	—

Net income (loss)	$(33,763)	$(25,495)	$8,877

Denominator:
Weighted average common shares outstanding	8,051	10,794	11,433
Less: Restricted stock	(19)	—	—

Weighted average shares used in computing net income (loss) per common share – basic	8,032	10,794	11,433

Add dilutive securities:
Warrants	—	—	226
Stock options	—	—	7,632
Conversion of redeemable convertible preferred stock	—	—	37,762

Weighted average shares used in computing net income (loss) per common share – diluted	8,032	10,794	57,053

Net income (loss) per common share – basic
Net income (loss) before cumulative effect of a change in accounting principle	$(4.20)	$(2.30)	$0.78
Cumulative effect of a change in accounting principle	—	(0.06)	—

Net income (loss)	$(4.20)	$(2.36)	$0.78

Net income (loss) per common share – diluted
Net income (loss) before cumulative effect of a change in accounting principle	$(4.20)	$(2.30)	$0.16
Cumulative effect of a change in accounting principle	—	(0.06)	—

Net income (loss)	$(4.20)	$(2.36)	$0.16

Weighted average shares used in computing net income (loss) per common share above – basic			11,433
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock (unaudited)			37,762

Weighted average shares used in computing pro forma net income per common share – basic (unaudited)			49,195
Warrants			226
Stock options			7,632

Weighted average shares used in computing pro forma net income per common share – diluted (unaudited)			57,053

Pro forma net income per common share – basic (unaudited)			$0.18

Pro forma net income per common share – diluted (unaudited)			$0.16

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2004, 2005 and 2006, the Company had securities outstanding which could potentially dilute basic income (loss) per share in the future, but which were excluded from the computation of diluted net income (loss) per share as their effect would have been anti-dilutive due to the Company being in a loss position or due to outstanding options or warrants having exercise prices greater than the average fair market value for the respective periods presented.

Potentially dilutive outstanding securities consist of the following (shares in thousands):

	As of December 31,
	2004	2005	2006

Restricted common stock	19	—	—
Stock options outstanding	10,527	11,094	4,410
Conversion of warrants to purchase redeemable convertible preferred stock	550	550	160
Warrants to purchase common stock	1,151	401	401
Conversion of redeemable convertible preferred stock	37,762	37,762	—

Pro forma basic and diluted net income (loss) per common share have been computed to give effect to the conversion of the Company’s redeemable convertible preferred stock (using the if-converted-method) into common stock as though the conversion had occurred on the original dates of issuance.

4. Acquisition of ADC’s Broadband Access Systems, Inc. (BAS)

On June 29, 2004, the Company completed the acquisition of BAS in a transaction accounted for as a business combination using the purchase method. The results of BAS have been included in the accompanying consolidated results of operations subsequent to the date of acquisition.

The purchase price is as follows (in thousands):

Cash	$10
3,619 shares of class B nonvoting common stock	6,080
4,008 shares of series E-2 preferred stock	17,500
Acquisition related costs	1,520

Total purchase price	$25,110

The Company, with the assistance of Empire Valuation Consultants, LLC, an unrelated third-party valuation specialist, determined the fair value of the class B nonvoting common stock and the series E-2 preferred stock issued as part of the acquisition. Such valuation required management to make significant estimates and assumptions.

Under the purchase method of accounting, the purchase price as shown in the previous table was allocated among the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date. The Company engaged Empire Valuation Consultants, LLC, an unrelated third-party valuation specialist to assist in determining the fair values of certain assets acquired. Such valuation required management to make significant estimates and assumptions, especially with respect to the fair value of intangible assets.

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The purchase price allocation is as follows (in thousands):

Cash and cash equivalents	$5
Trade receivables	1,048
Restructuring receivable from ADC Telecommunications, Inc.	785
Investment in preferred stock of subsidiary of Kabelnetz, Inc.	5,259
Inventories	17,044
Property and equipment	6,569
Accounts payable and other accrued liabilities	(7,452)
Restructuring accrual	(785)
Deferred revenues	(1,360)
Accrued warranty	(1,362)

Net tangible assets acquired	19,751
Intangible assets acquired:
Patented products	1,564
Customer relationships	670
Trade names	503
In-process research and development	966
Goodwill	1,656

Total purchase price	$25,110

Patented Products. Patented products represent the value assigned to the entire Cuda product line plus FastFlow. To estimate the fair value of the patented products, an income approach was used that included an analysis to determine the net present value of future cash flows. The patented products are amortized over their expected useful lives of 5 years.

Customer Relationship. Customer relationships represent the value assigned to BAS’s key customer relationships. To estimate the fair value of the customer relationships, an income approach was used that included an analysis to determine the net present value of future cash flows. The customer relationships are amortized over their expected useful lives of 5 years.

Trade Names. Trade names represent the value assigned to BAS’s trade names Cuda and FastFlow. To estimate the fair value of the trade names, a relief from the royalty approach was used. The Company expects to continue the use of these trade names for the foreseeable future. Trade names are amortized over their expected useful lives of 4 years.

In-Process Research and Development. In-process research and development (IPR&D) represents software in development, including the next version of Cuda, that: (i) had not demonstrated technological feasibility and (ii) had no alternative future uses at the time of acquisition. To estimate the fair value of IPR&D, an income approach was used that included an analysis to determine the net present value of future cash flows.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying net identifiable assets acquired. The goodwill reflects the Company’s recognition of the value of future technological and product developments, time-to-market benefits, synergies, workforce, and strategic positioning value. The goodwill is not deductible for income tax purposes.

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pro forma information as if the Company had acquired BAS at the beginning of the period presented is as follows (in thousands):

Year ended December 31, 2004
(Unaudited)
Revenues	$47,771
Net loss	$(51,763)

5. Balance Sheet Data

Marketable Securities

In accordance with EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” the following table shows gross unrealized gains (losses) and fair value as of December 31, 2005, and 2006, aggregated by investment category. Marketable securities include the following available-for-sale securities, with maturity dates within one year (in thousands):

	As of December 31,
	2005		2006
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Gains

Asset-backed certificates	$2,745	$(7)	$5,140	$1
Corporate debt securities	4,176	(11)	6,599	—
Commercial paper	—	—	15,165	8

Total	$6,921	$(18)	$26,904	$9

Inventories

Inventories are comprised of the following (in thousands):

	As of December 31,
	2005	2006

Raw materials, parts and supplies	$1,029	$904
Work-in-progress	2,224	1,059
Finished products	18,271	5,190

Total inventory	$21,524	$7,153

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and Equipment, Net

Property and equipment, net is comprised of the following (in thousands):

	As of December 31,
	2005	2006

Computers, software and related equipment	$6,743	$11,128
Office furniture and fixtures	557	836
Engineering and other equipment	13,398	19,408
Leasehold improvements	1,546	2,049

	22,244	33,421
Less: accumulated depreciation	(14,713)	(20,633)

Total property and equipment	$7,531	$12,788

At December 31, 2005 and 2006, equipment amounting to $3.1 million, and $3.2 million, respectively, was capitalized under capital leases. Related accumulated amortization at December 31, 2005 and 2006, $2.8 million and $3.1 million, respectively.

Intangible Assets

Intangible assets are comprised of the following (in thousands):

	Cost	Accumulated Amortization	Net Book Value
As of December 31, 2005
Patented products	$1,564	$(469)	$1,095
Customer relationships	670	(201)	469
Trade names	503	(189)	314

Total intangible assets	$2,737	$(859)	$1,878

	Cost	Accumulated Amortization	Net Book Value
As of December 31, 2006
Patented products	$1,564	$(782)	$782
Customer relationships	670	(335)	335
Trade names	503	(314)	189

Total intangible assets	$2,737	$(1,431)	$1,306

The estimated future amortization expense of intangible assets as of December 31, 2006, is as follows (in thousands):

Years ending December 31,
2007	572
2008	510
2009	224

Total	$1,306

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill

The carrying value of goodwill was approximately $1.7 million at both December 31, 2005 and 2006. There were no additions or adjustments to goodwill during fiscal years 2005 and 2006.

Restricted Cash

Restricted cash consists of a certificate of deposit that is used to secure a standby letter of credit required in connection with an operating lease of the Company and cash used as credit card collateral.

Other Non-current Assets

Other non-current assets consist of the following (in thousands):

	As of December 31,
	2005	2006

Severance pay fund	$1,322	$1,771
Deferred tax assets	—	552
Other	502	1,606

Total other non-current assets	$1,824	$3,929

Preferred Stock Warrant Liabilities

Significant terms and fair value of warrants to purchase preferred stock are as follows (in thousands, except per share data):

Stock	Expiration Date	Exercise Price Per Share	Shares as of December 31,		Fair Value as of December 31,
			2005	2006	2005	2006
Series A-1 preferred	Earlier of (i) October 15, 2008, or (ii) the closing of an initial public offering of the Company’s common stock	$2.00	36	36	$162	$415

Series B preferred	January 5, 2006	24.00	8	—	—	—

Series C preferred	Earlier of (i) February 20, 2010, or (ii) three years after the closing of an initial public offering of the Company’s common stock	2.64	182	182	717	1,570

Series C preferred	Earlier of (i) January 15, 2008, or (ii) the closing of an initial public offering of the Company’s common stock	2.64	23	23	77	180

Series E-1 preferred	Later of (i) June 29, 2011, or (ii) three years after closing of an initial public offering of the Company’s common stock	4.37	161	161	686	987

Total			410	402	$1,642	$3,152

Those warrants that do not expire on the closing of an initial public offering will convert into warrants to purchase shares of common stock at the applicable conversion rate for the related redeemable convertible preferred stock (currently 1-for-1.47 for series C preferred stock and 1-for-1 for series E-1 preferred stock).

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of the above warrants was determined using the Black-Scholes pricing model using the following assumptions:

	As of December 31,
	2005	2006
Risk-free interest	4.0-4.1%	4.6-5.0%
Volatility	100%	91%
Dividend yield	—	—
Remaining contractual term	0.1-5.4 years	1.0-4.4 years

In January 2006, warrants to purchase 8,334 shares of series B preferred stock at an exercise price of $24.00 expired unexercised.

Deferred Revenues, Net

Deferred revenues, net consists of the following (in thousands):

	As of December 31,
	2005	2006

Deferred product revenues, net	$22,245	$27,335
Deferred service revenues	6,549	23,267

Total deferred revenues, net	28,794	50,602
Less deferred revenues, net, current portion	(28,232)	(39,553)

Deferred revenues, net, less current portion	$562	$11,049

Accrued Warranty

The Company provides a warranty for its software and hardware products. Software is warranted to be free of defects generally for a period of 90 days and hardware generally for a period of one to five years from the date of shipment. The Company accrues for potential warranty claims based on the Company’s historical claims experience. The adequacy of the accrual is reviewed on a periodic basis and adjusted, if necessary, based on additional information as it becomes available.

Activity related to the product warranty is as follows (in thousands):

	Years ended December 31,
	2005	2006

Balance at beginning of year	$2,316	$3,913
Warranty charged to cost of sales	3,487	2,715
Utilization of warranty	(1,793)	(2,344)
Other adjustments	(97)	(148)

Total accrued warranty	3,913	4,136
Less accrued warranty, current portion	(3,913)	(3,241)

Accrued warranty, less current portion	$—	$895

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Current Liabilities

Other current liabilities consist of the following (in thousands):

	As of December 31,
	2005	2006

Foreign, franchise, and other income tax liabilities	$1,639	$4,752
Sales and use tax payable	1,127	1,340
Customer product trade-in provision	949	1,071
Accrued professional fees	605	1,261
Other	885	1,300

Total other current liabilities	$5,205	$9,724

6. Commitments and Contingencies

Commitments

The Company and its subsidiaries operate from leased premises in the United States, Israel, Asia, and Europe with original lease periods expiring in 2007 and 2012. The Company is committed to pay a portion of the buildings’ operating expenses as determined under the lease agreements. The terms of certain lease agreements in Asia have automatic renewal provisions in one year increments. Certain of the leases are with a related party, ADC Telecommunications, Inc., a stockholder. Future minimum lease payments due under the related operating leases with a remaining non-cancelable lease term in excess of one year are as follows (in thousands):

	ADC	Other	Total
Years ending December 31,
2007	371	2,203	2,574
2008	—	1,942	1,942
2009	—	1,528	1,528
2010	—	1,615	1,615
2011	—	1,637	1,637
Thereafter	—	409	409

	$371	$9,334	$9,705

The terms of certain lease arrangements have free or escalating rent payment provisions, and when significant, the rent expense is recognized on a straight-line basis over the lease period resulting in a deferred rent liability. Leasehold improvements are amortized over the shorter of their useful life or the contractual lease term. Rent expense under operating leases was approximately $1.8 million, $3.0 million, $3.2 million, for the years ended December 31, 2004, 2005 and 2006, respectively. Of these amounts, approximately $0.8 million, $1.5 million, $1.4 million, pertains to the ADC Telecommunications, Inc. leases for the years ended December 31, 2004, 2005 and 2006, respectively.

Litigation

From time to time, the Company may be subject to claims, legal actions, and complaints, including patent infringement, arising in the normal course of business. Although there can be no assurance as to the ultimate disposition of these matters, the Company’s management has determined, based upon the information available on the date of these financial statements, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Indemnities

From time to time, in its normal course of business, the Company may indemnify other parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company. The Company may agree to hold other parties harmless against specific losses such as those that could arise from a breach of representation or breach of covenant, or third-party infringement claims. It may not be possible to determine the maximum potential amount of liability under such indemnification obligations due to the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. Historically, there have been no such indemnification claims.

7. Financing

	As of December 31,
	2005	2006
	(in thousands)
Line of credit	$4,200	$4,000
Loans payable	12	10,480
Loans payable to ADC Telecommunications, Inc. (a stockholder)	7,000	—

	11,212	14,480
Less: current portion	(4,212)	(5,913)

	$7,000	$8,567

Loans Payable

In November 2004, the Company signed a loan and security agreement with a third-party financial institution providing for revolving advances of up to $14 million. Advances accrue interest at 11% per annum payable monthly. The principal amount and any unpaid accrued interest was due on November 15, 2006. Loan origination costs of $86,406 were amortized to interest expense over the term of the loan. The agreement was secured by all the assets of the Company except for certain intellectual property. During the year ended December 31, 2006, the loan was fully repaid.

Additionally, in connection with the loan and security agreement, the Company entered into a stock pledge agreement. The stock pledge agreement assigned to the lender a security interest in the Company’s rights, title, and interests in certain shares of the Company’s subsidiaries’ stock. The wholly owned subsidiary companies and the percentage of stock pledged are as follows: BigBand Networks BAS, Inc. – 100%, BigBand Networks, LTD – 65%, and BigBand Networks International – 100%. During the year ended December 31, 2006, and as a result of the related loan being fully repaid, the stock pledge agreement was cancelled.

In August 2006, the Company signed a loan and security agreement with a third-party financial institution providing for a term loan of $10.0 million and a revolving line of credit of up to $20.0 million. The term loan accrues interest at prime (8.25% at December 31, 2006) plus one quarter of one percent, payable monthly. The borrowing base on the Company’s revolving line of credit up to a maximum of $20 million is based on the total of (i) 80% of eligible accounts receivable, (ii) the lower of 50% of the value of eligible inventory or 50% of eligible customer purchase orders up to a maximum of $10 million, and (iii) 50% of cash and cash equivalents and marketable securities. If certain financial ratios are not maintained, interest accrues at prime plus one and one half percent until those ratios are re-established. The term loan balance is repayable in equal monthly installments commencing September 2007 of approximately $0.4 million for a period of twenty-four months with final payment in August 2009. The advances on the revolving line of credit accrue interest at prime (8.25% at December 31, 2006), payable monthly. If certain financial ratios are not maintained, interest accrues at prime plus

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

one and one half percent until those ratios are re-established. The principal amount and any unpaid interest on the revolving line of credit are due in August 2008. Non-refundable loan commitment fees incurred at the inception of the loans are being amortized to interest expense over the term of the loan. Annual facility fees equal to one half of one percent of the revolving line of credit balance are due on each anniversary date. If the revolving line of credit is cancelled for any reason by the Company, a termination fee of three quarters of one percent of the revolving credit line amount is charged if cancelled prior to the first anniversary of the effective date, or one half of one percent if after the first anniversary of the effective date, unless in either case, the Company enters into a new agreement with the lender. The agreement allows payment of dividends solely in common stock. The agreement is secured by all the assets of the Company except for certain intellectual property. As of December 31, 2006, $10.0 million and $4.0 million were outstanding under the term loan and the revolving line of credit, respectively.

In December 2006, the Company entered into a license agreement with a vendor for software and related support services. The agreement provides for an initial payment due upon purchase of the license with two installment payments due in December 2007 and 2008. The Company recorded the cost of the software equal to the initial payment and the discounted value of the installment payments based on an imputed interest rate of 8.0%. The present value of the future installment payments at December 31, 2006, is approximately $479,000.

Loan Payable to ADC Telecommunications, Inc., a Stockholder

In June 2004, the Company signed a credit and security agreement with ADC Telecommunications, Inc., a stockholder, at the same time as the BAS acquisition (see Note 4). Amounts advanced under the agreement accrued interest at the prime rate plus 1% per annum (6.25% at December 31, 2005).

Maturity was on a “first to occur” event basis, of which, the most significant events were: (1) June 29, 2007, (2) the closing of the sale of shares of common stock in an initial public offering, and (3) the closing of any merger, acquisition, license, or sale of all or a substantial portion of the assets of the Company. The agreement was secured by certain intellectual property of the Company. During the year ended December 31, 2006, the loan was fully repaid.

In June 2004 and pursuant to the credit and security agreement, a warrant was issued to purchase up to 400,825 shares of the Company’s class B common stock at the exercise price of $4.37 per share. The fair value of the warrant was approximately $0.4 million, which has been accounted for as a cost of financing and was amortized to interest expense over its estimated term of three years. During the year ended December 31, 2006, and as a result of the related loan being fully repaid, the remaining balance of deferred financing costs was expensed.

Capital Leases

The Company leases property and equipment under leases classified as capital leases. Future payments due under capital leases as of December 31, 2006 are as follows (in thousands):

Years ending December 31,
2007	$27
2008	23
2009	13
Less: amount representing interest	(7)

Present value of minimum lease payments	56
Less: current portion of capital lease obligation	(24)

Long-term portion of capital lease obligations	$32

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Principal payments

Principal payments due for financings, including capital leases, over the next three years are as follows (in thousands):

Years ending December 31,
2007	$1,954
2008	9,283
2009	3,346
Less: amount representing interest on capital leases and imputed interest	(47)

Total principal payments due in future periods	$14,536

8. Redeemable Convertible Preferred Stock

Redeemable convertible preferred stock consisted of the following (in thousands):

	As of December 31,
	2005	2006
Series A, 788 shares designated at December 2005 and December 2006, respectively; 197 shares issued and outstanding at December 31, 2005 and 2006, respectively. Aggregate liquidation preference of $260 for all periods	$260	$260
Series A-1, 1,566 shares designated at December 2005 and 2006, respectively; 356 shares issued and outstanding at December 31, 2005 and 2006, respectively. Aggregate liquidation preference of $712 for all periods	712	712
Series A-2, 2,600 shares designated at December 2005 and 2006, respectively; 650 shares issued and outstanding at December 31, 2005 and 2006, respectively. Aggregate liquidation preference of $1,300 for all periods	1,244	1,244
Series B, 6,990 shares designated at December 2005 and 2006, respectively; 1,739 shares issued and outstanding at December 31, 2005 and 2006, respectively. Aggregate liquidation preference of $27,828 for all periods	27,748	27,748
Series C, 46,301 shares designated at December 2005 and 2006, respectively; 11,371 shares issued and outstanding at December 31, 2005 and 2006, respectively. Aggregate liquidation preference of $30,018 for all periods	29,882	29,882
Series D, 21,521 shares designated at December 2005 and 2006, respectively; 5,380 shares issued and outstanding at December 31, 2005 and 2006, respectively. Aggregate liquidation preference of $15,000 for all periods	14,911	14,911
Series E-1, 27,500 shares designated at December 2005 and 2006, respectively; 5,738 shares issued and outstanding at December 31, 2005 and 2006, respectively. Aggregate liquidation preference of $25,050 for all periods	25,050	25,050
Series E-2, 21,000 shares designated at December 2005 and 2006, respectively; 4,008 shares issued and outstanding at December 31, 2005 and 2006. Aggregate liquidation preference of $17,500 for all periods	17,500	17,500

	$117,307	$117,307

Significant rights of preferred stock are as follows:

Voting Rights—The holders of series A through E-1 redeemable convertible preferred stock are entitled to one vote for each share of common stock into which such share may be converted. Holders of series E-2 redeemable convertible preferred stock are not entitled to vote.

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends—The holders of the redeemable convertible preferred stock are entitled, when, as, and if declared by the Board of Directors, to non-cumulative dividends of (i) $0.12 per share for series A, (ii) $0.16 per share for series A-1 and A-2, (iii) $1.28 per share for series B, (iv) $0.20 per share for series C, (v) $2.24 per share for series D, and (vi) $0.36 per share for series E-1 and E-2, in preference and priority to the common stock dividends. Once the redeemable convertible preferred stockholders have received their dividend preference, the holders of all series of redeemable convertible preferred stock are entitled, when, as, and if declared by the Board of Directors, to non-cumulative dividends equal to those paid to the common stockholders determined on an as-if-converted basis.

Liquidation—In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, all assets of the Company available for distribution among the holders of redeemable convertible preferred stock will be distributed to them in the following order: (i) each holder of shares of series E-1 and E-2 is entitled to a $4.36 per share distribution before any payment can be made to holders of shares of series A through D, (ii) each holder of shares of series D is entitled to a $2.80 per share distribution before any payment can be made to holders of shares of series A through C, (iii) each holder of a share of series C is entitled to a $2.64 per share distribution before any payment can be made to holders of series A and B, (iv) each holder of a share of series A and B is entitled to a $1.32, $2.00, $2.00 and $16.00 per share distribution for series A, A-1, A-2, and B, respectively. In the event the assets available for distribution are in excess of the amount necessary to pay the above distributions in full, each holder of series A through D is entitled to an additional per share distribution equal to that of holders of common stock, determined on an as-if-converted basis; however, the aggregate of all distributions to series A-2, B, C, and D can not exceed $48.00, $48.00, $5.36, and $8.36 per share, respectively. In the event that the assets available for distribution are insufficient to make the full per share distributions, all such assets will be distributed among the holders of the respective series in proportion to the full preference to which such holders would otherwise be entitled.

A liquidation or winding up of the company, a greater than 50% change in control or a sale of substantially all of the Company’s assets would constitute a redemption event. As the redemption event is outside the Company’s control, all shares of redeemable convertible preferred stock have been presented outside of permanent equity in accordance with EITF Topic D-98, “Classification and Measurement of Redeemable Securities.” The Company has elected not to adjust the carrying values of series A, A-1, A-2, B, C, D, E-1 and E-2 redeemable convertible preferred stock to their respective redemption values since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying value to the redemption values will be made when it becomes probable that such redemption will occur.

Conversion—The holders of series A through E-1 redeemable convertible preferred stock have the right, at the option of the holder, at any time, to convert their shares into shares of class A common stock at the then-applicable conversion rate (currently 1-for-2 for series A, A-1, A-2, and B, 1-for-1.47 for series C, and 1-for-1 for series D and E-1), which is subject to adjustment for future dilution and other events. The holders of series E-2 redeemable convertible preferred stock have the right, at the option of the holder, at any time, to convert their shares into shares of either (i) class B common stock or (ii) class A common stock following registration of such stock at the then-applicable conversion rate (currently 1-for-1), which is subject to adjustment for future dilution and other events.

Following a closing of a qualifying public offering, the Company has the right to require conversion of shares of each series of redeemable convertible preferred stock, on a series-by-series basis, into shares of class A common stock at the then-current conversion rate for each series.

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Related-Party Transactions

In addition to related-party transactions and balances separately disclosed elsewhere in these financial statements, the Company had certain other related-party transactions.

Beginning in 2002, the Company had an agreement with a member of its Board of Directors to provide the Company strategic advisory services. The Company recorded consulting fees for these services of approximately $90,000 for each of the years ended December 31, 2004, and 2005 and 2006, which were recorded in general and administrative expenses in the accompanying consolidated statements of operations. As of December 31, 2005, and 2006, amounts included in accounts payable in the accompanying consolidated balance sheets amounted to $0 and $15,035, respectively.

10. Stockholders’ Equity (Deficit)

Common Stock

The rights attached to the different classes of common stock of the Company are as follows:

Voting Rights—The holders of class A common stock are entitled to one vote per share on all matters submitted to the stockholders of the Company. The holders of class B common stock are not entitled to vote.

Conversion—Upon closing of a public offering of class A common stock, all class B common stock automatically converts to class A common stock on a 1-for-1 basis. Upon registration of the Company’s class A common stock or a consolidation, merger, reorganization or other similar transaction, the holders of class B common stock have the right, at the option of the holder, to convert their shares into shares of class A common stock.

Dividends—Subject to the preferential rights of holders of the redeemable convertible preferred stock, if any, the holders of shares of common stock shall be entitled to receive dividends from the Company’s assets when, as, and if declared by the Board of Directors. The holders of class A and B common stock are entitled to share equally, on a per share basis, in such dividends, except in the case of stock dividends that will be made (i) in class B common stock to holders of class A and B common stock, (ii) in class A common stock to holders of class A common stock, and in class B common stock to holders of class B common stock, or (iii) in any other authorized class or series of capital stock to the holders of class A and B common stock.

Liquidation—Subject to the preferential rights of holders of the redeemable convertible preferred stock, if any, the holders of common stock are entitled to receive the remaining assets legally available for distribution. The holders of class A and B common stock are entitled to share equally, on a per share basis, in such distribution.

Common Stock Warrants

The Company had the following unexercised common stock warrant as of December 31, 2005 and 2006 (in thousands, except per share data):

Class	Expiration Date	Exercise Price Per Share	Shares Unexercised
Class B common	Earlier of (i) June 29, 2009, or (ii) three years after the closing of an initial public offering of the Company’s common stock	$4.37	401

In June 2004, a warrant to purchase 750,000 shares of class A common stock was exercised, with total proceeds of approximately $1.9 million paid to the Company.

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Options

The Company’s 2003 Share Option and Incentive Plan (the Plan) allows the Company to award stock option grants and restricted stock to employees, officers, directors and consultants of the Company. The exercise price of incentive stock options granted under the Plan may not be less than 100% of the fair market value of the Company’s common stock on the date of the grant. The exercise price of nonqualified stock options cannot be less than 85% of the market value on the date of grant. Options granted under the Plan are generally exercisable in installments vesting annually over a four-year period. Options granted under the plan have a maximum term of ten years from the date of grant.

Data pertaining to stock option activity under the Plan is as follows (in thousands, except per share and year data):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2003	5,722	$0.76	8.66	$5,542
Granted	5,874	0.96
Exercised	(136)	0.72
Canceled	(933)	0.84

Outstanding at December 31, 2004	10,527	0.88	8.80	$8,716
Granted	1,884	1.72
Exercised	(644)	0.80
Canceled	(674)	0.88

Outstanding at December 31, 2005	11,093	1.02	8.14	$13,141
Granted	6,284	4.39
Exercised	(708)	1.08
Canceled	(649)	1.64

Outstanding at December 31, 2006	16,020	2.31	8.09	$55,194

Vested and expected to vest	15,531		8.04	$54,355

The following table summarizes the information about stock options outstanding and exercisable as of December 31, 2006 (shares in thousands):

	Options Outstanding			Options Exercisable
Exercise Price	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	No. of Shares Exercisable	Weighted Average Exercise Price
$ 0.20-0.76	3,847	6.31	$0.65	3,500	$0.63
0.80	439	4.99	0.80	435	0.80
1.00	3,834	7.77	1.00	2,361	1.00
1.32-2.60	3,490	8.55	2.03	878	1.89
5.28-5.36	4,410	9.85	5.29	33	5.28

	16,020		$2.31	7,207	$0.94

The weighted-average grant-date fair value of options granted during the year ended December 31, 2006 on a per-share basis was approximately $3.57. The total intrinsic value of options exercised during the years ended December 31, 2004, 2005, and 2006, was $84,703, $492,166, and $471,777, respectively.

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average fair value and exercise price of options granted during the year ended December 31, 2006 are as follows:

Weighted-average fair value:
Options granted below deemed market value	$3.57
Options granted equal to deemed market value	$—
Weighted-average exercise price:
Options granted below deemed market value	$4.39
Options granted equal to deemed market value	$—

Stock-Based Compensation

During the years ended December 31, 2004 and 2005, the Company recorded deferred stock-based compensation of approximately $4.0 million and $0.4 million, respectively, related to stock option grants valued under the intrinsic value method.

Beginning on January 1, 2006, and upon the adoption of SFAS 123R, the fair value of each new option awarded is estimated on the grant date using the Black-Scholes valuation model using the assumptions noted in the following table:

Year ended December 31, 2006
Expected Volatility	91%–98%
Expected Term	6 years
Risk-free interest	4.57%–4.96%
Expected dividends	—

The Company’s expected volatility is derived from historical volatilities of several unrelated companies within the communications equipment industry. Each company’s historical volatility is weighted based on certain qualitative factors and combined to produce a single volatility factor used by the Company. The risk-free interest factor is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to each grant’s expected term. The expected term is calculated using the “short-cut” method provided in the Securities Exchange Commission’s Staff Accounting Bulletin No. 107, which takes into consideration the grant’s contractual life and the vesting periods. The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment. During the year ended December 31, 2006, the Company recorded additional stock-based compensation under the fair value requirements of SFAS 123R of approximately $1.4 million.

As of December 31, 2006, pursuant to SFAS 123R, there was $19.1 million of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.7 years. The total fair value of shares vested during the year ended December 31, 2006, was approximately $2.0 million.

During the year ended December 31, 2006, and at the election of certain employees, the Company exchanged previously awarded stock option grants for grants providing the same number of shares, vesting terms, an exercise price equal to the deemed fair value of the underlying class A common stock at the time of the original grant, and a series of annual cash payments (or shares of the Company’s class A common stock). In

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accordance with SFAS 123R, the Company accounted for this exchange as a modification. The total compensation for this modification is $240,000, of which the Company accrued approximately $102,000 for the year ended December 31, 2006.

Non-Employee Options

In connection with the grant of options to purchase 32,500 shares of class A common stock to non-employees for services performed relating to the acquisition of BAS in June 2004 (see Note 4), the Company recorded the fair value of approximately $30,000 as acquisition-related costs. These options were fully vested and exercisable upon issuance.

During the year ended December 31, 2006, and in connection with a grant of options to purchase 50,000 shares of class A common stock for services performed by a member of the board of directors, the Company recorded the fair value of approximately $24,000 as stock-based compensation.

Shares Reserved

Class A common stock reserved for future issuance is as follows (in thousands):

	As of December 31,
	2005	2006
Conversion of redeemable convertible preferred stock	37,759	37,759
Conversion of class B common stock	3,619	3,619
Warrants to purchase redeemable convertible preferred and common stock	951	934
Stock options:
Outstanding	11,093	16,020
Reserved for future grants	687	2,129

	54,109	60,461

11. Income Taxes

The Company’s net income (loss) before provision for income tax and cumulative effect of change in accounting principle was comprised of the following (in thousands):

	Years ended December 31,
	2004	2005	2006
Domestic	$(33,908)	$(25,066)	$9,868
Foreign	395	529	1,534

Net income (loss) before provision for income tax and cumulative effect of change in accounting principle	$(33,513)	$(24,537)	$11,402

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Provision for income tax consisted of the following (in thousands):

	Years ended December 31,
	2004	2005	2006
Current:
Federal	$—	$—	$376
State	—	—	112
Foreign	250	259	2,544

	250	259	3,032
Deferred:
Federal	—	58	39
State	—	8	6
Foreign	—	—	(552)

	—	66	(507)

Total	$250	$325	$2,525

Reconciliations of the provisions for income tax at the statutory rate to the Company’s provision for income tax are as follows (in thousands):

	Years ended December 31,
	2004	2005	2006
Tax provision (benefit) at federal statutory rate	$(11,676)	$(8,588)	$3,850
U.S. losses not benefited (net operating loss carryforward utilized)	12,461	9,507	(3,445)
Foreign operations	250	259	1,370
State taxes	—	—	77
Research and development tax credits	(834)	(1,194)	(1,485)
Stock-based compensation	—	243	756
Warrant amortization	—	—	842
Permanent items	49	98	560

Provision for income taxes	$250	$325	$2,525

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of the Company’s net deferred tax assets are as follows (in thousands):

	As of December 31,
	2005	2006
Deferred tax assets:
Reserves and accruals	$4,285	$6,474
Stock compensation	13	168
Depreciation and amortization	2,111	2,037
Net operating loss carryforwards	48,883	33,803
Tax credit carryforwards	2,338	4,248

Total deferred tax assets	57,630	46,730

Deferred tax liabilities:
Goodwill	(66)	(110)

Gross deferred taxes	57,564	46,620
Valuation allowance	(57,630)	(46,178)

Net deferred taxes	$(66)	$442

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company’s historical operating performance and the recorded domestic cumulative net losses in all prior fiscal periods, the Company has provided a full valuation allowance against its U.S. deferred tax assets. The Company’s valuation allowance increased by $16.1 million and $7.2 million and decreased by $11.5 million in the years ended December 31, 2004, 2005 and 2006, respectively. As of December 31, 2006, the Company has U.S. federal and state net operating losses of approximately $93.8 million and $46.0 million, respectively. The U.S. federal net operating loss carryforwards will expire at various dates beginning in 2019 through 2025 if not utilized. Most state net operating loss carryforwards will expire at various dates beginning in 2008 through 2026.

As of December 31, 2006, the Company has U.S. federal and state tax credit carryforwards of approximately $2.4 million for federal and $2.3 million for state. The federal credit will expire at various dates beginning in 2020 through 2026 if unused. The California state research and development credits can be carried forward indefinitely. Other state incentive tax credits will expire at various dates beginning in 2009 through 2021.

During the three months ended December 31, 2006, the Company recorded an additional income tax provision of $1.3 million related to the resolution of a tax audit in Israel which was different than the Company’s original estimate and in excess of the amounts previously recorded. The $1.3 million includes the effects for the years ended December 31, 1999 through 2003 that were covered by the tax audit and the expected effects for the years ended December 31, 2004 through 2006 based on the outcome of the tax audit.

Net operating loss carryforwards and credit carryforwards reflected above are likely to be limited due to ownership changes as provided in the Internal Revenue Code and similar state provisions. The Company has not provided for U.S. federal income taxes on all of the non-U.S. subsidiaries’ undistributed earnings as of December 31, 2006, because such earnings are intended to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to applicable U.S. federal and state income taxes.

In connection with the Company’s adoption of SFAS No. 123R, the Company uses the ‘with-and-without’ approach described in EITF Topic No. D-32, “Intraperiod Tax Allocation of the Tax Effect of Pretax Income

BIGBAND NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

from Continuing Operations,” to determine the recognition and measurement of excess tax benefits. Accordingly, the Company has elected to recognize excess income tax benefits from stock option exercises in additional paid in capital only if an incremental income tax benefit would be realized after considering all other tax attributes presently available to the Company. In addition, consistent with the requirements described in Footnote 82 of SFAS No. 123R, because of net operating loss carryforwards, the Company has not recognized deferred tax assets for the excess income tax benefits from stock option exercises. The Company similarly has not recognized excess tax benefits as deferred tax assets for options accounted for under APB 25. Therefore, no such amounts are included in the components of deferred tax assets or as part of the amounts shown above as net operating loss carryforwards.

12. 401(k) Savings and Retirement Plan

The Company sponsors a 401(k) Savings and Retirement Plan (Plan) for all employees who meet certain eligibility requirements. Participants may contribute, on a pre-tax basis, between 1 percent and 90 percent of their annual compensation, but not to exceed a maximum contribution amount pursuant to Section 401(k) of the Internal Revenue Code. The Company is not required to contribute, nor has it contributed, to the Plan for any of the periods presented.

13. Subsequent Events

Reverse Stock Split

In February 2007, the Board of Directors approved a reverse stock split of the Company’s outstanding shares of common stock and preferred stock and on February 15, 2007, subsequent to stockholder approval, the Company filed an amendment to its fourth amended and restated certificate of incorporation effecting a 1-for-4 reverse stock split of its class A and B common stock and all redeemable convertible preferred stock. All issued and outstanding common stock, preferred stock, warrants for common and preferred stock, and per share amounts, except the per share par value, contained in the financial statements have been retroactively adjusted to reflect this reverse stock split.

Exercise of Warrant

On February 16, 2007, a warrant to purchase 401,000 shares of class B common stock was exercised, with total proceeds of approximately $1.8 million paid to the Company.

2007 Equity Incentive Plan

On January 31, 2007, the Board of Directors approved the 2007 Equity Incentive Plan (2007 Plan). A total of 6,000,000 shares of common stock were reserved for future issuance under the 2007 Plan, which will become effective on the effective date of the initial public offering.

Employee Stock Purchase Plan (Unaudited)

On February 22, 2007, the Board of Directors approved the Employee Stock Purchase Plan (ESPP). A total of 1,000,000 shares of common stock were reserved for future issuance under the ESPP, which will become effective on the effective date of the initial public offering.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

BigBand Networks, Inc.

We have audited the accompanying statements of operations, stockholder’s deficit, and cash flows of ADC Broadband Access Systems, Inc. for the period from November 1, 2003 to June 29, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of ADC Broadband Access Systems, Inc. for the period from November 1, 2003 to June 29, 2004, in conformity with accounting principles generally accepted in the United States.

/s/    Ernst & Young LLP

Minneapolis, Minnesota

January 23, 2006

ADC BROADBAND ACCESS SYSTEMS, INC.

STATEMENT OF OPERATIONS

(In thousands)

Period From November 1, 2003 to June 29, 2004
Net sales	$13,114
Cost of sales	9,799

Gross profit	3,315
Operating expenses:
Research and development	15,006
Selling and administration	11,671

Loss from operations	(23,362)
Other income	75

Net loss	$(23,287)

See accompanying notes.

ADC BROADBAND ACCESS SYSTEMS, INC.

STATEMENT OF STOCKHOLDER’S DEFICIT

(In thousands, except share data)

	Common Stock		Deferred Stock-Based Compensation	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance, October 31, 2003	1,000	—	—	148,779	(285,071)	(613)	(136,905)
Net loss	—	—	—	—	(23,287)	—	(23,287)
Cumulative translation adjustment	—	—	—	—	—	401	401

Comprehensive loss							(22,886)

Balance, June 29, 2004	1,000	$—	$—	$148,779	$(308,358)	$(212)	$(159,791)

See accompanying notes.

ADC BROADBAND ACCESS SYSTEMS, INC.

STATEMENT OF CASH FLOWS

(In thousands)

Period From November 1, 2003 to June 29, 2004
Operating activities
Net loss	$(23,287)
Noncash operating activities:
Amortization of patent costs	111
Depreciation	1,718
Foreign exchange gains	(78)
Bad debt expense	159
Loss on write-down and disposals of property and equipment	1,008
Gain on sale of note receivable	(1,138)
Changes in operating assets and liabilities:
Accounts receivable, net	1,546
Inventories, net	(4,938)
Prepaid expenses	(103)
Other receivables	(3,284)
Accounts payable	3,483
Accrued expenses and other current liabilities	873

Cash flows used in operating activities	(23,930)

Investing activities
Restricted cash	106
Purchases of property and equipment	(2,736)
Sale of note receivable from customer	4,591
Payments made to obtain patents and trademarks	(147)

Cash flows provided by investing activities	1,814

Financing activities
Due to parent	21,257

Cash flows provided by financing activities	21,257

Effect of exchange rates on cash and cash equivalents	401

Net change in cash and cash equivalents	(458)
Cash and cash equivalents, beginning of period	463

Cash and cash equivalents, end of period	$5

See accompanying notes.

ADC BROADBAND ACCESS SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

June 29, 2004

1. Summary of Significant Accounting Policies

Business—ADC Broadband Access Systems, Inc. (the Company), a wholly owned subsidiary of ADC Telecommunications, Inc. (ADC), designs, manufactures, and sells solutions for broadband Internet protocol (IP) services. The Company’s Cuda CMTS (cable modem termination system) products provide a versatile platform for the IP delivery of a wide range of highly differentiated video, voice, and data services to residential and commercial environments. The Company’s FastFlow BPM (broadband provisioning manager) product automates configuration and activation of DOCSIS cable modems, multimedia terminal adaptors, and residential gateways for IP video, voice, and data services.

The Company was acquired by BigBand Networks, Inc. on June 29, 2004.

ADC provided financial and administrative support to the Company. The Company’s results of operations may have been significantly different if it had been required to obtain financing from third-party sources or if it had been responsible for providing itself with the administrative resources provided by ADC. Refer to Note 5 for additional information about the Company’s relationship with ADC.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates are used in determining such items as recognition of revenue, depreciation and amortization lives and provisions for returns and allowances, inventory write-downs, and warranty claims. Actual results could differ from these estimates.

Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximate their fair value due to the short-term maturity of such instruments.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash collected on company sales was remitted to ADC. ADC managed the Company’s cash and provided working capital as needed. Refer to Note 5 for more information about transactions with ADC.

Concentrations of Credit Risk—Financial instruments that subject the Company to potential concentrations of credit risk include cash and cash equivalents, restricted cash, and accounts receivable.

Cash and cash equivalents are maintained at banks in the United States and may exceed insured limits. The Company has not experienced losses on its cash and cash equivalents or restricted cash.

The Company’s accounts receivable are derived mainly from sales to cable operators located in the United States. The Company performs ongoing credit evaluations of its customers and requires letters of credit or advance payments, if deemed necessary.

Inventories—Inventories include material, labor, and overhead and are stated at the lower of first-in, first-out cost or market. In assessing the ultimate realization of inventories, the Company is required to make judgments as to future demand requirements compared to current or committed inventory levels. The Company’s reserve requirements generally increase as its projected demand requirements decrease due to market conditions, technological and product life cycle changes.

ADC BROADBAND ACCESS SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 29, 2004

Property and Equipment—Property and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to ten years or, in the case of leasehold improvements, over the term of the lease, if shorter.

Impairment of Long-Lived Assets—Prior to fiscal 2003, the Company evaluated property and equipment and identifiable intangibles for potential impairment in compliance with Statement of Financial Accounting Standards (SFAS) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” In fiscal 2003, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

Patents and Trademarks—Costs incurred to obtain patents and trademarks are capitalized and amortized over their useful lives of seven years using the straight-line method.

Anticipated future amortization expense for the years ending October 31 is as follows (in thousands):

2004	$59
2005	178
2006	178
2007	168
2008 and thereafter	251

$834

Revenue Recognition—The Company recognizes revenue, net of discounts, when persuasive evidence of a final agreement exists, delivery has occurred, the selling price is fixed or determinable, and collection is reasonably assured. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company also recognizes revenue for arrangements with multiple deliverables when the delivered items have value on a stand-alone basis, there is objective and reliable evidence of the fair value of the undelivered items, and there is no general right of return relative to the delivered items.

Technical support services revenue is deferred and recognized ratably over the period during which the services are to be performed, which is typically from one to three years.

Allowance for Uncollectible Accounts—The Company estimates its ability to collect trade accounts receivable. A considerable amount of judgment is required in assessing the realization of these accounts, including the current creditworthiness of each customer and the related aging of the past-due balances. In order to assess its ability to collect these accounts, the Company performs ongoing credit evaluations of its customers’ financial condition and makes adjustments to its allowance for uncollectible accounts accordingly.

Warranty—The Company accrues for the estimated cost of product warranties at the time revenue is recognized. The Company estimates the costs of its warranty obligations based on its warranty policy, its historical experience of known product failure rates and related costs incurred in correcting product failures.

ADC BROADBAND ACCESS SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 29, 2004

The Company’s warranty accrual activity was as follows (in thousands):

Period From November 1, 2003 to June 29, 2004
Balance, beginning of period	$252
Provisions	208
Utilizations	(26)

Balance, ending of period	$434

Research and Development Costs—The Company expenses all research and development costs in the period incurred.

Current and Deferred Income Taxes—The Company utilizes the liability method of accounting for income taxes. Deferred tax liabilities or assets are recognized for the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities. The Company regularly assesses the likelihood that its deferred tax assets will be recovered from future taxable income and the Company records a valuation allowance to reduce its deferred tax assets to the amounts it believes to be realizable. The Company considers projected future taxable income and ongoing tax planning strategies in assessing the amount of the valuation allowance. If the Company determines it will not realize all or part of its deferred tax assets, an adjustment to the deferred tax asset will be charged to earnings in the period such determination is made.

Foreign Currency Translation—The Company converts assets and liabilities of foreign operations to their U.S. dollar equivalents at rates in effect at the balance sheet dates and the Company records translation adjustments in stockholder’s deficit. Income statements of foreign operations are translated from the operations’ functional currency to U.S. dollar equivalents at the exchange rate in effect on the transaction dates. Foreign currency exchange transaction gains and losses are recorded in other income (expense).

Comprehensive Loss—Comprehensive loss includes net loss and foreign currency translation adjustments. Comprehensive loss is presented in the statements of stockholder’s deficit.

Software Development Costs—Software development costs are capitalized beginning when technological feasibility has been established and ending when a product is available to customers. To date, the period between achieving technological feasibility and the period when the software is made available to customers has been relatively short, and software development costs for capitalization have been insignificant. As such, all costs qualifying for capitalization have been insignificant. As such, all software development costs are included in research and development expense.

2. Income Taxes

The Company was part of a group that filed a consolidated federal income tax return. For financial reporting purposes, a separate income tax provision has been created to show the amount that would have been recorded in the financial statements if the Company filed a separate tax return.

ADC BROADBAND ACCESS SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 29, 2004

The components of income taxes were as follows (in thousands):

Period From November 1, 2003 to June 29, 2004
Current taxes:
Federal	$—
State	—

—
Deferred taxes:
Federal	—
State	—

—

Total income taxes	$—

The effective tax rate differed from the federal statutory rate as follows:

Period From November 1, 2003 to June 29, 2004
Federal statutory rate	(35.0)%
Meals and entertainment	0.1
Federal research and development credit	(6.5)
State taxes, net	(7.9)
Valuation allowance	49.3

—%

The Company concluded that a full valuation allowance against its net deferred tax assets was appropriate. A deferred tax asset represents future tax benefits to be received when certain expenses and losses previously recognized in the income statement become deductible under applicable income tax laws. Thus, realization of a deferred tax asset is dependent on future taxable income against which these deductions can be applied. SFAS No. 109, “Accounting for Income Taxes”, requires that a valuation allowance be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. A review of all available positive and negative evidence was performed, including the Company’s performance, the market environment in which the Company operates, the utilization of past tax credits, length of carryback and carryforward periods, and existing contracts or sales backlog that will result in future profits. As a result of the Company’s cumulative losses and the full utilization of its loss carryback potential, the Company concluded that a full valuation allowance should be recorded.

Federal and state net operating loss carryforwards, available to offset future income for tax purposes, were approximately $244.4 million and $231.9 million, respectively, at June 29, 2004. The federal net operating loss carryforwards expire between fiscal 2015 and fiscal 2024, and the state operating loss carryforwards expire between fiscal 2005 and fiscal 2009. Federal and state credit carryforwards were approximately $9.8 million and $5.9 million at June 29, 2004, respectively. The federal credits expire between fiscal 2013 and fiscal 2024, and

ADC BROADBAND ACCESS SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 29, 2004

the state credits expire between fiscal 2005 and fiscal 2019. The net operating losses and credit carryforwards are subject to the limitations provided by Internal Revenue Code sections 382 and 383.

During the period ended June 29, 2004, the Company’s valuation allowance increased from $108.6 million to $120.4 million.

3. Commitments and Contingencies

Letters of Credit—As of June 29, 2004, the Company had one outstanding letter of credit guaranteeing payment of certain rental obligations. That letter of credit was collateralized with cash in the amount of $105,000.

Operating Leases—Portions of the Company’s operations were conducted using leased facilities. These leases are noncancelable and renewable, with expiration dates in 2007 and 2008. Rent expense included in the accompanying statement of operations was $0.9 million for the period from November 1, 2003 to June 29, 2004.

The following is a schedule of future minimum lease payments required under facilities operating leases at June 29, 2004, including a facility the Company ceased using in 2001, for fiscal years ending October 31 (in thousands):

2004	$809
2005	2,524
2006	2,620
2007	1,734
2008	734

$8,421

Legal Contingencies—The Company is a party to various lawsuits, proceedings, and claims arising in the ordinary course of business or otherwise. The Company does not believe these matters will have a material adverse impact on the consolidated financial statements.

4. Restructuring Accrual

The Company’s lease obligation for a facility it ceased using in 2001 was as follows (in thousands):

Period From November 1, 2003 to June 29, 2004
Balance, beginning of period	$5,031
Payments	(691)

Balance, ending of period	$4,340

ADC BROADBAND ACCESS SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 29, 2004

5. Related-Party Transactions

Corporate Allocations—The Company was charged with corporate overhead costs by ADC as follows (in thousands):

Period From November 1, 2003 to June 29, 2004
Research and development	$160
Selling and administration	6,002

Total	$6,162

Due to Parent—ADC provided financing to the Company during 2004 to fund the Company’s operating losses and allow it to meet its obligations as they come due. The Company did not repay any amounts due to ADC during the period ended June 29, 2004. ADC did not charge the Company interest expense on the outstanding amount of the payable because it was not ADC’s practice to do so, and ADC did not anticipate settlement of the payable. Had the Company operated as a stand-alone business, it may not have been able to obtain similar levels of financing with such favorable terms.

In connection with the sale of the Company to BBN, all debts due to ADC and its subsidiaries were extinguished through a contribution of capital to the Company.

6. Major Customers

The Company had sales to customers which exceeded 10% of net sales, as follows:

Period From November 1, 2003 to June 29, 2004
A	29.1%
B	19.9
C	13.7
D	11.4

74.1%

7. Retirement Savings Plans

The Company sponsors defined contribution plans for its employees. The Company’s contribution to these plans was $286,000 during the period ended June 29, 2004, respectively.

8. Customer Financing

The Company was party to a consortium of vendors who sold product to a customer. At October 31, 2002, the Company deferred $4,500,000 of revenues in connection with product shipped to the customer that had not been accepted. The customer accepted the product in 2003, and the Company recognized all previously deferred revenues and related costs.

The Company also participated in a credit facility provided to this same customer by making a contribution to the facility. The Company sold its participation interest in the facility to a third party in January 2004 for $4,500,000 and recorded a gain of $1,100,000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the NASDAQ Global Market listing fee.

SEC registration fee	$15,216
NASD filing fee	15,266
NASDAQ Global Market listing fee	100,000
Printing and engraving	150,000
Legal fees and expenses	1,000,000
Accounting fees and expenses	1,000,000
Blue sky fees and expenses (including related legal fees)	10,000
Transfer agent and registrar fees	20,000
Miscellaneous expenses	89,518

Total	$2,400,000

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation to be in effect upon completion of this offering includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated bylaws of the registrant to be effective upon completion of this offering provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant will not be obligated pursuant to the amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•

The rights conferred in the amended and restated bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.	Recent Sales of Unregistered Securities.

During the last three years, we have issued unregistered securities as described below.

1. Since December 31, 2003, we granted stock options to purchase an aggregate of 21,487,830 shares of our common stock under our stock plans to employees, consultants, directors and other service providers with exercise prices ranging from $0.20 to $5.28 per share.

2. Since December 31, 2003, we issued and sold an aggregate of 1,802,385 shares of our common stock to employees, consultants, directors and other service providers for aggregate consideration of approximately $1,686,556 under exercises of options granted under the stock plans.

3. On June 29, 2004, we issued and sold 3,618,873 shares of our Class B common stock and 4,008,246 shares of our Series E-2 Preferred Stock to ADC Telecommunications, Inc. as consideration for our acquisition of a business division from them for an aggregate purchase price of approximately $25.1 million.

4. On June 29, 2004, we issued a warrant to purchase 400,825 shares of our Class B common stock to ADC Telecommunications, Inc. in connection with a $7 million loan to us, which was subsequently repaid.

5. On June 29, 2004, we issued and sold an aggregate of 4,403,605 shares of Series E-1 Preferred Stock to thirteen (13) accredited investors in the first closing of our Series E-1 financing for an aggregate purchase price of approximately $19.2 million.

6. On July 2, 2004, we issued and sold 229,043 shares of Series E-1 Preferred Stock to an accredited investor in the second closing of our Series E-1 financing for a purchase price of approximately $1.0 million.

7. On July 16, 2004, we issued and sold an aggregate of 1,104,820 shares of Series E-1 Preferred Stock to five (5) accredited investors in the final closing of our Series E-1 financing for an aggregate purchase price of approximately $4.8 million.

8. On November 5, 2004, we issued a warrant to purchase 160,330 shares of our Series E-1 Preferred Stock to an accredited investor in connection with a loan transaction.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the securities described above were exempt from registration under the Securities Act by virtue of Regulation D promulgated thereunder and/or Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule or in reliance on Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering. The recipients of securities under compensatory benefit plans and contracts relating to compensation were our employees, directors or bona fide consultants and received the securities as compensation for services. Appropriate legends have been affixed to the securities issued in these transactions. We believe that each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us. When we have relied on Regulation D promulgated under the Securities Act, the purchasers of the unregistered securities have been accredited investors.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

3.1A	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.1B**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering

3.2A**	Amended and Restated Bylaws of the Registrant, as currently in effect

3.2B**	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering

4.1*	Specimen common stock certificate of the Registrant

4.2**	Fifth Amended and Restated Investors Rights Agreement, dated as of June 29, 2004, between the Registrant and certain holders of the Registrant’s capital stock named therein

4.3**	Warrant to purchase stock, dated June 29, 2004, issued to ADC Telecommunications, Inc.

4.4**	Warrant to purchase stock, dated February 20, 2003, issued to GATX Ventures, Inc.

4.5**	Warrant to purchase stock, dated November 5, 2004, issued to Horizon Technology Funding Company LLC

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1**	Form of Indemnification Agreement between the Registrant and its directors and officers

10.2**	1999 Share Option and Incentive Plan of the Registrant

10.3**	2001 Share Option and Incentive Plan of the Registrant

10.4**	2003 Share Option and Incentive Plan of the Registrant, as amended

10.5**	2004 Share Option and Incentive Plan Sub-Plan for Israeli Employees of the Registrant, as amended

10.6*	2007 Equity Incentive Plan

10.7	Employee Stock Purchase Plan

10.8**	Employment Agreement, dated January 1, 2000, between Amir Bassan-Eskenazi and the Registrant

10.9**	Employment Agreement, dated January 2, 2000, between Ran Oz and BigBand Networks Ltd.

10.10**	Offer Letter Agreement, dated October 11, 2003, between John Connelly and the Registrant

10.11**	Offer Letter Agreement, dated August 5, 2004, between Fred Ball and the Registrant, as amended

10.12**	Offer Letter Agreement, dated January 4, 2004, between Robert Horton and the Registrant

10.13**	Offer Letter Agreement, dated October 30, 2006, between Jeffrey Lindholm and the Registrant

10.14**	Letter Agreement, dated January 26, 2006, between Lloyd Carney and the Registrant

10.15**	Letter Agreement, dated January 30, 2006, between Ken Goldman and the Registrant

10.16**	Letter Agreement, dated January 16, 2006, between Robert Sachs and the Registrant

Exhibit Number	Description
10.17A**	Lease (475 Broadway, Redwood City, California), dated August 20, 2002, between Martin/Campus LLC and the Registrant

10.17B**	First Amendment to Lease (475 Broadway, Redwood City, California), dated February 10, 2005, between MPTP Holding, LLC and the Registrant

10.17C**	Second Amendment to Lease (475 Broadway, Redwood City, California), dated November 30, 2005, between The Board of Trustees of the Leland Stanford University and the Registrant

10.18A**	Sublease Agreement (585 Broadway, Redwood City, California), dated November 30, 2005, between BroadVision, Inc. and the Registrant

10.18B**	First Amendment to Sublease (585 Broadway, Redwood City, California), dated November 2, 2006, between BroadVision, Inc. and the Registrant

10.18C**	Second Amendment to Sublease (585 Broadway, Redwood City, California), dated November 16, 2006, between BroadVision, Inc. and the Registrant

10.19**	Sublease Agreement (8 Technology Drive, Westborough, Massachusetts), dated June 29, 2004, between ADC Telecommunications, Inc. and the Registrant

10.20**	Lease (8 Technology Drive, Westborough, Massachusetts), dated August 25, 2006, between Gateway Sherwood, Inc. and the Registrant

10.21**	Lease Agreement (Tel Aviv, Israel), dated March 16, 2000, between Kanit Hashalom Investments Limited and BigBand Networks Ltd., as amended

10.22**	Loan and Security Agreement, dated August 18, 2006, among Silicon Valley Bank, BigBand Networks BAS, Inc. and the Registrant

10.23	Offer Letter Agreement, dated February 22, 2007, between David Heard and the Registrant

21.1**	List of subsidiaries of the Registrant

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2	Consent of Ernst & Young LLP, Independent Auditors

23.3*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

23.4**	Consent of Empire Valuation Consultants, LLC, an independent valuation firm, dated as of January 22, 2007

24.1**	Power of Attorney

*	To be filed by amendment.
**	Previously filed.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, California, on the 26th day of February, 2007.

BIGBAND NETWORKS, INC.

By:	/S/ AMIR BASSAN-ESKENAZI
Amir Bassan-Eskenazi
President, Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ AMIR BASSAN-ESKENAZI Amir Bassan-Eskenazi	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	February 26, 2007

/S/ FREDERICK BALL Frederick Ball	Senior Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	February 26, 2007

* Lloyd Carney	Director	February 26, 2007

* Dean Gilbert	Director	February 26, 2007

* Ken Goldman	Director	February 26, 2007

* Gal Israely	Director	February 26, 2007

* Ran Oz	Director	February 26, 2007

* Bruce Sachs	Director	February 26, 2007

* Robert Sachs	Director	February 26, 2007

* Geoffrey Yang	Director	February 26, 2007

*By:	/S/ AMIR BASSAN-ESKENAZI
Amir Bassan-Eskenazi, as Attorney-in-Fact

Exhibit Index

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

3.1A	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.1B**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering

3.2A**	Amended and Restated Bylaws of the Registrant, as currently in effect

3.2B**	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering

4.1*	Specimen common stock certificate of the Registrant

4.2**	Fifth Amended and Restated Investors Rights Agreement, dated as of June 29, 2004, between the Registrant and certain holders of the Registrant’s capital stock named therein

4.3**	Warrant to purchase stock, dated June 29, 2004, issued to ADC Telecommunications, Inc.

4.4**	Warrant to purchase stock, dated February 20, 2003, issued to GATX Ventures, Inc.

4.5**	Warrant to purchase stock, dated November 5, 2004, issued to Horizon Technology Funding Company LLC

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1**	Form of Indemnification Agreement between the Registrant and its directors and officers

10.2**	1999 Share Option and Incentive Plan of the Registrant

10.3**	2001 Share Option and Incentive Plan of the Registrant

10.4**	2003 Share Option and Incentive Plan of the Registrant, as amended

10.5**	2004 Share Option and Incentive Plan Sub-Plan for Israeli Employees of the Registrant, as amended

10.6*	2007 Equity Incentive Plan

10.7	Employee Stock Purchase Plan

10.8**	Employment Agreement, dated January 1, 2000, between Amir Bassan-Eskenazi and the Registrant

10.9**	Employment Agreement, dated January 2, 2000, between Ran Oz and BigBand Networks Ltd.

10.10**	Offer Letter Agreement, dated October 11, 2003, between John Connelly and the Registrant

10.11**	Offer Letter Agreement, dated August 5, 2004, between Fred Ball and the Registrant, as amended

10.12**	Offer Letter Agreement, dated January 4, 2004, between Robert Horton and the Registrant

10.13**	Offer Letter Agreement, dated October 30, 2006, between Jeffrey Lindholm and the Registrant

10.14**	Letter Agreement, dated January 26, 2006, between Lloyd Carney and the Registrant

10.15**	Letter Agreement, dated January 30, 2006, between Ken Goldman and the Registrant

10.16**	Letter Agreement, dated January 16, 2006, between Robert Sachs and the Registrant

10.17A**	Lease (475 Broadway, Redwood City, California), dated August 20, 2002, between Martin/Campus LLC and the Registrant

10.17B**	First Amendment to Lease (475 Broadway, Redwood City, California), dated February 10, 2005, between MPTP Holding, LLC and the Registrant

10.17C**	Second Amendment to Lease (475 Broadway, Redwood City, California), dated November 30, 2005, between The Board of Trustees of the Leland Stanford University and the Registrant

10.18A**	Sublease Agreement (585 Broadway, Redwood City, California), dated November 30, 2005, between BroadVision, Inc. and the Registrant

10.18B**	First Amendment to Sublease (585 Broadway, Redwood City, California), dated November 2, 2006, between BroadVision, Inc. and the Registrant

Exhibit Number	Description
10.18C**	Second Amendment to Sublease (585 Broadway, Redwood City, California), dated November 16, 2006, between BroadVision, Inc. and the Registrant

10.19**	Sublease Agreement (8 Technology Drive, Westborough, Massachusetts), dated June 29, 2004, between ADC Telecommunications, Inc. and the Registrant

10.20**	Lease (8 Technology Drive, Westborough, Massachusetts), dated August 25, 2006, between Gateway Sherwood, Inc. and the Registrant

10.21**	Lease Agreement (Tel Aviv, Israel), dated March 16, 2000, between Kanit Hashalom Investments Limited and BigBand Networks Ltd., as amended

10.22**	Loan and Security Agreement, dated August 18, 2006, among Silicon Valley Bank, BigBand Networks BAS, Inc. and the Registrant

10.23	Offer Letter Agreement, dated February 22, 2007, between David Heard and the Registrant

21.1**	List of subsidiaries of the Registrant

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2	Consent of Ernst & Young LLP, Independent Auditors

23.3*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

23.4**	Consent of Empire Valuation Consultants, LLC, an independent valuation firm, dated as of January 22, 2007

24.1**	Power of Attorney

*	To be filed by amendment.
**	Previously filed.